C O N S O L I D A T E D
F I N A N C I A L S T A T E M E N T S
A N D N O T E S

Consolidated Financial Statements	Sun Life Financial Inc.	December 31, 2024	1

Financial Reporting Responsibilities

Management is responsible for preparing the Consolidated Financial Statements. This responsibility includes selecting appropriate accounting policies and making estimates and other judgments consistent with International Financial Reporting Standards. The financial information presented elsewhere in the annual report to shareholders is consistent with these Consolidated Financial Statements.

The Board of Directors ("Board") oversees management’s responsibilities for financial reporting. An Audit Committee of non-management directors is appointed by the Board to review the Consolidated Financial Statements and report to the Board prior to their approval of the Consolidated Financial Statements for issuance to shareholders. Other key responsibilities of the Audit Committee include reviewing the Company’s existing internal control procedures and planned revisions to those procedures, and advising the Board on auditing matters and financial reporting issues.

Management is also responsible for maintaining systems of internal control that provide reasonable assurance that financial information is reliable, that all financial transactions are properly authorized, that assets are safeguarded, and that Sun Life Financial Inc. and its subsidiaries, collectively referred to as "the Company", adhere to legislative and regulatory requirements. These systems include the communication of policies and the Company’s Code of Business Conduct throughout the organization. Internal controls are reviewed and evaluated by the Company’s internal auditors.

Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting, as of
December 31, 2024, based on the framework and criteria established in Internal Control — Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2024.

The Audit Committee also conducts such review and inquiry of management and the internal and external auditors as it deems necessary towards establishing that the Company is employing appropriate systems of internal control, is adhering to legislative and regulatory requirements and is applying the Company’s Code of Business Conduct. Both the internal and external auditors and the Company’s Appointed Actuary have full and unrestricted access to the Audit Committee with and without the presence of management.

The Office of the Superintendent of Financial Institutions, Canada conducts periodic examinations of the Company. These examinations are designed to evaluate compliance with provisions of the Insurance Companies Act (Canada) and to ensure that the interests of policyholders, depositors, and the public are safeguarded. The Company’s foreign operations and foreign subsidiaries are examined by regulators in their local jurisdictions.

The Company’s Appointed Actuary, who is a member of management, is appointed by the Board to discharge the various actuarial responsibilities required under the Insurance Companies Act (Canada), and conducts the valuation of the Company’s actuarial liabilities. The role of the Appointed Actuary is described in more detail in Note 10. The report of the Appointed Actuary accompanies these Consolidated Financial Statements.

The Company’s external auditor, Deloitte LLP, Independent Registered Public Accounting Firm, has audited the Company’s internal control over financial reporting as of December 31, 2024, in addition to auditing the Company’s Consolidated Financial Statements for the years ended December 31, 2024 and December 31, 2023. Its reports to the Board and shareholders express unqualified opinions and accompany these Consolidated Financial Statements. Deloitte LLP meets separately with both management and the Audit Committee to discuss the results of its audit.

Kevin D. Strain, CPA, CA	Timothy Deacon, FCPA, FCA
President and Chief Executive Officer	Executive Vice-President and Chief Financial Officer

Toronto, Ontario, Canada
February 12, 2025

2	Sun Life Financial Inc.	December 31, 2024	Consolidated Financial Statements

Appointed Actuary’s Report

THE SHAREHOLDERS AND DIRECTORS OF SUN LIFE FINANCIAL INC.

I have valued the policy liabilities of Sun Life Financial Inc. and its subsidiaries for its Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards for the years ended December 31, 2024 and December 31, 2023.

In my opinion, the amount of policy liabilities is appropriate for this purpose. The valuation conforms to accepted actuarial practice in Canada and the Consolidated Financial Statements fairly present the results of the valuation.

Kevin Morrissey, F.C.I.A., F.S.A.
Fellow, Canadian Institute of Actuaries

Toronto, Ontario, Canada
February 12, 2025

Appointed Actuary's Report	Sun Life Financial Inc.	December 31, 2024	3

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4 Sun Life Financial Inc. December31, 2024 Independent Auditor's Report

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Independent Auditor's Report Sun Life Financial Inc. December 31, 2024 5

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6 Sun Life Financial Inc. December31, 2024 Independent Auditor's Report

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Sun Life Financial Inc.

Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Sun Life Financial Inc. and subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows, for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2024, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 12, 2025, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters
The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Insurance Contract Liabilities – Refer to Notes 1 and 10 to the Financial Statements
Critical Audit Matter Description
The Company’s insurance contract liabilities represent a significant portion of its total liabilities. Insurance contract liabilities are determined in accordance with IFRS 17, Insurance Contracts (“IFRS 17”). This requires the use of complex valuation models and assumptions to measure groups of insurance contracts as the total of fulfillment cash flows, plus a risk adjustment for non-financial risk and a contractual service margin (“CSM”). The CSM component is only relevant for groups of insurance contracts measured using the general measurement approach and the variable fee approach.

While there is considerable judgment applied by management and inherent uncertainty in selecting assumptions, the assumptions with the greatest estimation uncertainty are those related to mortality, policyholder behaviour and discount rates. These assumptions required significant auditor attention in specific circumstances where (i) there is limited Company and industry experience data, (ii) the historical experience may not be a good indicator of the future, and (iii) the determination of discount rates requires complex calculation and measurement of unobservable market inputs. Auditing certain valuation models and significant assumptions (mortality, policyholder behaviour and discount rate) required a high degree of auditor judgment and an increased extent of audit effort, including the need to involve actuarial and fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to certain valuation models and significant assumptions included the following, among others:
•Evaluated and tested the effectiveness of controls over actuarial models and the determination of the mortality, policyholder behaviour and discount rate assumptions used in the calculation of insurance contract liabilities, as well as access and change management controls over those actuarial models.
•With the assistance of actuarial specialists, tested the appropriateness of certain valuation models used in the valuation process by:
•Calculating an independent estimate of the insurance contract liability for a sample of insurance policies and comparing the results to the Company’s estimate; and
•Testing the accuracy of certain valuation models for changes in key assumptions.
•With the assistance of actuarial specialists, tested the reasonableness of mortality and policyholder behaviour assumptions by:
•Evaluating whether management’s assumptions were determined in accordance with the requirements of IFRS 17;
•Testing experience studies and other inputs used in the determination of the assumptions; and
•Analyzing management’s interpretation and judgment with respect to its experience study results and emerging claims experience, evaluating new and revised key assumptions, assessing reasonable possible alternative assumptions, and considering industry and other external sources of benchmarking where applicable.

Report of Independent Registered Public Accounting Firm	Sun Life Financial Inc.	December 31, 2024	7

•With the assistance of actuarial and fair value specialists, evaluated the reasonableness of the discount rates used by:
•Evaluating whether management’s assumptions and methodologies were determined in accordance with the requirements of IFRS 17; and
•Testing the inputs and source information underlying the determination of the discount rates.

Valuation of Investment Properties – Refer to Notes 1 and 5 to the Financial Statements
Critical Audit Matter Description
Investment properties are accounted for at fair value. The fair values of investment properties are generally determined using property valuation models and are based on expected capitalization rates and models that discount expected future net cash flows at current market expected rates of return reflective of the characteristics, location, and market of each property. Expected future net cash flows include contractual and projected cash flows and forecasted operating expenses, and take into account discount, rental, and occupancy rates derived from market surveys. The estimates of future cash inflows in addition to expected rental income from current leases, include projected income from future leases based on significant assumptions that are consistent with current market conditions.

The assumptions with the greatest uncertainty are the discount rates, terminal capitalization rates, and future rental rates. Performing audit procedures to assess inputs required an elevated degree of auditor judgment and an increased extent of audit effort, including the need for the integral involvement of valuation specialists.

How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to valuation models and assumptions including discount rates, terminal capitalization rates, and future rental rates included the following, among others:
•Evaluated and tested the effectiveness of controls over the fair value process for investment properties. These controls include an assessment and approval by senior management of the discount rates, terminal capitalization rates, and future rental rates assumptions used in the determination of the valuation of investment properties and the valuation conclusions relative to comparable properties.
•With the assistance of valuation specialists, evaluated on a sample basis the reasonableness of management’s discount rates, terminal capitalization rates, and future rental rates assumptions and valuation conclusions by comparing them to the discount rates, terminal capitalization rates, and future rental rates of market surveys and transactions in comparable properties.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
February 12, 2025

We have served as the Company’s auditor since 1875.

8	Sun Life Financial Inc.	December 31, 2024	Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Sun Life Financial Inc.

Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Sun Life Financial Inc. and subsidiaries (the “Company”) as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024, of the Company and our report dated February 12, 2025, expressed an unqualified opinion on those financial statements.

Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
February 12, 2025

Report of Independent Registered Public Accounting Firm	Sun Life Financial Inc.	December 31, 2024	9

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, (in millions of Canadian dollars, except for per share amounts)	2024	2023
Insurance service result
Insurance revenue (Note 10)	$22,637	$21,356
Insurance service expenses (Note 10)	(19,631)	(18,450)
Reinsurance contract held net income (expenses) (Note 10)	85	(69)
Net insurance service result	3,091	2,837
Investment result
Investment result excluding result for account of segregated fund holders:
Net investment income (loss) (Note 5)	7,415	11,586
Insurance finance income (expenses) from insurance contracts issued (Note 5)	(5,139)	(9,675)
Insurance finance income (expenses) from reinsurance contracts held (Note 5)	51	59
Decrease (increase) in investment contract liabilities	(393)	(331)
Net investment result excluding result for account of segregated fund holders	1,934	1,639
Investment result for insurance contracts for account of segregated fund holders:
Investment income (loss) on investments for account of segregated fund holders	2,316	1,793
Insurance finance income (expenses) (Note 21)	(2,316)	(1,793)
Net investment result for insurance contracts for account of segregated fund holders	—	—
Net investment result	1,934	1,639
Fee income (Note 16)	8,581	7,832
Other expenses (income)
Other income	(163)	(169)
Operating expenses and commissions (Note 17)	8,766	7,995
Interest expenses	664	552
Total other expenses (income)	9,267	8,378
Income (loss) before income taxes	4,339	3,930
Less: Income tax expense (benefit) (Note 19)	1,040	461
Total net income (loss)	3,299	3,469
Less: Net income (loss) allocated to the participating account (Note 20)	42	178
Net income (loss) attributable to non-controlling interests	128	126
Shareholders' net income (loss)	3,129	3,165
Less: Dividends on preferred shares and distributions on other equity instruments	80	79
Common shareholders' net income (loss)	$3,049	$3,086

Average exchange rates during the reporting periods: U.S. dollars	1.37	1.35

Earnings (loss) per share (Note 25)
Basic	$5.27	$5.27
Diluted	$5.26	$5.26

Dividends per common share	$3.240	$3.000

The attached notes form part of these Consolidated Financial Statements.

10	Sun Life Financial Inc.	December 31, 2024	Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the years ended December 31, (in millions of Canadian dollars)	2024	2023
Total net income (loss)	$3,299	$3,469
Other comprehensive income (loss), net of taxes:
Items that may be reclassified subsequently to income:
Change in unrealized foreign currency translation gains (losses):
Unrealized gains (losses)	1,346	(290)
Reclassifications to net income (loss)	—	(49)
Change in unrealized gains (losses) on investments at fair value through other comprehensive income:
Unrealized gains (losses)	166	482
Reclassifications to net income (loss) and provision for credit losses recognized into income	(62)	3
Change in unrealized gains (losses) on cash flow hedges:
Unrealized gains (losses)	111	(11)
Reclassifications to net income (loss)	(106)	28
Share of other comprehensive income (loss) in joint ventures and associates:
Unrealized gains (losses)	196	(44)
Reclassifications to net income (loss)	5	—
Total items that may be reclassified subsequently to income	1,656	119
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	19	(105)
Share of other comprehensive income (loss) in joint ventures and associates	(7)	7
Revaluation of property, plant and equipment	1	—
Total items that will not be reclassified subsequently to income	13	(98)
Total other comprehensive income (loss)	1,669	21
Total comprehensive income (loss)	4,968	3,490
Less: Comprehensive income (loss) allocated to the participating account (Note 20)	39	187
Non-controlling interests' comprehensive income (loss) (Note 20)	138	123
Shareholders’ comprehensive income (loss)	$4,791	$3,180

INCOME TAXES INCLUDED IN OTHER COMPREHENSIVE INCOME (LOSS)

For the years ended December 31, (in millions of Canadian dollars)	2024	2023
Income tax benefit (expense):
Items that may be reclassified subsequently to income:
Unrealized foreign currency translation gains (losses)	$(2)	$(5)
Unrealized gains (losses) on investments at fair value through other comprehensive income	(44)	(120)
Reclassifications to net income (loss) and provision for credit losses recognized into income on investments at fair value through other comprehensive income	14	(7)
Unrealized gains (losses) on cash flow hedges	(15)	(1)
Reclassifications to net income (loss) for cash flow hedges	11	(6)
Total items that may be reclassified subsequently to income	(36)	(139)
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(7)	38
Total items that will not be reclassified subsequently to income	(7)	38
Total income tax benefit (expense) included in other comprehensive income (loss)	$(43)	$(101)

The attached notes form part of these Consolidated Financial Statements.

Consolidated Financial Statements	Sun Life Financial Inc.	December 31, 2024	11

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31, (in millions of Canadian dollars)	2024	2023
Assets
Cash, cash equivalents and short-term securities (Note 5)	$13,873	$13,173
Debt securities (Notes 5 and 6)	81,955	75,493
Equity securities (Notes 5 and 6)	9,974	7,138
Mortgages and loans (Notes 5 and 6)	57,619	54,600
Derivative assets (Notes 5 and 6)	1,971	2,183
Other financial invested assets (Note 5)	13,306	10,361
Financial assets	178,698	162,948
Investment properties (Note 5)	9,290	9,723
Other non-financial invested assets (Note 5)	1,829	1,657
Invested assets	189,817	174,328
Other assets (Note 8)	7,021	6,462
Reinsurance contract held assets (Note 10)	6,318	5,794
Insurance contract assets (Note 10)	355	184
Deferred tax assets (Note 19)	3,910	3,878
Intangible assets (Note 9)	5,058	5,174
Goodwill (Note 9)	9,456	8,969
Total general fund assets	221,935	204,789
Investments for account of segregated fund holders (Note 21)	148,786	128,452
Total assets	$370,721	$333,241
Liabilities and equity
Liabilities
Insurance contract liabilities excluding those for account of segregated fund holders (Note 10)	$147,269	$135,669
Reinsurance contract held liabilities (Note 10)	1,825	1,623
Investment contract liabilities (Note 5)	11,678	11,672
Derivative liabilities (Notes 5 and 6)	2,077	1,311
Deferred tax liabilities (Note 19)	286	281
Other liabilities (Note 11)	26,292	23,655
Senior debentures (Note 12)	200	200
Subordinated debt (Note 13)	6,179	6,178
Total general fund liabilities	195,806	180,589
Insurance contract liabilities for account of segregated fund holders (Note 21)	20,097	19,041
Investment contract liabilities for account of segregated fund holders (Note 21)	128,689	109,411
Total liabilities	$344,592	$309,041
Equity
Issued share capital and contributed surplus	$10,526	$10,660
Shareholders’ retained earnings and accumulated other comprehensive income	15,031	12,922
Total shareholders’ equity	25,557	23,582
Equity in the participating account	496	457
Non-controlling interests’ equity	76	161
Total equity	$26,129	$24,200
Total liabilities and equity	$370,721	$333,241

Exchange rates at the end of the reporting periods: U.S. dollars	1.44	1.32
The attached notes form part of these Consolidated Financial Statements.

Approved on behalf of the Board of Directors on February 12, 2025.

Kevin Strain	Helen Mallovy Hicks
Chief Executive Officer	Director

12	Sun Life Financial Inc.	December 31, 2024	Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, (in millions of Canadian dollars)	2024	2023
Shareholders:
Preferred shares and other equity instruments (Note 14)
Balance, beginning and end of year	$2,239	$2,239
Common shares (Note 14)
Balance, beginning of year	8,327	8,311
Stock options exercised	47	56
Common shares purchased for cancellation	(182)	(40)
Balance, end of year	8,192	8,327
Contributed surplus
Balance, beginning of year	94	90
Share-based payments	5	11
Stock options exercised	(4)	(7)
Balance, end of year	95	94
Retained earnings
Balance, beginning of year	12,157	11,176
Net income (loss)	3,129	3,165
Dividends on common shares	(1,875)	(1,762)
Dividends on preferred shares and distributions on other equity instruments	(80)	(79)
Common shares purchased for cancellation (Note 14) and other	(727)	(146)
Transfer from accumulated other comprehensive income (loss)	—	(37)
Changes attributable to acquisition	—	(160)
Balance, end of year	12,604	12,157
Accumulated other comprehensive income (loss), net of taxes (Note 26)
Balance, beginning of year	765	713
Total other comprehensive income (loss) for the year	1,662	15
Transfer to retained earnings	—	37
Balance, end of year	2,427	765
Total shareholders’ equity, end of year	$25,557	$23,582
Equity in the participating account:
Balance, beginning of year	$457	$270
Net income (loss)	42	178
Total other comprehensive income (loss) for the year (Note 26)	(3)	9
Total equity in the participating account, end of year	$496	$457
Non-controlling interests:
Balance, beginning of year	$161	$90
Net income (loss)	128	126
Total other comprehensive income (loss) for the year (Note 26)	10	(3)
Distribution to non-controlling interests	(223)	(52)
Total non-controlling interests’ equity, end of year	$76	$161
Total equity	$26,129	$24,200
The attached notes form part of these Consolidated Financial Statements.

Consolidated Financial Statements	Sun Life Financial Inc.	December 31, 2024	13

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, (in millions of Canadian dollars)	2024	2023
Cash flows provided by (used in) operating activities
Income (loss) before income taxes	$4,339	$3,930
Adjustments:
Interest expense related to financing activities	398	408
(Decrease) increase in investment contract liabilities	393	331
Changes in insurance contract liabilities and assets	2,133	6,769
Changes in reinsurance contract held assets and liabilities	(136)	10
Realized and unrealized (gains) losses and foreign currency changes on invested assets	129	(4,657)
Sales, maturities and repayments of invested assets	52,512	43,457
Purchases of invested assets	(61,251)	(48,579)
Income taxes received (paid)	(1,138)	(1,240)
Mortgage securitization (Note 5)	(265)	(39)
Other operating activities	5,418	5,222
Net cash provided by (used in) operating activities	2,532	5,612
Cash flows provided by (used in) investing activities
Net (purchase) sale of property and equipment	(143)	(172)
Investment in and transactions with joint ventures and associates (Note 15)	(17)	(75)
Dividends and other proceeds related to joint ventures and associates (Note 15)	160	32
Acquisitions, net of cash and cash equivalents acquired (Note 3)(1)	—	(439)
Dispositions, net of cash and cash equivalents disposed (Note 3)(2)	—	297
Other investing activities	(337)	(202)
Net cash provided by (used in) investing activities	(337)	(559)
Cash flows provided by (used in) financing activities
Increase in (repayment of) borrowed funds (Note 11)	23	(72)
Issuance of subordinated debt, net of issuance costs (Note 13)	746	497
Increase in (repayment of) borrowings from credit facility	(340)	141
Redemption of senior debentures and subordinated debt (Notes 12 and 13)	(750)	(1,000)
Issuance of common shares on exercise of stock options	43	49
Transactions with non-controlling interests	(223)	(52)
Common shares purchased for cancellation (Note 14)	(855)	(186)
Dividends paid on common and preferred shares	(1,962)	(1,882)
Payment of lease liabilities	(175)	(176)
Interest expense paid	(389)	(405)
Net cash provided by (used in) financing activities	(3,882)	(3,086)
Changes due to fluctuations in exchange rates	471	(169)
Increase (decrease) in cash and cash equivalents	(1,216)	1,798
Net cash and cash equivalents, beginning of year	11,170	9,372
Net cash and cash equivalents, end of year	9,954	11,170
Short-term securities, end of year	3,744	2,003
Net cash, cash equivalents and short-term securities, end of year (Note 5)	$13,698	$13,173

(1)     Consists of total cash consideration paid of $522, less cash and cash equivalents acquired of $83 for the year ended December 31, 2023.
(2)     Consists of total cash consideration received of $516, less cash and cash equivalents disposed of $219 for the year ended December 31, 2023.

The attached notes form part of these Consolidated Financial Statements.

14	Sun Life Financial Inc.	December 31, 2024	Consolidated Financial Statements

Notes to the Consolidated Financial Statements
(Amounts in millions of Canadian dollars, except for per share amounts and where otherwise stated. All amounts stated in U.S. dollars are in millions.)

1. Material Accounting Policies
Description of Business
Sun Life Financial Inc. ("SLF Inc.") is a publicly traded company domiciled in Canada and is the holding company of Sun Life Assurance Company of Canada ("Sun Life Assurance"). Both companies are incorporated under the Insurance Companies Act (Canada), and are regulated by the Office of the Superintendent of Financial Institutions, Canada ("OSFI"). SLF Inc. and its subsidiaries are collectively referred to as "us", "our", "ours", "we", or "the Company". We are a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. We have operations in a number of markets worldwide including, Canada, the United States ("U.S."), the United Kingdom ("UK"), Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia, and Bermuda. Effective the second quarter of 2023, we completed the sale of our UK business unit.
Statement of Compliance
We prepared our Consolidated Financial Statements in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Our accounting policies have been applied consistently within our Consolidated Financial Statements.
Basis of Presentation
Our Consolidated Statements of Financial Position are presented in the order of liquidity and each statement of financial position line item includes both current and non-current balances, as applicable.

We have defined our reportable business segments and the amounts disclosed for those segments based on our management structure and the manner in which our internal financial reporting is conducted.

The material accounting policies used in the preparation of our Consolidated Financial Statements are summarized below and are applied consistently.
Estimates, Assumptions and Judgments
The application of our accounting policies requires estimates, assumptions and judgments as they relate to matters that are inherently uncertain. We have established procedures to ensure that our accounting policies are applied consistently and that the processes for changing methodologies for determining estimates are controlled and occur in an appropriate and systematic manner.
Use of Estimates and Assumptions
The preparation of our Consolidated Financial Statements requires us to make estimates and assumptions that affect the application of our policies and the reported amounts of assets, liabilities, revenue and expenses. Key sources of estimation uncertainty include the measurement of insurance contract assets and liabilities, reinsurance contract held assets and liabilities and investment contract liabilities, determination of fair value, determination and impairment of goodwill and intangible assets, determination of provisions and liabilities for pension plans, other post-retirement benefits, income taxes, and the determination of fair value of share-based payments. Actual results may differ from our estimates thereby impacting our Consolidated Financial Statements. Information on our use of estimates and assumptions is discussed in this Note and other Notes.
Judgments
In preparation of these Consolidated Financial Statements, we use judgments to select assumptions and determine estimates as described above. We also use judgment when applying accounting policies and when determining the classification of insurance contracts, investment contracts and service contracts; the substance of whether our relationship with a structured entity, subsidiary, joint venture or associate constitutes control, joint control or significant influence; functional currencies; contingencies; acquisitions; deferred income tax assets; and the determination of cash generating unit ("CGU").

Notes to the Consolidated Financial Statements	Sun Life Financial Inc.	December 31, 2024	15

Significant estimates and judgments have been made in the following areas and are discussed as noted:

Insurance contract and investment contract assumptions and measurement	Note 1 Insurance Contracts and Investment Contract Liabilities Note 10 Insurance Contracts
Determination of fair value	Note 1 Basis of Consolidation Note 1 Determination of Fair Value Note 3 Acquisitions and Other Note 5 Total Invested Assets and Related Net Investment Income
Determination of fair value of insurance contracts on transition for adoption of IFRS 17	Note 1 Insurance Contracts
Income taxes	Note 1 Income Taxes Note 19 Income Taxes
Pension plans	Note 1 Pension Plans and Other Post-Retirement Benefits Note 24 Pension Plans and Other Post-Retirement Benefits
Goodwill and intangible assets on acquisition and impairment	Note 1 Goodwill Note 1 Intangible Assets Note 3 Acquisitions and Other Note 9 Goodwill and Intangible Assets
Determination of control for purpose of consolidation	Note 1 Basis of Consolidation Note 15 Interests in Other Entities
Share-based payments	Note 18 Share-Based Payments
Basis of Consolidation
Our Consolidated Financial Statements include the results of operations and the financial position of subsidiaries, which includes structured entities controlled by us, after intercompany balances and transactions have been eliminated. Subsidiaries are fully consolidated from the date we obtain control, and deconsolidated on the date control ceases. The acquisition method is used to account for the acquisition of a subsidiary from an unrelated party at the date that control is obtained, with the difference between the consideration transferred and the fair value of the subsidiary’s net identifiable assets acquired recorded as goodwill. Judgment is required to determine fair value of the net identifiable assets acquired in a business combination. Interests in controlled entities held by external parties are reported as non-controlling interests ("NCI").

We control an entity when we have power over an entity, exposure to or rights to variable returns from our involvement with an entity, and the ability to affect our returns through our power over an entity. Power exists when we have rights that give us the ability to direct the relevant activities, which are those activities that could significantly affect the entity’s returns. Power can be obtained through voting rights or other contractual arrangements. Judgment is required to determine the relevant activities and which party has power over these activities. When we have power over and variable returns from an entity, including an investment fund that we manage, we also apply significant judgment in determining whether we are acting as a principal or agent. To make this determination, we consider factors such as how much discretion we have regarding the management of the investment fund and the magnitude and extent of variability associated with our interests in the fund. If we determine we are the principal rather than the agent, we would consolidate the assets and liabilities of the fund. Interests held by external parties in investment funds that we consolidate are recorded as third-party interest in consolidated investment funds in Other liabilities. If we lose control of an entity, the assets and liabilities of that entity are derecognized from our Consolidated Statements of Financial Position at the date at which control is lost and any investment retained is remeasured to fair value.

A joint venture exists when SLF Inc., or one of its subsidiaries, has joint control of a joint arrangement and has rights to the net assets of the arrangement. Joint control is the contractually agreed sharing of control and exists only when the decisions about the relevant activities require the unanimous consent of the parties sharing control. Associates are entities over which SLF Inc. or its subsidiaries are able to exercise significant influence. Significant influence is the power to participate in the financial and operating policy decisions of an investee but not have control or joint control over those decisions. Significant influence is generally presumed to exist when SLF Inc. or its subsidiaries holds greater than 20% of the voting power of the investee but does not have control or joint control. The equity method is used to account for our interests in joint ventures and associates. A joint operation exists when SLF Inc., or one of its subsidiaries, has joint control of an arrangement that gives it rights to the assets and obligations for the liabilities of the operation, rather than the net assets of the arrangement. For joint operations, we record our share of the assets, liabilities, revenue and expenses of the joint operation. Judgment is required to determine whether contractual arrangements between multiple parties results in control, joint control or significant influence, with consideration of the relevant activities of the entity, voting rights, representation on boards of directors and other decision-making factors. Judgment is also required to determine if a joint arrangement is a joint venture or joint operation, with consideration of our rights and obligations and the structure and legal form of the arrangement.
Determination of Fair Value
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Fair value is measured using the assumptions that market participants would use when pricing an asset or liability. We determine fair value by using quoted prices in active markets for identical or similar assets or liabilities. When quoted prices in active markets are not available, fair value is determined using valuation techniques that maximize the use of observable inputs. When observable valuation inputs are not available, significant judgment is required to determine fair value by assessing the valuation techniques and valuation inputs. The use of alternative valuation techniques or valuation inputs may result in a different fair value. A description of the fair value methodologies, assumptions, valuation techniques, and valuation inputs by type of asset is included in Note 5. A description of the fair value methodologies, assumptions, valuation techniques and valuation inputs for the transition of insurance contracts to IFRS 17 Insurance Contracts ("IFRS 17") is included in Note 1.

16	Sun Life Financial Inc.	December 31, 2024	Notes to the Consolidated Financial Statements

Foreign Currency Translation
Translation of Transactions in Foreign Currencies
The financial results of SLF Inc. and its subsidiaries, joint ventures and associates are prepared in the currency in which they conduct their ordinary course of business, which is referred to as functional currency. Transactions occurring in currencies other than the functional currency are translated to the functional currency using the spot exchange rates at the dates of the transactions.

Monetary assets and liabilities in foreign currencies are translated to the functional currency at the exchange rate at the statement of financial position date. Insurance contract and reinsurance contract held assets and liabilities, including the contractual service margin ("CSM"), are monetary items. Non-monetary assets and liabilities in foreign currencies that are held at fair value are translated using the exchange rate at the statement of financial position date, while non-monetary assets and liabilities that are measured at historical cost are translated using the exchange rate at the date of the transaction.

The resulting exchange differences from the translation of monetary items and non-monetary items held at fair value, with changes in fair value recorded to income, are recognized in our Consolidated Statements of Operations. For monetary assets classified as fair value through other comprehensive income ("FVOCI"), translation differences calculated on amortized cost are recognized in our Consolidated Statements of Operations and other changes in carrying amount are recognized in other comprehensive income ("OCI"). The exchange differences from the translation of non-monetary items on these assets are recognized in OCI.
Translation to the Presentation Currency
In preparing our Consolidated Financial Statements, the financial statements of foreign operations are translated from their respective functional currencies to Canadian dollars, our presentation currency. Assets and liabilities are translated at the closing exchange rate at the statement of financial position date, and income and expenses are translated using the average exchange rates. The accumulated gains or losses arising from translation of functional currencies to the presentation currency, net of the effect of any hedges, are included as a separate component of OCI within equity. Upon disposal of a foreign operation that includes loss of control, significant influence or joint control, the cumulative exchange gain or loss related to that foreign operation is recognized in income.
Invested Assets
Financial Assets Excluding Derivative Financial Instruments
Financial assets include cash, cash equivalents and short-term securities, debt securities, equity securities, mortgages and loans, and other financial invested assets.
i) Initial Recognition and Subsequent Measurement
Classification of financial assets
Financial assets are measured at initial recognition at fair value and are classified as and subsequently measured at fair value through profit or loss ("FVTPL"), FVOCI, or amortized cost based on the business model used to manage the financial asset and the contractual cash flow characteristics of the asset. Amortized cost is determined using the effective interest rate method, which is the gross carrying amount less the allowance for expected credit losses ("ECL"). Financial assets are not reclassified subsequent to initial recognition unless the business model used to manage the financial asset has changed. Financial assets are recognized in the Consolidated Statements of Financial Position on their trade dates, which are the dates that we commit to purchase or sell the assets. Originated mortgages and loans are recognized in the Consolidated Statements of Financial Position on their settlement dates.

A financial asset is measured at amortized cost if both of the following conditions are met and the asset is not designated at FVTPL:
•The asset is held within a business model that is held to collect ("HTC"), in which the collection of contractual cash flows from the financial asset is the primary objective and sales are expected to be insignificant or infrequent; and
•The contractual terms of the asset give rise to cash flows that are solely payments of principal and interest ("SPPI") on the principal amount outstanding.

A financial asset is measured at FVOCI if both of the following conditions are met and the asset is not designated at FVTPL:
•The asset is held within a business model that is held to collect and sell ("HTC&S"), in which both the collection of contractual cash flows and the sale of financial assets are integral to achieving the objective of the business model; and
•The contractual terms of the asset give rise, on specified dates, to cash flows that are SPPI.

Financial assets that are managed on a fair value basis and do not meet the objectives of a HTC or HTC&S business model, such as financial assets that are held for trading, are measured at FVTPL and fall within the scope of other business models.

All financial assets not classified as amortized cost or FVOCI, as described above, are measured at FVTPL. Financial assets at FVTPL include financial assets that are held-for-trading. A financial asset is classified as held-for-trading if it is acquired principally for the purpose of selling in the near term. Cash, cash equivalents and short-term securities are held for trading for the purpose of meeting short-term cash requirements and are measured at FVTPL. On initial recognition, we may also make an irrevocable election to designate a financial asset that would otherwise be measured at amortized cost or FVOCI as measured at FVTPL if the financial asset is managed together with a related financial liability and their performance is evaluated on a fair value basis. Certain debt securities, mortgages and loan instruments that support insurance contract liabilities, which are measured at fair value, have been designated at FVTPL, as doing so significantly reduces measurement inconsistency with the related insurance contract liabilities. These financial assets would otherwise have been measured at FVOCI or amortized cost.

Equity securities are measured at FVTPL, unless the asset is not held for trading purposes and we make an irrevocable election to designate the asset at FVOCI. This election is made on an instrument-by-instrument basis. If such an election is made, the fair value changes, including any associated foreign exchange gains or losses, are recognized in OCI and are not subsequently reclassified to the Consolidated Statements of Operations, including upon disposal. Realized gains and losses are transferred directly to retained earnings upon disposal.

Notes to the Consolidated Financial Statements	Sun Life Financial Inc.	December 31, 2024	17

The following table summarizes the financial assets included in our Consolidated Statements of Financial Position and the applicable classifications:

IFRS 9
Cash, cash equivalents and short-term securities	FVTPL
Debt securities	FVTPL, FVOCI
Equity securities	FVTPL, FVOCI
Mortgages and loans	FVTPL, FVOCI, Amortized cost
Other financial invested assets	FVTPL
Business model assessment
We determine our business models at the level that best reflects how we manage portfolios of financial assets to achieve our business objectives. Judgment is used in determining our business models, which is supported by relevant, objective evidence including:
•How the economic activities of our businesses generate benefits, for example, through enhancing yields or hedging and how such economic activities are evaluated and reported to key management personnel;
•The significant risks affecting the performance of our businesses, for example, market risk, credit risk, or other risks as described in the Risk Management section of Management’s Discussion and Analysis, and the activities undertaken to manage those risks;
•The frequency, volume, and timing of sales in prior periods, the reasons for the sales and expectations about future sales activity. Information about sales activity is not considered in isolation, but as part of an overall assessment of how our stated objective for managing the financial assets is achieved and how cash flows are realized; and
•The compensation structures for managers of our businesses, to the extent that these are directly linked to the economic performance of the business model.

Our business models include HTC, HTC&S and other, as described above.
Assessment of whether contractual cash flows are SPPI
Financial assets held within a HTC or HTC&S business model are assessed to evaluate if their contractual cash flows are comprised of SPPI. SPPI payments are those which would typically be expected from basic lending arrangements, such as interest and basic lending returns, compensation for credit risk and the time value of money, costs associated with holding the financial asset for a period of time, and a profit margin. In making the SPPI assessment, we consider the contractual terms of the instrument, including assessment of whether the timing or amount of the contractual cash flows could change by a contractual term of the financial asset. A prepayment feature is consistent with the SPPI criterion if the prepayment amount substantially represents unpaid amounts of principal and interest on the principal amount outstanding, which may include reasonable compensation for early termination of the contract.

Where the contractual terms introduce exposure to risk or variability of the cash flows that are inconsistent with a basic lending arrangement, the related financial asset is classified as and measured at FVTPL.
Subsequent measurement
Equity securities, debt securities, mortgages and loans, and assets related to Collateralized Loan Obligations ("CLOs") that are classified or designated at FVTPL are recorded at fair value in our Consolidated Statements of Financial Position, and gains or losses, including interest or dividend income and foreign exchange gains and losses, are recognized in Net investment income (loss) in the Consolidated Statements of Operations.

Debt securities and mortgages and loans that are classified as FVOCI are recorded at fair value. Interest income, foreign exchange gains (losses), and impairment are recognized in Net investment income (loss) in the Consolidated Statements of Operations. Other gains or losses are recognized in OCI.

Mortgages and loans classified as amortized cost are subsequently measured using the effective interest rate method. Interest income, foreign exchange gains and losses, and impairment are presented in Net investment income (loss) in the Consolidated Statements of Operations.

Other financial invested assets include investments in limited partnerships, segregated funds, mutual funds, and assets related to CLOs that are classified as FVTPL. These financial assets are recorded at fair value, and gains or losses are recognized in Net investment income (loss) in the Consolidated Statements of Operations. Debt securities and Mortgages and loans included in Other financial invested assets that are classified as FVOCI are recorded at fair value.

Cash equivalents are highly liquid instruments with a term to maturity of three months or less. Cash and cash equivalents are classified as FVTPL and the fair values are assumed to approximate their carrying values, due to their short-term nature or because they are frequently repriced to current market rates. Short-term securities are those that have a term to maturity exceeding three months but less than one year. The fair value of short-term securities is approximated by their carrying amount.
ii) Derecognition
Financial assets are derecognized when our contractual rights to the cash flows of the financial asset have expired, or when we transfer the rights to receive contractual cash flows and substantially all the risks and rewards of owning the financial assets have been transferred. When we neither retain nor transfer substantially all the risks and rewards of ownership, the financial assets are derecognized if control over the financial assets have been relinquished. If we retain control of the financial assets, we continue to recognize the transferred assets to the extent of our continuing involvement.

When financial assets are derecognized, the difference between the carrying amount and the consideration received on the date of derecognition is recognized in Net investment income (loss) in the Consolidated Statements of Operations. For debt securities at FVOCI, the cumulative gains (losses) previously recognized in OCI are reclassified to Net investment income (loss) in the Consolidated Statements of

18	Sun Life Financial Inc.	December 31, 2024	Notes to the Consolidated Financial Statements

Operations. For equity investments designated at FVOCI, the cumulative gains (losses) previously recognized in OCI are not reclassified to income.

For financial assets measured at amortized cost in which modifications have resulted in derecognition, the gain (loss) is presented together with impairment losses if the modification was a result of financial difficulties of the borrower. Otherwise, the gain (loss) is presented as Net investment income (loss) in the Consolidated Statements of Operations.

Judgment is applied in determining whether contractual rights to the cash flows from the transferred assets have expired or whether we retain the rights to receive the cash flows on the assets but have assumed an obligation to pay for those cash flows.
iii) Impairment
We establish an allowance for ECL for financial assets not classified or designated at FVTPL. Financial assets measured at amortized cost are presented at their carrying amounts on the Consolidated Statements of Financial Position, which is the gross carrying amount less the allowance for ECL, with changes in the allowance for ECL recognized in Provision for credit losses in Net investment income (loss) in the Consolidated Statements of Operations. The allowance for ECL on financial assets measured at FVOCI, including debt securities and mortgages and loans, does not reduce the carrying amount of the assets in the Consolidated Statements of Financial Position, which remains at fair value. Rather, an amount equal to the allowance for ECL that would arise if the assets were measured at amortized cost is recognized in OCI, with changes in the allowance for ECL recognized in Provision for credit losses in Net investment income (loss) in the Consolidated Statements of Operations.

At the end of each reporting period, we apply a three-stage impairment approach to measure the ECL on financial assets measured at amortized cost or at FVOCI:
•Stage 1: For financial assets that have not experienced a significant increase in credit risk since the date of initial recognition, a loss allowance equal to the credit losses expected to result from default events occurring over the 12 months following the reporting date is recognized.
•Stage 2: For financial assets that have experienced a significant increase in credit risk since the date of initial recognition, a loss allowance equal to the credit losses expected to result from default events occurring over the remaining lifetime of the financial asset is recognized.
•Stage 3: When a financial asset is considered to be credit-impaired, a loss allowance equal to the ECL over the remaining lifetime of the financial asset is recognized. Interest income is calculated based on the carrying amount of the asset, net of the loss allowance.

We monitor all financial assets that are subject to impairment for significant increase in credit risk. In making this assessment, we consider both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort. Additional details about significant increase in credit risk and forward-looking information are provided in Note 6.
Modified financial assets
The contractual terms of a financial asset may be modified for a number of reasons, including changing market conditions and other factors not related to a current or potential credit deterioration of the borrower. An existing financial asset whose terms have been modified may be derecognized and the renegotiated asset recognized as a new financial asset at fair value in accordance with the accounting policies in this Note.

If modification does not result in derecognition, the financial asset continues to be subject to the assessment for significant increase in credit risk relative to initial recognition. Expected cash flows arising from the modified contractual terms are considered when calculating the ECL for the modified asset. For loans that were modified while having lifetime ECLs, such loans can revert to having 12-month ECLs if the borrower's financial condition that led to it being identified as credit-impaired are no longer present.
Definition of default
The definition of default used in the measurement of ECL is consistent with the definition of default used for our internal credit risk management purposes. We consider a financial asset to be in default when the issuer is unlikely to meet its credit obligations in full, without recourse action on our part, or when the financial asset is 90 days past due. Our definition of default may differ across financial assets and consider qualitative factors, such as the terms of financial covenants, breaches of such covenants, and other indicators of financial distress, as well as quantitative factors, such as overdue status and non-payment of other obligations under the same issuer. We use internally developed data and those obtained from external sources when assessing default.
Credit-impaired financial assets (Stage 3)
At each reporting date, we assess whether financial assets measured at amortized cost and FVOCI are credit-impaired. A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. Evidence of credit-impairment may include indications that the borrower is experiencing significant financial difficulty, probability of bankruptcy or other financial reorganization, as well as a measurable decrease in the estimated future cash flows evidenced by the adverse changes in the payments status of the borrower or economic conditions that correlate with defaults. If a financial asset is credit-impaired, interest income is calculated based on the carrying amount of the asset, which is net of the allowance for ECL, rather than on the gross carrying amount.
Write-off of financial assets
The gross carrying amount of a financial asset, and the related allowance for ECL, is written off (either partially or in full) to the extent that there is no realistic prospect of recovery. This is generally the case when we determine that the borrower does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with procedures for recovery of amounts due.

Notes to the Consolidated Financial Statements	Sun Life Financial Inc.	December 31, 2024	19

iv) Embedded Derivatives
Under IFRS 9 Financial Instruments ("IFRS 9"), derivatives embedded in contracts where the host is a financial asset in scope of IFRS 9 are not separated. Instead, the hybrid financial instrument, as a whole, is assessed for classification.
Collateral
Cash received (pledged) as collateral is recognized (derecognized) in our Consolidated Statements of Financial Position with corresponding amounts recognized in Other liabilities (Other assets), respectively. All other types of assets received (pledged) as collateral are not recognized (derecognized) in our Consolidated Statements of Financial Position.
Derivative Financial Instruments
All derivative financial instruments are recorded at fair value in our Consolidated Statements of Financial Position. Derivatives with a positive fair value are recorded as Derivative assets while derivatives with a negative fair value are recorded as Derivative liabilities.

The accounting for the changes in fair value of a derivative instrument depends on whether or not it is designated as a hedging instrument for hedge accounting purposes. Changes in fair value of derivatives that are not designated for hedge accounting purposes, which are defined as derivative investments, are recorded in Net investment income (loss) in our Consolidated Statements of Operations. Income earned or paid on these derivatives is recorded in Net investment income (loss) in our Consolidated Statements of Operations. Hedge accounting is applied to certain derivatives to reduce income statement volatility. All hedging relationships are documented at inception and hedge effectiveness is assessed at inception and on a quarterly basis to determine whether the hedging instruments are highly effective in offsetting changes attributable to the hedged risk in the fair value or cash flows of the hedged items. We have elected to continue to apply the hedge accounting principles under IAS 39 Financial Instruments: Recognition and Measurement instead of those under IFRS 9.
Cash Flow Hedges
Certain equity and foreign currency forwards are designated as hedging instruments in cash flow hedges for anticipated payments of awards under certain share-based payment plans and for anticipated foreign currency purchases of foreign operations. Changes in the fair value of derivatives for the effective portion of the hedge are recognized in OCI, while the ineffective portion of the hedge and any items excluded from the hedging relationship, such as the spot-to-forward differential, are recognized in net investment income in our Consolidated Statements of Operations. A portion of the amount recognized in OCI related to the equity forwards is reclassified to income as a component of Operating expenses as the liabilities for the share-based payment awards are accrued over the vesting period. A portion of the amounts recognized in OCI related to the foreign currency forwards would be reclassified to income upon disposal or impairment of the foreign operations. All amounts recognized in, or reclassified from, OCI are net of related taxes.
Investment Properties
Investment properties are real estate held to earn rental income, for capital appreciation, or both. Properties held to earn rental income or for capital appreciation that have an insignificant portion that is owner-occupied are classified as investment properties. Properties that do not meet these criteria are classified as property and equipment, included in Other assets as described below. Expenditures related to ongoing maintenance of properties incurred subsequent to acquisition are expensed. Investment properties are initially recognized at cost in our Consolidated Statements of Financial Position. Various costs incurred associated with the acquisition of an investment property are either capitalized or expensed depending on whether or not the acquisition is considered a business combination. Investment properties are subsequently measured at fair value with changes in value recorded to Fair value and foreign currency changes on assets and liabilities in our Consolidated Statements of Operations.

When the use of a property changes from owner-occupied to investment property, any gain arising on the remeasurement of the property to fair value at the date of transfer is recognized in our Consolidated Statements of Operations to the extent that it reverses a previous impairment loss. Any remaining increase is recognized in OCI.
Other Non-Financial Invested Assets
Other non-financial invested assets include investments in joint ventures and associates, which are accounted for using the equity method. Investments in joint ventures and associates are initially recorded at cost. The investment in joint ventures and associates is increased by our share of capital contributions and for purchases of additional interests and is reduced by distributions received. In addition, subsequent adjustments to the investment are made for our share of net income or loss and our share of OCI. Our share of net income is recorded in investment income in our Consolidated Statements of Operations and our share of OCI is recorded in our Consolidated Statements of Comprehensive Income (Loss). Impairment losses on equity method investments are recognized when events or changes in circumstances indicate that they are impaired. The impairment loss recognized is the difference between the carrying amount and the recoverable amount.
Other Assets
Other assets, which are measured at amortized cost, include accounts receivable, investment income due and accrued, deferred acquisition costs from service contracts, property and equipment, and lessee’s right-of-use assets. Deferred acquisition costs from service contracts are discussed in the Service contract and fee income section of this Note. Right-of-use assets are discussed in the Leases section of this Note. Owner-occupied properties are amortized to their residual value over 25 to 49 years. Furniture, computers, other office equipment, and leasehold improvements are amortized to their residual value over 2 to 20 years.
Leases
At inception of a contract, we assess whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. For leases where we act as the lessee, we recognize a right-of-use asset and a lease liability at the commencement date of the lease. For leases where we act as the lessor, we assess whether the leases should be classified as finance or operating leases. Our leases are classified as operating leases. Operating leases are recognized into income on a straight-line basis.

20	Sun Life Financial Inc.	December 31, 2024	Notes to the Consolidated Financial Statements

The right-of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability with certain adjustments, and subsequently depreciated using the straight-line method, with depreciation expense included in Operating expenses in the Consolidated Statements of Operations. The right-of-use asset is depreciated to the earlier of the lease term and its useful life. The right-of-use asset is assessed for impairment under IAS 36 Impairment of Assets. Right-of-use assets are assessed for indicators of impairment at each reporting period. If there is an indication that a right-of-use asset may be impaired, an impairment test is performed by comparing the asset’s carrying amount to its recoverable amount. If an impairment loss has been incurred, the carrying value of the right-of-use asset is reduced with the corresponding amount recognized in income.

The lease liability is initially measured at the present value of lease payments over the term of the lease using a discount rate that is based on our incremental borrowing rate. The discount rate is specific to each lease and is determined by various factors, such as the lease term and currency. The lease term includes the non-cancellable period and the optional period where it is reasonably certain we will exercise an extension or termination option, considering various factors that create an economic incentive to do so. Subsequently, the lease liability is measured at amortized cost using the effective interest rate method, with interest charged to Interest expense in the Consolidated Statements of Operations. Lease liabilities and right-of-use assets are remeasured upon lease modifications. A lease modification is considered as a change in the scope of a lease, or the consideration for a lease, that was not part of the original terms and conditions of the lease.
Intangible Assets
Intangible assets consist of finite life and indefinite life intangible assets. Finite life intangible assets are amortized on a straight-line basis or using a units-of-production method, over the useful economic lives: i) Distribution, sales potential of field force, client relationships and asset administration contracts — 3 to 40 years; and ii) Internally generated software — 3 to 10 years. Amortization is charged through Operating expenses in the Consolidated Statements of Operation. The useful lives of finite life intangible assets are reviewed annually, and the amortization is adjusted as necessary. Indefinite life intangibles are not amortized and are assessed for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. Impairment is assessed by comparing the carrying values of the indefinite life intangible assets to their recoverable amounts. The recoverable amount is the higher of an asset’s fair value less costs to sell and its value in use. If the carrying values of the indefinite life intangibles exceed their recoverable amounts, these assets are considered impaired, and a charge for impairment is recognized in our Consolidated Statements of Operations. The recoverable amount of intangible assets is determined using various valuation models, which require management to make certain judgments and assumptions that could affect the estimates of the recoverable amount.
Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the net identifiable tangible and intangible assets of the acquired businesses. It is carried at original cost less any impairment subsequently incurred. Goodwill is assessed for impairment annually or more frequently if events or circumstances occur that may result in the recoverable amount of a CGU or a group of CGUs falling below its carrying value. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflows from other groups of assets. We exercise significant judgment in determining our CGUs. The factors considered in determining our CGUs include product cash inflows, product distribution, target markets, and how management monitors and evaluates the operations.

The goodwill balances are allocated to either individual or groups of CGUs that are expected to benefit from the synergies of the business combination. Goodwill impairment is quantified by comparing a CGU’s or a group of CGUs’ carrying value to its recoverable amount, which is the higher of fair value less costs of disposal and value in use. Impairment losses are recognized immediately and cannot be reversed in future periods. Significant judgment is involved in estimating the model inputs used to determine the recoverable amount of our CGUs or group of CGUs, including those for discount rates, capital, the value of new business, expenses, cash flow projections, and market multiples, due to the uncertainty and the forward-looking nature of these inputs. The assumptions may differ from the actual experience, and estimates may change from period to period based on future events or revisions of assumptions. These key assumptions are discussed in Note 9.
Insurance Contracts
Classification
Insurance contracts are comprised of insurance contracts issued, which are insurance and reinsurance or retrocession contracts that are issued by us, and reinsurance contracts held.

Insurance contracts issued are contracts under which we accept significant insurance risk from a policyholder by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder. The presence of significant insurance risk in individual contracts is assessed by reviewing books of contracts with homogeneous risk features.

Reinsurance contracts held are insurance contracts under which we are the policyholder and have transferred insurance risk to the issuer of the contract, either the reinsurer or the retrocessionaire. In the normal course of business, we use reinsurance to limit our exposure to large losses. We have a retention policy that requires that such arrangements be placed with well-established, highly-rated reinsurers.

Certain investment contracts contain discretionary participation features ("DPF"), whereby the policyholder has the right to receive, in addition to guaranteed amounts, potentially significant benefits based on returns on a specified pool of assets. For entities like us that issue insurance contracts, investment contracts with DPF are measured and reported as insurance contracts.

Judgment is required to determine the classification of a contract as an insurance contract, investment contract or a service contract. Contracts are classified at initial recognition. Once a contract is classified as an insurance contract, it remains an insurance contract until all rights and obligations are extinguished or the contract is derecognized.
Combination and Separation of Contracts
Derivatives embedded in insurance contracts are treated as separate contracts and measured at fair value with changes in fair value recognized in income unless the embedded derivative itself meets the definition of an insurance contract or when the risks and characteristics

Notes to the Consolidated Financial Statements	Sun Life Financial Inc.	December 31, 2024	21

of the embedded derivative are closely related to those of the host contract. Embedded derivatives that are not separated are accounted for with the host insurance contract.

Investment components of insurance contracts are amounts we repay to a policyholder in all circumstances (e.g., cash surrender values). Investment components of insurance contracts are treated as separate investment contracts only if the investment component is not highly interrelated with the insurance component and a contract with equivalent terms could be sold separately in the same market. Investment components that are not separated are accounted for as non-distinct investment components of insurance contracts.

Service components of insurance contracts are treated as separate service contracts only if the service component is not highly interrelated with the insurance component and we provide no significant service in integrating the service component with the insurance component. Service components that are not separated are accounted for with insurance contracts.

Insurance components of insurance contracts are treated as separate contracts only if the insurance component constitutes a separate insurance contract (e.g., certain reinsurance treaties that transfer risk on different types of insurance contracts).

For insurance contracts where both parties to the contract have the practical ability to terminate the contract, the extension of the contract beyond the termination date is treated as a new and separate contract. This occurs for most group life and health insurance contracts every year, when we have the right to reprice the contract and the policyholder has the option to not renew the contract. In such instances, each renewal is considered a new and separate contract. This also applies for many reinsurance contracts held, where the reinsurer has the right to reprice new cessions and we have the right to cease ceding new contracts with a notice period. In such instances, the cessions within each notice period are considered a new and separate reinsurance contract held.
Measurement
Insurance contracts are measured in accordance with IFRS 17, using one of the following approaches:
•Variable fee approach ("VFA"): This approach applies to insurance contracts (excluding reinsurance contracts) with direct participation features, which are substantially investment-related service contracts where the policyholder is promised an investment return based on underlying items.
•Premium allocation approach ("PAA"): This is a simplified measurement approach and is applied to all insurance contracts that are eligible to use it, such as the majority of those in our group life and health businesses.
•General measurement approach ("GMA"): This approach applies to all insurance contracts not measured using the VFA or the PAA.

Reinsurance contracts held are measured in a manner consistent with the associated underlying insurance contracts and in accordance with the terms of each reinsurance contract held. Reinsurance contracts held cannot be measured using the VFA. The measurement of reinsurance contracts held includes a provision for the risk that the reinsurer will not honour its obligations under the contract.

The carrying value of insurance contracts comprises the liability for remaining coverage ("LRC") and the liability for incurred claims ("LIC"):
•The LRC is the measurement of our obligation to investigate and pay valid claims for insured events that have not yet occurred (i.e., the obligation that relates to the unexpired portion of the coverage period).
•The LIC is the measurement of our obligation to investigate and pay valid claims for insured events that have already occurred, including events that have occurred but for which claims have not been reported. For reinsurance contracts held, the LIC is an asset for incurred claims.

Significant judgment is required in measuring assets or liabilities for insurance contracts, including the assumptions that are used for their measurement. Application of different assumptions may result in different measurement of the insurance contracts. Actual experience may differ from assumptions, and estimates may change from period to period based on future events or revisions of assumptions. Key assumptions and considerations in selecting these assumptions are discussed in Note 10. The sensitivity of the measurement of insurance contracts to changes in risk variables are discussed in Note 7.
Level of Aggregation
The unit of account for the measurement of insurance contracts is a group. Each insurance contract is assigned to a group at initial recognition and remains in that group until the insurance contract is derecognized.

Groups are subdivisions of portfolios. Portfolios are insurance contracts subject to similar risks and managed together and a portfolio is the level at which expenses are attributed and the level at which insurance contracts issued and reinsurance contracts held are presented.

We have established portfolios in each reportable business segment, distinguished between:
•Insurance contracts issued and reinsurance contracts held;
•Group insurance contracts and individual insurance contracts;
•Participating insurance contracts and non-participating insurance contracts;
•Adjustable insurance contracts and non-adjustable insurance contracts;
•Traditional life insurance contracts and universal life insurance contracts; and
•Pass-through insurance contracts and discretionary crediting contracts.

Within each portfolio, separate groups are established by:
•Date of issue: To be in the same group, contracts must be issued within the same time period, and the period cannot be longer than one year; and
•Level of profitability: Insurance contracts are separated into groups of contracts that are onerous at initial recognition, contracts that do not have a significant possibility of becoming onerous subsequently, and other contracts. The level of profitability for an insurance contract is based on the CSM at initial recognition of the contract (as described below in Initial Measurement).

22	Sun Life Financial Inc.	December 31, 2024	Notes to the Consolidated Financial Statements

We do not establish additional groups beyond the minimum required except for:
•Some portfolios of reinsurance contracts held where grouping is established to line up with the grouping of the underlying insurance contracts issued; and
•Some individual life policies which are included in their own groups.
Initial Measurement
Groups of insurance contracts are recognized and measured as the total of the following measurement components:
•Fulfilment cash flows ("FCF"), which is comprised of:
•The present value of future cash flows (including the provisions for financial risk),
•The risk adjustment for non-financial risk ("RA"); and
•A CSM, representing the unearned profit that will be recognized in income as insurance contract services are provided.

These measurement components apply to groups of insurance contracts measured using the GMA and the VFA. Under the PAA, which is a simplified measurement approach, insurance contracts are measured based on unearned profits and do not include a CSM.
GMA or VFA
Using the GMA or VFA, a group of insurance contracts is measured as the total of the three measurement components, as described above.

Estimates of the present value of future cash flows are explicit and current, and consider all reasonable and supportable information available at the reporting date without undue cost or effort. The portion of the present value of future cash flows related to financial risk variables is consistent with observable market prices and, where necessary, considers a range of scenarios that provides a good representation of possible outcomes. The cash flows for each scenario are probability-weighted and discounted using current assumptions.

The risk adjustment for non-financial risk represents the compensation required for uncertainty related to non-financial risk (mortality, morbidity, surrender and expenses, etc.). The risk adjustment is reduced as the non-financial risks of our insurance contracts diminish over time ("release of risk adjustment").

The CSM at the initial recognition of an insurance contract issued is the amount that fully offsets the FCF at initial recognition, and represents unearned profits on new business that are deferred and amortized into income as insurance contract services are provided. For insurance contracts issued that are not profitable at initial recognition ("onerous insurance contracts"), a CSM is not established and losses are recognized in income immediately.

For reinsurance contracts held, there is no restriction on the CSM based on profitability at initial recognition, and any losses are deferred in the same manner as profits. In addition, the CSM for reinsurance contracts held can be adjusted to offset any gains or losses on the groups of underlying direct contracts that would have gone through CSM if the group of underlying direct contracts had a CSM balance.

For onerous insurance contracts, the loss recognized in the Consolidated Statements of Operations at initial recognition is added to the loss component of the group to which the contract is assigned. The loss component is a notional portion of the LRC that represents the amount of loss that can be reversed by future profit before a CSM is re-established for the group. For groups of reinsurance contracts held for which the CSM has been adjusted to offset gains and losses on groups of underlying direct contracts without a CSM, a loss recovery component is established.
PAA
The LRC is initially measured as the premium received in the period. For groups using the PAA, insurance acquisition cash flows are recognized in the Consolidated Statements of Operations when incurred, rather than including such expenses in the measurement of LRC.
Subsequent Measurement
The subsequent measurement of FCF uses the same approach as described above for initial measurement, but with current inputs for each subsequent reporting date.

For contracts measured using the PAA, the LRC subsequent to initial recognition is the amount of unearned revenue and the remaining loss component for any groups that are onerous. We do not adjust the LRC to reflect the time value of money and the effects of financial risk when we expect the time between providing coverage and the related premiums to be no more than one year. We do not adjust the LIC to reflect the time value of money and the effects of financial risk when we expect the claims to be fully paid within one year of the insured event occurring.

For contracts measured using the GMA or VFA, the measurement of CSM subsequent to initial recognition is described below.

For groups of insurance contracts issued using the GMA, the CSM at the end of a reporting period is measured as the CSM at the beginning of the reporting period, adjusted for:
•The effect of any new contracts added to the group;
•Interest accretion on the carrying amount of the CSM;
•The change in FCF relating to future service, except to the extent that increases exceed the carrying amount of the CSM (giving rise to a loss) or decreases are allocated to the loss component of the LRC (reversing a prior loss);
•The effect of any currency exchange differences on the CSM; and
•The amount recognized as Insurance revenue due to the performance of insurance contract services in the period ("CSM amortization").

For groups of insurance contracts issued using the VFA, the CSM at the end of a reporting period is measured as the CSM at the beginning of the reporting period, adjusted for:
•The effect of any new contracts added to the group;
•The change in the entity's share of the fair value of underlying items, except to the extent a decrease exceeds the carrying amount of the CSM (giving rise to a loss) or an increase reverses a prior loss, or that risk mitigation applies (see below);

Notes to the Consolidated Financial Statements	Sun Life Financial Inc.	December 31, 2024	23

•The change in FCF relating to future service, except to the extent that increases exceed the carrying amount of the CSM (giving rise to a loss) or decreases are allocated to the loss component of the LRC (reversing a prior loss), or that risk mitigation applies (see below);
•The effect of any currency exchange differences on the CSM; and
•CSM amortization.

The risk mitigation option is provided to avoid accounting mismatches that would otherwise occur when the financial risk of a group of insurance contracts is mitigated outside the underlying items of the group. For insurance contracts issued using the VFA, changes related to financial risk adjust the CSM, but offsetting changes from risk mitigation (e.g., derivatives) may go through income. The risk mitigation option allows for a change that would otherwise adjust CSM to be recognized in income instead, to avoid such a mismatch. We apply the risk mitigation option where applicable to reduce accounting mismatches. The effect on CSM of applying the risk mitigation option is disclosed in more detail in Note 5.C.

For groups of reinsurance contracts held, the CSM at the end of a reporting period is measured as the CSM at the start of the reporting period, adjusted for:
•The effect of any new contracts added to the group;
•Interest accretion on the carrying amount of the CSM;
•Income recognized in the reporting period as a result of gains or losses recognized to offset gains or losses on groups of underlying direct contracts with no CSM;
•Reversals of a loss-recovery component to the extent those reversals are not changes in the FCF of the group of reinsurance contracts held;
•The change in FCF relating to future service, unless the change offsets a gain or loss on groups of underlying direct contracts with no CSM or the change is related to groups of onerous insurance contracts using the PAA;
•The effect of any currency exchange differences on the CSM; and
•The amount recognized in income due to services received in the period.

We have not changed the accounting estimates made in previous interim financial statements in the preparation of these Consolidated Financial Statements. In particular, the CSM at the end of each reporting period is the CSM at the beginning of the reporting period adjusted as described above, rather than the CSM at the beginning of the calendar year adjusted as described above.
Transition to IFRS 17
At the transition date to IFRS 17, January 1, 2022, we applied the fair value approach for all groups of insurance contracts existing at that date that are measured using the GMA or VFA because applying the full retrospective approach was impracticable. Under this approach, the CSM at transition for a group of insurance contracts is its fair value minus the FCF measured according to the policies described in this Note. The fair value of a group of insurance contracts is the amount that a market participant would require to take over the obligations of the group of insurance contracts. Each portfolio of issued insurance contracts had one group at transition. Reinsurance contracts held were grouped according to the underlying direct contracts. The discount curve established at transition is the locked-in curve for the group. The fair value of reinsurance contracts held at transition was the difference between the fair value of underlying insurance contracts without reinsurance and with reinsurance. The determination of fair value required us to apply significant judgment in the methodology used and in our estimates and assumptions.
Derecognition and Modification
An insurance contract is derecognized when the obligations in the contract expire, are discharged or cancelled, or when it is modified and the modification is substantial, such as when the modification results in a change in the measurement approach. When a contract modification results in derecognition, the original contract is derecognized and the modified contract is recognized as a new contract. Modifications that do not result in derecognition are treated as changes in FCF.
Presentation on the Consolidated Financial Statements
The carrying value of portfolios of insurance contracts issued and reinsurance contracts held that are in an asset position are presented as Insurance contract assets and Reinsurance contract held assets in the Consolidated Statements of Financial Position, while the carrying value of portfolios of insurance contracts issued and reinsurance contracts held that are liabilities are presented as Insurance Contract liabilities excluding those for account of segregated fund holders and Reinsurance contract held liabilities. Assets for insurance acquisition cash flows incurred before initial recognition of the contracts to which they are attributable are included in the carrying value of the portfolio associated with those contracts.

Amounts related to insurance contracts that impact income are included in the Net insurance service result of the Consolidated Statements of Operations and the Insurance finance income (expenses) line in the Net investment result section. Results in those sections are presented separately for insurance contracts issued and reinsurance contracts held. We have chosen to disaggregate changes in the RA between the Insurance revenue line in Net insurance service result, and the Insurance finance income (expenses) line in Net investment result.
Net insurance service result
Insurance revenue is recognized as insurance contract services are provided for groups of insurance contracts. For insurance contracts issued that are measured using the GMA or the VFA, Insurance revenue includes the following services for which consideration in the form of premiums, net of premium taxes, is expected to be received:
•Expected claims and other expenses directly attributable to fulfilling insurance contracts, measured at the amounts expected at the beginning of the period, and excluding investment components and amounts allocated to the loss component;
•Release of the RA for the period, excluding amounts allocated to the loss component and amounts related to changes in the time value of money, which are recognized in Insurance finance income (expenses);
•CSM amortization to reflect services provided in the period, measured using the coverage units for the reporting period as a proportion of total coverage units (additional detail on coverage units is provided in Note 10);
•Amortization of insurance acquisition cash flows;
•Premium experience adjustments that relate to current or past service; and
•Expected amounts related to income taxes specifically chargeable to the policyholder.

24	Sun Life Financial Inc.	December 31, 2024	Notes to the Consolidated Financial Statements

Amortization of insurance acquisition cash flows in Insurance revenue is an allocation of the portion of the premiums that relates to the recovery of insurance acquisition cash flows, determined in a systematic way based on the passage of time. An equal and offsetting amount is included in Insurance service expenses.

For insurance contracts issued measured using the PAA, expected premium receipts (net of premium taxes and excluding investment components) are recognized as revenue, generally based on the passage of time.

Insurance service expenses include:
•Claims incurred in the period (excluding investment components and amounts allocated to the loss component);
•Expenses incurred that are directly attributable to fulfilling the insurance contracts;
•Losses on onerous contracts and reversals of those losses;
•Changes related to past service (e.g., changes in the LIC in periods subsequent to the claim being incurred);
•Amortization of insurance acquisition cash flows;
•Insurance acquisition cash flows expensed as incurred related to PAA contracts; and
•Impairment and reversals of impairment of assets for insurance acquisition cash flows.

For reinsurance contracts held, we have elected to present income and expenses arising from these contracts as a single amount in the Reinsurance contract held net income (expense) line on the Consolidated Statements of Operations. This amount includes an allocation of reinsurance premiums, amounts recovered from reinsurers, and changes in the risk of non-performance by the reinsurer. Allocations of reinsurance premiums are recognized as services are received for the reinsurance contract held.

For reinsurance contracts held measured using the GMA, the services received for which consideration is paid include:
•Expected recoveries and expenses, excluding amounts that are paid regardless of claims;
•Release of the RA for the period;
•CSM recognized for services received; and
•Premium experience adjustments that relate to current or past service.

For reinsurance contracts held measured using the PAA, expected premium payments (net of premium taxes and excluding amounts that are paid regardless of claims) are recognized as an allocation of reinsurance premiums based on the passage of time. Amounts recovered from reinsurers includes incurred claims (excluding amounts that are paid regardless of claims) and expenses, loss recoveries and reversals of loss recoveries, and changes related to past service (e.g., changes in the asset for incurred claims in periods subsequent to the claim being incurred).
Insurance finance income (expenses)
Changes in the carrying value of insurance contracts issued not measured using the VFA and reinsurance contracts held that are due to changes in the time value of money and in financial risk are recognized in the Insurance finance income (expenses) line on the Consolidated Statements of Operations. For insurance contracts issued measured using the VFA, Insurance finance income (expenses) includes changes in the fair value of underlying items and changes not recognized in the CSM when the risk mitigation option is applied. We have elected to recognize all insurance finance income (expenses) in the Consolidated Statements of Operations and not in OCI. Insurance finance income (expense) for insurance contracts for account of segregated fund holders is discussed in the Segregated Funds section of this Note.
Segregated Funds
Segregated funds are products where the benefit amount is directly linked to the fair value of the investments held in the particular segregated fund. Although the underlying assets are registered in our name and the segregated fund contract holder has no direct access to the specific assets, the contractual arrangements are such that the segregated fund policyholders bear the risks and rewards of the fund’s investment performance. In addition, certain segregated funds contracts include guarantees from us. Segregated fund contracts are classified as insurance contracts or investment contracts following the classification criteria described in the Insurance Contracts section of this Note and Note 10.
Investments for Account of Segregated Fund Holders
Investments for account of segregated fund holders are recorded separately from the Total general fund assets in our Consolidated Statements of Financial Position and are carried at fair value. Fair values are determined using quoted market values or, where quoted market values are not available, estimated fair values as determined by us. Investments for account of segregated fund holders includes investments for contracts that are classified as insurance contracts and investments for contracts that are classified as investment contracts. Unrealized gains and losses and other investment income from investments for account of segregated fund holders classified as insurance contracts is reported as Net investment income (loss) within the Net investment result for insurance contracts for account of segregated fund holders in the Consolidated Statements of Operations. Such investment income (loss) will be offset by the corresponding increase or decrease in the insurance contract liabilities for account of segregated fund holders. Changes in the fair value of the investments for account of segregated fund holders classified as investment contracts are recorded in net realized and unrealized gains (losses) within the segregated fund and are not recorded in our Consolidated Statements of Operations.
Insurance Contract Liabilities for Account of Segregated Fund Holders
Segregated fund products classified as insurance contracts are contracts with direct participation features and are therefore measured using the VFA described in the Insurance contracts section of this Note. Insurance contract liabilities for these contracts are presented as two separate lines on the Consolidated Statements of Financial Position: Insurance contract liabilities excluding those for account of segregated fund holders, and Insurance contract liabilities for account of segregated fund holders. The Insurance contract liabilities for account of segregated fund holders represents the obligation to pay the policyholder an amount equal to the fair value of the underlying items. Changes in this obligation due to changes in fair value of the underlying items are recognized as Insurance finance income or expenses in the Net investment result for insurance contracts for account of segregated fund holders in the Consolidated Statements of Operations. Such insurance finance income or expenses will be offset by the corresponding increase or decrease in Investments for account of segregated fund holders. Deposits into and payments from the segregated funds are investment components and thus excluded from insurance revenue and insurance service expenses. The Insurance contract liabilities excluding those for account of segregated fund holders on the Consolidated

Notes to the Consolidated Financial Statements	Sun Life Financial Inc.	December 31, 2024	25

Statements of Financial Position includes the remaining insurance contract liabilities for these contracts, which comprises the provision for guarantees, future expenses (less future fees), the RA and the CSM. Revenue and expenses related to these items are included in the Insurance service result on the Consolidated Statements of Operations.
Investment Contract Liabilities for Account of Segregated Fund Holders
Investment contract liabilities for account of segregated fund holders are recorded separately from the Total general fund liabilities in our Consolidated Statements of Financial Position. The liabilities reported as Investment contracts for account of segregated fund holders are measured at the aggregate of the policyholder account balances. We derive fee income from segregated funds classified as investment contracts, which is included in Fee income in our Consolidated Statements of Operations. Deposits to segregated funds and payments made from segregated funds are reflected as increases or decreases in Investment contract liabilities for account of segregated fund holders and Investments for account of segregated fund holders and are not reported as revenues or expenses in our Consolidated Statements of Operations.
Financial Liabilities
Classification and initial measurement
Our financial liabilities are classified and measured at amortized cost, except for financial guarantees, derivative liabilities, and liabilities related to CLOs. Financial guarantees, derivative liabilities, and liabilities related to CLOs are classified as FVTPL. For further details on the liabilities related to CLOs, refer to Note 5.A.i. We may also designate certain investment contracts liabilities and third-party interests in consolidated funds at FVTPL on initial recognition, and once designated, the designation is irrevocable. Financial liabilities are designated at FVTPL if doing so either eliminates or significantly reduces accounting mismatch with the supporting assets or that the liabilities and supporting assets are managed together and their performance is evaluated on a fair value basis. Liabilities related to CLOs are designated at FVTPL on initial recognition as doing so either eliminates or significantly reduces an accounting mismatch with the supporting assets. The FVTPL designation is available only for those financial liabilities for which a reliable estimate of fair value can be obtained. All other investment contracts are measured at amortized cost using the effective interest rate method.
Subsequent measurement
Financial liabilities classified or designated at FVTPL are measured at fair value. Any interest expenses, foreign exchange gains (losses), and fair value changes that are not due to changes in own credit risk are recognized in Net investment income (loss) in the Consolidated Statements of Operations, unless they arise from derivatives designated as hedging instruments in net investment hedges. For financial liabilities designated at FVTPL, fair value changes attributable to changes in our own credit risk are recorded in OCI, and are not reclassified subsequently to Net investment income (loss) in the Consolidated Statements of Operations.

Financial liabilities at amortized cost are measured at fair value less transaction costs at initial recognition, and subsequently at amortized cost using the effective interest rate method. Interest expense and foreign exchange gains (losses) are recorded in Net investment income (loss) in the Consolidated Statements of Operations.
Derecognition
We generally derecognize a financial liability when the contractual obligations expire or are discharged or cancelled. We also derecognize a financial liability when the terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value. On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any new non-cash assets transferred or liabilities assumed) is recognized in the Consolidated Statements of Operations.
Investment Contract Liabilities
Contracts issued by us that do not transfer significant insurance risk, but do transfer financial risk from the policyholder to us, are financial liabilities and are accounted for as investment contracts, unless they have DPF, in which case they are accounted for as insurance contracts (See Insurance Contracts). Distinct service components of investment contracts are treated as service contracts (See Service Contracts and Fee Income).

Investment contract liabilities without DPF are initially recognized at fair value, less transaction costs directly attributable to the issue of the contract, and are subsequently held at amortized cost using the effective interest rate method. Amortization is recorded as a Decrease (increase) in investment contract liabilities in our Consolidated Statements of Operations. Deposits collected from and payments made to contract holders are recorded as changes in our Investment contract liabilities balance in the Consolidated Statements of Financial Position. Investment contract liabilities are derecognized when the obligation of the contract is discharged, cancelled or expired. Investment contract liabilities without DPF include term certain payout annuities in Canada, accumulation annuities and guaranteed investment contracts in Canada, unit-linked products issued in Hong Kong, and non-unit linked pensions contracts issued in Hong Kong.

As discussed in the Segregated Funds section of this Note, investment contracts under which the policyholder bears the risks associated with the underlying investments are classified as Investment contracts for account of segregated fund holders in the Consolidated Statements of Financial Position.
Obligations for Securities Borrowing
The obligation for securities borrowing represents our commitment to deliver securities under the short sale program. Under the program, we short sell the securities that we borrowed from a third party. The obligation to return the securities is not recognized in the Consolidated Statements of Financial Position until they are sold, and the risks and rewards of ownership have been transferred. Upon recognition, they are measured at fair value. The securities borrowings are returnable to the lender upon demand or at our discretion.
Other Liabilities
Other liabilities, which are measured at amortized cost, include accounts payable, credit facilities, repurchase agreements, accrued expenses and taxes, senior financing, provisions, lessee’s lease liabilities and a deferred payment liability. Liabilities for provisions, other than those

26	Sun Life Financial Inc.	December 31, 2024	Notes to the Consolidated Financial Statements

reported with insurance contract liabilities and investment contract liabilities, are recognized for present legal or constructive obligations as a result of a past event if it is probable that they will result in an outflow of economic resources and the amount can be reliably estimated. The amounts recognized for these provisions are the best estimates of the expenditures required to settle the present obligations or to transfer them to a third party at the reporting date, considering all the inherent risks and uncertainties, as well as the time value of money. These provisions are reviewed as relevant facts and circumstances change.

Lease liabilities are measured as described in the Leases Section of this Note.
Other financial liabilities are measured at amortized cost, with the exception of CLOs which are measured at FVTPL. For put option liabilities, upon initial recognition, the present value is calculated using our incremental borrowing rate and subsequent revisions to the expected timing or amount of cash flows payable as well as interest expense will be recognized in the Consolidated Statements of Operations.
Senior Debentures and Subordinated Debt
Senior debentures and subordinated debt liabilities are recorded at amortized cost using the effective interest rate method. Transaction costs are recorded as part of the liability and are recognized in income using the effective interest rate method. These liabilities are derecognized when the obligation of the contract is discharged, cancelled or expired.
Service Contracts and Fee Income
Contracts issued by us that do not transfer significant insurance risk and do not transfer financial risk from the customer to us, including contracts for investment management service, are classified as service contracts. Distinct service components of insurance and investment contracts are also accounted for as service contracts.

Fees earned from these contracts are recognized and included in Fee income in our Consolidated Statements of Operations. Fee income from service contracts represents fees associated with contracts with customers and includes distribution fees, fund management and other asset-based fees, and administrative services and other fees. Distribution fees includes fees earned from the distribution of investment products and other intermediary activities. Fund management and other asset-based fees includes fees earned from investment management services. Administrative services and other fees includes fees earned from contract administration and other management services. Fee income from service contracts is typically recognized as revenue when services are rendered at either a point in time or over time. The majority of fee income from service contracts is comprised of variable consideration that is based on a percentage of assets under management or another variable metric and is recognized as revenue when it is highly probable that a significant reversal in the amount of the revenue recognized will not occur.

Deferred acquisition costs arising from service contracts or investment contracts are amortized over the expected life of the contracts based on the future expected fees. Where the cost of meeting the obligations of the contract exceeds the economic benefits expected to be received under it, a provision is recognized in Other liabilities in our Consolidated Statements of Financial Position.
Income Taxes
Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. Deferred income tax is provided using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Current and deferred income tax relating to items recognized in the current or previous period in OCI or directly in equity is accordingly recognized in OCI or equity and not in our Consolidated Statements of Operations. Interest and penalties payable to taxation authorities are recorded in Interest expense and Operating expenses, respectively, in our Consolidated Statements of Operations.

Deferred income tax assets and liabilities are calculated based on income tax rates and laws that are expected to apply when the liability is settled or the asset is realized, which are normally those enacted or considered substantively enacted at the reporting date. Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses to the extent that future taxable profit is expected to be available against which these assets can be utilized. At each reporting period, we assess all available evidence, both positive and negative, to determine the amount of deferred income tax assets to be recognized. The recognition of deferred income tax assets requires estimates and significant judgment about future events, such as projections of future taxable profits, based on the information available at the reporting date.

The determination of the required provision for current and deferred income taxes requires that we interpret tax legislation in the jurisdictions in which we operate. For each reporting period, our income tax provision reflects our best estimate, based on the information available at the reporting date, of tax positions that are under audit or appeal by relevant tax authorities. To the extent that our estimate of tax positions or the timing of realization of deferred income tax assets or liabilities are not as expected, the provision for income taxes may increase or decrease in the future to reflect the actual experience.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, joint ventures and associates, except where we control the timing of the reversal of the temporary difference and it is apparent that the temporary difference will not reverse in the foreseeable future. No deferred income tax asset or liability is recognized in relation to temporary differences that arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, did not affect either the accounting profit or taxable profit or loss. Deferred income tax assets and deferred income tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities, the deferred income taxes relate to the same taxable entity and the same taxation authority and we intend either to settle on a net basis, or to realize the asset and settle the liability simultaneously.
Pension Plans and Other Post-Retirement Benefits
For defined benefit plans, the present value of the defined benefit obligation is calculated by independent actuaries using the projected unit credit method, and actuarial assumptions that represent best estimates of future variables that will affect the ultimate cost of these obligations. The discount rate used for our significant defined benefit plans is determined with reference to market yields of high-quality corporate bonds that are denominated in the same currency in which the benefits will be paid, and that have terms to maturity approximating the terms of obligations. Plan assets are measured at fair value and are held in separate trustee administered funds or as qualifying insurance

Notes to the Consolidated Financial Statements	Sun Life Financial Inc.	December 31, 2024	27

contracts. The difference between the fair value of the plan assets and the present value of the defined benefit obligation is recognized on the Consolidated Statements of Financial Position as an asset or liability in Other assets or Other liabilities, respectively.

Costs charged to our Consolidated Statements of Operations include current service cost, any past service costs, any gains or losses from curtailments or settlements, and interest on the net defined benefit liability (asset). Remeasurement of the net defined benefit liability (asset), which includes the impact of changes to the actuarial assumptions underlying the liability calculations, liability experience gains or losses, the difference between the return on plan assets and the amount included in the interest on the net defined benefit liability (asset), is reflected immediately in OCI. The calculation of the defined benefit expenses and obligations requires judgment as the recognition is dependent on various actuarial assumptions such as discount rates, health care cost trend rates and projected compensation increases. These key assumptions are discussed in Note 24.
Dividends
Dividends payable to holders of shares of SLF Inc. are recognized in the period in which they are authorized or approved. Dividends that have been reinvested in additional common shares under the Dividend Reinvestment and Share Purchase Plan ("DRIP") are also reflected as dividends within retained earnings. Where SLF Inc. has issued common shares from treasury under the DRIP, the additional shares have been reflected in common shares.
Share-Based Payments
Stock options of SLF Inc. granted to employees are accounted for as equity-settled share-based payment transactions. The total compensation expense for stock options is computed based on the fair value of the stock option at the date of grant and the estimated number of options expected to vest at the end of the vesting period. The expense is recognized over the vesting period as compensation expense in Operating expenses in our Consolidated Statements of Operations, with an offset to contributed surplus in our Consolidated Statements of Changes in Equity. When options are exercised, new common shares are issued, contributed surplus is reversed and the common shares issued are credited to common shares in our Consolidated Statements of Changes in Equity.

Other share-based payment plans based on the value of SLF Inc.’s common shares are accounted for as cash-settled share-based payment transactions. The total liabilities for these plans are computed based on the estimated number of awards expected to vest at the end of the vesting period. The liabilities are recomputed at the end of each reporting period and are measured at the fair value of the award at that reporting date. The liabilities are accrued and expensed on a straight-line basis over the vesting periods. The liabilities are settled in cash at the end of the vesting period.

Share-based payment awards within MFS Investment Management ("MFS"), which are based on their own shares, are accounted for as cash-settled share-based payment awards. The vested and unvested awards, as well as the shares that have been issued under these plans, are recognized as liabilities because MFS has a practice of purchasing the issued shares from employees after a specified holding period. The total liabilities for these plans are computed based on the estimated number of awards expected to vest at the end of the vesting period. The liabilities are accrued over the vesting period and are measured at fair value at each reporting period with the change in fair value recognized as compensation expense in Operating expenses in our Consolidated Statements of Operations. The liabilities are settled in cash when the shares are purchased from the employees.
Basic and Diluted Earnings Per Share ("EPS")
Basic EPS is calculated by dividing the common shareholders’ net income by the weighted average number of common shares issued and outstanding.

Diluted EPS adjusts common shareholders’ net income and the weighted average number of common shares for the effects of all dilutive potential common shares under the assumption that convertible instruments are converted and that outstanding options are exercised. Diluted EPS is calculated by dividing the adjusted common shareholders’ net income by the adjusted weighted average number of common shares outstanding. For convertible instruments, common shareholders’ net income is increased by the after-tax expense on the convertible instrument while the weighted average common shares are increased by the number of common shares that would be issued at conversion. For stock options, it is assumed that the proceeds from the exercise of options whose exercise price is less than the average market price of common shares during the period are used to repurchase common shares at the average market price for the period. The difference between the number of common shares issued for the exercise of the dilutive options and the number of common shares that would have been repurchased at the average market price of the common shares during the period is adjusted to the weighted average number of common shares outstanding.
Updates Related to Interest Rate Benchmark Reform
Interest Rate Benchmarks have been reformed and replaced with alternative reference rates ("ARR") such as the Secured Overnight Financing Rate ("SOFR") in the case of the U.S. dollar London Inter-Bank Offered Rate ("LIBOR"), and the Canadian Overnight Repo Rate Average ("CORRA") in the case of the Canadian Dollar Offered Rate ("CDOR").

All LIBOR settings were either discontinued or declared non-representative on or before June 30, 2023. The publication of all three tenors of CDOR ceased after June 28, 2024, and the Bankers’ Acceptance lending model was discontinued. As at December 31, 2024, and consistent with our transition plan, our exposure to non-derivative financial assets, non-derivative financial liabilities and derivative notional referencing CDOR to ARR is no longer material to our financial statements (December 31, 2023 — $589, $4,896 and $9,159, respectively).

28	Sun Life Financial Inc.	December 31, 2024	Notes to the Consolidated Financial Statements

2. Changes in Accounting Policies
2.A New and Amended International Financial Reporting Standards Adopted in 2024
In September 2022, the IASB issued amendments to IFRS 16 Leases to add subsequent measurement requirements for sale and leaseback transactions that satisfy the requirements in IFRS 15 Revenue from Contracts with Customers to be accounted for as a sale. The amendments require a seller-lessee to subsequently measure lease liabilities arising from a leaseback in a way that it does not recognize any amount of the gain or loss that relates to the right of use it retains. The adoption of this amendment, effective January 1, 2024, did not have a material impact on our Consolidated Financial Statements.
2.B New and Amended International Financial Reporting Standards to be Adopted in 2025 or Later
In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements ("IFRS 18") which replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new requirements on presentation within the statement of profit or loss, disclosure of management-defined performance measures, and principles for aggregation and disaggregation of financial information in the financial statements and the notes. IFRS 18 will be effective for annual reporting periods beginning on or after January 1, 2027. IFRS 18 is to be applied retrospectively. We are currently assessing the impact that IFRS 18 will have on our Consolidated Financial Statements.

In May 2024, the IASB issued amendments to IFRS 9 and IFRS 7 Financial Instruments: Disclosures. The amendments clarify the derecognition of a financial liability settled through electronic transfer and introduces an accounting policy option to derecognize a financial liability settled through electronic transfer before the settlement date, if specific criteria are met. The amendments additionally clarify the classification of financial assets with environmental, social and corporate governance and similar features and also required additional disclosures for certain financial instruments. The amendments will be effective for annual reporting periods beginning on or after January 1, 2026. The amendments are to be applied retrospectively. We are currently assessing the impact of these amendments on our Consolidated Financial Statements.

3. Acquisitions and Other
Dialogue Health Technologies
On October 3, 2023, we completed the acquisition of an additional 72% interest in Dialogue Health Technologies ("Dialogue"), as well as the ability to acquire the remaining interest in the future. Total consideration paid was cash of $272. With the existing 23% ownership, our total ownership interest increased to 95%. Dialogue is a Canadian-based health and wellness virtual care platform and will form a part of our Canada business segment.

The fair values of the identifiable assets and liabilities acquired were:

As at October 3, 2023(1)
Intangible assets	$193
Net assets	32
Liabilities(2)	(36)
Total identifiable net assets at fair value	189
Goodwill arising on acquisition(3)	161
Existing ownership interest	(78)
Total consideration	$272
(1)    The fair values of the identifiable assets and liabilities were subject to refinement and have been adjusted.
(2) Liabilities comprise of deferred tax liability and other liability representing minority interest.
(3)    Goodwill primarily reflects expected synergies and economies of scale with our existing business within Sun Life Health in Canada. Goodwill is not tax deductible.

Dialogue's management shareholders have the option to require us to purchase their shares ("other liability") commencing in 2029. We have a call option to acquire these remaining outstanding shares commencing in 2029. The fair value of the other liability was recognized in Other liabilities. Any changes to the carrying value of the other liability after the acquisition date will be recognized in the Consolidated Statement of Operations.
SLF of Canada UK Limited Disposition
On August 4, 2022, we entered into an agreement to sell SLF of Canada UK Limited ("Sun Life UK"). Effective April 3, 2023, we completed the sale of Sun Life UK to Phoenix Group Holdings plc. Sun Life UK manages life and pension policies as well as payout annuities blocks for UK Clients. Sun Life UK was closed to new sales and had operated as a run-off business since 2001. We retained our economic interest in the payout annuities business after the sale through a reinsurance treaty that is reported within our U.S. segment.

During the second quarter of 2023, a gain of $12 on the sale of the business was recognized in Total net income on the Consolidated Statements of Operations. The disposal is included within our Corporate business segment.

Notes to the Consolidated Financial Statements	Sun Life Financial Inc.	December 31, 2024	29

The details of the disposition are summarized as follows:

As at April 3, 2023
Cash consideration	$418
Less: Net assets	(359)
Less: Foreign currency translation, transaction costs, and other adjustments	(47)
Total gain recognized in Total net income in 2023	$12
Advisors Asset Management Inc.
On February 1, 2023, we completed the acquisition of a 51% interest, on a fully diluted basis, in Advisors Asset Management Inc. ("AAM"), as well as the ability to acquire the remaining interest in the future. AAM is a leading independent U.S. retail distribution firm, and forms part of our Asset Management business segment. AAM will become the U.S. retail distribution arm of SLC Management. Consideration included $250 (US$188) in cash.

The fair values of the identifiable assets and liabilities acquired were:

As at February 1, 2023(1)
Intangible assets	$385
Net assets	44
Deferred tax liability	(100)
Total identifiable net assets at fair value	329
Goodwill arising on acquisition(2)	134
Non-controlling interests(3)	(213)
Total consideration	$250

(1)    The fair values of the identifiable assets and liabilities were subject to refinement and have been adjusted.
(2)    Goodwill primarily reflects non-contractual customer relationships, including synergies from the combination of AAM with our existing investment management relationships within our Asset Management segment. Goodwill is not tax deductible.
(3)    We have elected to measure NCI at fair value for this acquisition. The fair value was determined by calculating the proportionate share of the present value of future cash flows relating to NCI. Significant assumptions inherent in the valuation of NCI include the estimated after-tax cash flows expected to be received and an assessment of the appropriate discount rate.

AAM minority shareholders also have the option to require us to purchase their shares ("put option") in 2028. We have a call option to acquire the remaining outstanding shares held by these minority shareholders commencing in 2028. The fair value of the put option liability was recognized in Other financial liabilities and any excess over the carrying amounts arising from transactions relating to non-controlling shareholders was recorded as a reduction to Retained earnings. Any changes to the carrying value of the financial liability after the acquisition date will be recognized in the Consolidated Statements of Operations.

As at February 1, 2023	Share purchase	Put option adjustments	Total
Cash consideration	$(250)	$—	$(250)
Intangible assets	384	—	384
Goodwill arising on acquisition	135	—	135
Net assets	44	—	44
Total assets	$313	$—	$313
Deferred tax liability	$(100)	$—	$(100)
Other financial liabilities — put option	—	(369)	(369)
Total liabilities	$(100)	$(369)	$(469)
Non-controlling interests	$(213)	$213	$—
Retained earnings	—	156	156
Total equity	$(213)	$369	$156
Other
On March 21, 2024, we sold a portion of our investment in Aditya Birla Sun Life AMC Limited. As a result of the disposition, our ownership interest was reduced by 6.3% and we generated gross proceeds of $136, which included a realized gain of approximately $98 (pre-tax). Subsequently on May 31, 2024, we completed the partial disposition through the sale of an additional 0.2% of ownership interest. After the disposition, we retained ownership of the listed entity of 30%.

On January 20, 2023, we announced our entry into a 15-year exclusive bancassurance partnership with Dah Sing Bank, Limited. This is our first exclusive bancassurance partnership in Hong Kong and will be a valuable complement to our existing network of insurance advisors. Effective July 1, 2023, we commenced the partnership. We will pay an amount of approximately $260 for this exclusive arrangement, with ongoing variable payments to Dah Sing Bank, Limited based on the success of the partnership.

30	Sun Life Financial Inc.	December 31, 2024	Notes to the Consolidated Financial Statements

Effective February 1, 2023, we completed the sale of our sponsored markets business to Canadian Premier Life Insurance Company (re-branded to Securian Canada). Our sponsored markets business includes a variety of association & affinity, and group creditor clients. We disposed of assets of approximately $638 and liabilities of approximately $638. Total consideration received consisted of cash consideration of $98 and contingent consideration of $25. During the first quarter of 2023, we recorded a pre-tax gain on the sale of the business of $102 in Other income on the Consolidated Statements of Operations. The gain on the sale of the business net of goodwill disposed, transaction costs and taxes is $65.

4. Segmented Information

We have five reportable business segments: Canada, U.S., Asset Management, Asia, and Corporate. These business segments operate in the financial services industry and reflect our management structure and internal financial reporting. Asset Management includes the results of our MFS and SLC Management business units. Corporate includes the results of our UK business unit and our Corporate Support operations, which include run-off reinsurance operations, as well as investment income, expenses, capital, and other items not allocated to our other business groups. In the second quarter of 2023, we completed the sale of our UK business unit and have retained our economic interest in the annuity business via a reinsurance arrangement that is reported under the U.S. reportable segment. Effective the third quarter of 2023, the run-off reinsurance operations are reported under the U.S. reportable segment.

Revenues from our business segments are derived primarily from life and health insurance, investment management and annuities, and mutual funds. Revenues not attributed to the strategic business units are derived primarily from Corporate investments and earnings on capital.

The expenses in each business segment may include costs or services directly incurred or provided on their behalf at the enterprise level. For other costs not directly attributable to one of our business segments, we use a management reporting framework that uses assumptions, judgments, and methodologies for allocating overhead costs and indirect expenses to our business segments.

Intersegment transactions consist primarily of internal financing agreements which are measured at fair values prevailing when the arrangements are negotiated. Intersegment investment income consists primarily of interest paid by U.S. to Corporate. Intersegment fee income is primarily asset management fees paid by our business segments to Asset Management. SLC Management collects fee income and incurs the operational expenses associated with the management of the general fund assets. Intersegment transactions are eliminated in the Consolidation adjustments column in the following tables.

Management considers its external Clients to be individuals and corporations. We are not reliant on any individual Client as none is individually significant to our operations.

Notes to the Consolidated Financial Statements	Sun Life Financial Inc.	December 31, 2024	31

For the years ended	Canada	U.S.	Asset Management	Asia	Corporate	Consolidation adjustments	Total
December 31, 2024
Insurance revenue:
Annuities	$2,063	$307	$—	$25	$—	$—	$2,395
Life insurance	2,324	2,008	—	1,279	9	—	5,620
Health insurance	4,391	9,981	—	250	—	—	14,622
Total Insurance revenue	8,778	12,296	—	1,554	9	—	22,637
Net investment income (loss)	5,039	316	281	1,648	233	(102)	7,415
Fee income	1,771	489	6,391	329	162	(561)	8,581
Segment revenue(1)	15,588	13,101	6,672	3,531	404	(663)	38,633
Expenses:
Insurance service expenses	7,309	11,345	—	974	3	—	19,631
Reinsurance contract held net (income) expenses	4	(145)	—	56	—	—	(85)
Insurance finance (income) expenses from insurance contracts issued	3,843	63	—	1,233	—	—	5,139
Reinsurance finance (income) expenses	81	(121)	—	(11)	—	—	(51)
(Decrease) increase in investment contract liabilities	390	—	—	3	—	—	393
Other income(2)	—	—	(163)	—	—	—	(163)
Interest expenses	262	116	172	105	123	(114)	664
Operating expenses and commissions	1,989	1,127	4,596	701	902	(549)	8,766
Total expenses(1)	13,878	12,385	4,605	3,061	1,028	(663)	34,294
Income (loss) before income taxes	1,710	716	2,067	470	(624)	—	4,339
Less: Income tax expense (benefit)	395	133	411	124	(23)	—	1,040
Total net income (loss)	1,315	583	1,656	346	(601)	—	3,299
Less:
Net income (loss) allocated to the participating account	98	27	—	(83)	—	—	42
Net income (loss) attributable to non-controlling interests	—	—	128	—	—	—	128
Shareholders' net income (loss)	$1,217	$556	$1,528	$429	$(601)	$—	$3,129
December 31, 2023
Insurance revenue:
Annuities	$1,916	$222	$—	$22	$98	$—	$2,258
Life insurance	2,165	1,999	—	1,210	(18)	—	5,356
Health insurance	4,084	9,500	—	153	5	—	13,742
Total Insurance revenue	8,165	11,721	—	1,385	85	—	21,356
Net investment income (loss)	7,514	1,321	187	2,347	312	(95)	11,586
Fee income	1,483	458	5,953	300	141	(503)	7,832
Segment revenue(1)	17,162	13,500	6,140	4,032	538	(598)	40,774
Expenses:
Insurance service expenses	6,855	10,522	—	972	101	—	18,450
Reinsurance contract held net (income) expenses	164	(100)	—	7	(2)	—	69
Insurance finance (income) expenses from insurance contracts issued	6,415	1,250	—	1,897	113	—	9,675
Reinsurance finance (income) expenses	2	(57)	—	(4)	—	—	(59)
(Decrease) increase in investment contract liabilities	326	—	—	5	—	—	331
Other income	(102)	—	—	—	(67)	—	(169)
Interest expenses	160	107	158	74	149	(96)	552
Operating expenses and commissions	1,751	1,031	4,480	489	746	(502)	7,995
Total expenses(1)	15,571	12,753	4,638	3,440	1,040	(598)	36,844
Income (loss) before income taxes	1,591	747	1,502	592	(502)	—	3,930
Less: Income tax expense (benefit)	275	148	309	(10)	(261)	—	461
Total net income (loss)	1,316	599	1,193	602	(241)	—	3,469
Less:
Net income (loss) allocated to the participating account	64	23	—	91	—	—	178
Net income (loss) attributable to non-controlling interests	—	—	126	—	—	—	126
Shareholders' net income (loss)	$1,252	$576	$1,067	$511	$(241)	$—	$3,165
(1)    Segment revenue and Total expenses exclude Investment result for insurance contracts for account of segregated fund holders.
(2)    Relates to the early termination of a distribution agreement. We recognized income of $163 (pre-tax) and $46 (net of taxes, NCI impact and others).

32	Sun Life Financial Inc.	December 31, 2024	Notes to the Consolidated Financial Statements

Assets and liabilities by segment are as follows:

	Canada	U.S.	Asset Management	Asia	Corporate	Consolidation adjustments	Total
As at December 31, 2024
Total general fund assets	$120,987	$37,006	$11,066	$43,158	$10,044	$(326)	$221,935
Investments for account of segregated fund holders	$140,900	$429	$—	$7,457	$—	$—	$148,786
Total general fund liabilities	$114,300	$30,495	$7,858	$37,780	$5,699	$(326)	$195,806
As at December 31, 2023
Total general fund assets	$114,838	$34,820	$9,979	$37,405	$8,804	$(1,057)	$204,789
Investments for account of segregated fund holders	$120,963	$414	$—	$7,075	$—	$—	$128,452
Total general fund liabilities	$107,629	$28,860	$7,434	$31,866	$5,857	$(1,057)	$180,589

The revenue and assets of our business segments differ from geographic segments primarily due to the geographic segmenting of our Asset Management and Corporate segments.

The following table shows revenue by country for Asset Management and Corporate:

	Asset Management		Corporate
For the years ended December 31,	2024	2023	2024	2023
Revenue:
United States	$5,995	$5,438	$180	$92
United Kingdom	245	262	—	259
Canada	282	327	53	57
Other countries	150	113	171	130
Segment revenue	$6,672	$6,140	$404	$538

The following table shows total assets by country for Asset Management and Corporate:

	Asset Management		Corporate
As at December 31,	2024	2023	2024	2023
Total general fund assets:
United States	$9,027	$8,118	$5,161	$4,973
United Kingdom	1,047	935	—	—
Canada	785	658	4,758	3,643
Other countries	207	268	125	188
Total general fund assets	$11,066	$9,979	$10,044	$8,804

Notes to the Consolidated Financial Statements	Sun Life Financial Inc.	December 31, 2024	33

5. Total Invested Assets and Related Net Investment Income
5.A Fair Value of Financial Instruments
5.A.i Carrying Value and Fair Value of Financial Assets and Financial Liabilities
The carrying values and fair values of our financial assets and liabilities are shown in the following table:

As at	December 31, 2024		December 31, 2023
	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Cash, cash equivalents and short-term securities – FVTPL	$13,873	$13,873	$13,173	$13,173
Debt securities – FVTPL(1)	68,106	68,106	61,180	61,180
Debt securities – FVOCI	13,849	13,849	14,313	14,313
Equity securities – FVTPL	9,900	9,900	7,070	7,070
Equity securities – FVOCI	74	74	68	68
Mortgages and loans – FVTPL(2)	53,233	53,233	50,552	50,552
Mortgages and loans – FVOCI	2,525	2,525	1,948	1,948
Mortgages and loans – Amortized cost(3)	1,861	1,814	2,100	2,006
Derivative assets – FVTPL	1,971	1,971	2,183	2,183
Other financial invested assets (excluding CLOs) – FVTPL(4)	7,950	7,950	6,883	6,883
Other financial invested assets (CLOs) – FVTPL(7)	5,356	5,356	3,478	3,478
Total(5)	$178,698	$178,651	$162,948	$162,854
Financial liabilities
Investment contract liabilities – Amortized cost	$11,678	$11,678	$11,672	$11,672
Obligations for securities borrowing – FVTPL	239	239	223	223
Derivative liabilities – FVTPL	2,077	2,077	1,311	1,311
Other financial liabilities – Amortized cost(6)	2,265	2,214	2,449	2,348
Other financial liabilities (CLOs) – FVTPL(7)	5,028	5,028	3,247	3,247
Total(8)	$21,287	$21,236	$18,902	$18,801

(1)    Includes primarily debt securities that are designated at FVTPL.
(2)    Includes primarily mortgages and loans that are designated at FVTPL.
(3)    Certain mortgages and loans are carried at amortized cost. The fair value of these mortgages and loans, for disclosure purposes, is determined based on the methodology and assumptions described in Note 5.A.iii. As at December 31, 2024, $1,787 and $27 are categorized in Level 2 and Level 3, respectively, of the fair value hierarchy described in this Note (December 31, 2023 — $1,994 and $12, respectively).
(4)    Other financial invested assets include our investments in segregated funds, mutual funds, and limited partnerships.
(5)    Invested assets on our Consolidated Statements of Financial Position of $189,817 (December 31, 2023 — $174,328) includes Total financial assets in this table, Investment properties of $9,290 (December 31, 2023 — $9,723), and Other non-financial invested assets of $1,829 (December 31, 2023 — $1,657). Other non-financial invested assets consist of investment in associates, subsidiaries and joint ventures which are not consolidated.
(6)    Amount reflects the obligations to purchase outstanding shares of certain SLC Management subsidiaries.
(7)    See below for details on CLOs.
(8)    Total financial liabilities excluding Senior debentures (Note 12) and Subordinated debt (Note 13).
Collateralized Loan Obligations Structure
Crescent, a subsidiary within our Asset Management business segment, issues and manages CLOs. Each CLO is a special purpose vehicle that owns a portfolio of investments, consisting primarily of senior secured loans, and issues various tranches of senior and subordinated notes to third parties for the purpose of financing the purchase of those investments. Assets of the special purpose vehicle, the senior secured loans, are included in Other financial invested assets and the associated liabilities, the senior and subordinated notes issued to third parties, are included in Other liabilities in our Consolidated Statements of Financial Position.

As at December 31, 2024, the carrying value of the assets related to CLOs are $5,356 (December 31, 2023 — $3,478), which consists of cash and accounts receivable of $679 (December 31, 2023 — $251) and loans of $4,677 (December 31, 2023 — $3,227). These underlying loans are mainly below investment grade.

As at December 31, 2024, the carrying value of the liabilities related to CLOs are $5,028 (December 31, 2023 — $3,247). Our maximum contractual exposure to loss related to the CLOs is limited to our investment of $263 (December 31, 2023 — $192) in the most subordinated tranche. The net unrealized loss incurred to date is $56.
5.A.ii Non-Financial Invested Assets
Non-financial invested assets consist of investment properties, investment in associates, subsidiaries and joint ventures which are not consolidated. As at December 31, 2024, the carrying value and fair value of investment properties was $9,290 (December 31, 2023 — $9,723) and $9,290 (December 31, 2023 — $9,723), respectively. The carrying value of other non-financial invested assets which were measured using the equity method of accounting was $1,829 as at December 31, 2024 (December 31, 2023 — $1,657).

34	Sun Life Financial Inc.	December 31, 2024	Notes to the Consolidated Financial Statements

5.A.iii Fair Value Methodologies and Assumptions
The specific inputs and valuation techniques used to determine the fair value of our invested assets and financial liabilities are noted below:
Cash, cash equivalents and short-term securities
Cash equivalents are highly liquid investments that are subject to insignificant changes in value and are readily convertible into known amounts of cash. Cash equivalents comprise financial assets with maturities of three months or less from the date of acquisition. Short-term securities comprise financial assets with maturities of greater than three months and less than one year when acquired. Cash, cash equivalents and short-term securities are classified as held for trading for the purpose of meeting short-term cash requirements and accounted for at FVTPL due to their short-term nature or because they are frequently repriced to current market rates.
Government and corporate debt securities
The fair value of government and corporate debt securities is primarily determined using unadjusted quoted prices in active markets for identical or similar securities, where available. When quoted prices in active markets are not available, fair value is determined using market standard valuation methodologies, which include a discounted cash flow method, consensus pricing from various broker dealers that are typically the market makers, or other similar techniques. The assumptions and valuation inputs in applying these market standard valuation methodologies are determined primarily using observable market inputs, which include, but are not limited to, benchmark yields, reported trades of identical or similar instruments, broker-dealer quotes, issuer spreads, bid prices, and reference data including market research publications. In limited circumstances, non-binding broker quotes are used.
Asset-backed securities
The fair value of asset-backed securities is primarily determined using unadjusted quoted prices in active markets for identical or similar securities, where available, or valuation methodologies and valuation inputs similar to those used for government and corporate debt securities. Additional valuation inputs include structural characteristics of the securities, and the underlying collateral performance, such as prepayment speeds and delinquencies. Expected prepayment speeds are based primarily on those previously experienced in the market at projected future interest rate levels. In limited circumstances where there is a lack of sufficient observable market data to value the securities, non-binding broker quotes are used.
Equity securities
The fair value of equity securities is determined using unadjusted quoted prices in active markets for identical securities or similar securities, where available. When quoted prices in active markets are not available, fair value is determined using equity valuation models, which include a discounted cash flow method and other techniques that involve benchmark comparison. Valuation inputs primarily include projected future operating cash flows and earnings, dividends, market discount rates, and earnings multiples of comparable companies. Where equity securities are less frequently traded, the most recent exchange-quoted pricing is used to determine fair value.
Mortgages and loans
The fair value of mortgages and loans is determined by discounting the expected future contractual cash flows using a current market interest rate applicable to financial instruments with a similar yield, credit quality, and maturity characteristics. Valuation inputs typically include benchmark yields and risk-adjusted spreads from current internal lending activities or loan issuances. Valuation inputs also include external lending activities or loan issuances from both public and private markets, enhancing the market observability of inputs. The risk-adjusted spreads are determined based on the borrower’s credit and liquidity, as well as term and other loan-specific features.
Derivative financial instruments
The fair value of derivative financial instruments depends upon derivative types. The fair value of exchange-traded futures and options is determined using unadjusted quoted prices in active markets, where available, while the fair value of over-the-counter ("OTC") derivatives is determined using pricing models, such as a discounted cash flow method or other market standard valuation techniques, with primarily observable market inputs. Valuation inputs used to price OTC derivatives may include swap interest rate curves, foreign exchange spot and forward rates, index prices, the value of underlying securities, projected dividends, volatility surfaces, and in limited circumstances, counterparty quotes. The fair value of OTC derivative instruments also includes credit valuation adjustments to reflect the credit risk of both the derivative counterparty and ourselves as well as the impact of contractual factors designed to reduce our credit exposure, such as collateral and legal rights of offset under master netting agreements. Inputs into determining the appropriate credit valuation adjustments are typically obtained from publicly available information and include credit default swap spreads when available, credit spreads derived from specific bond yields, or published cumulative default experience data adjusted for current trends when credit default swap spreads are not available.
Other financial invested assets
The fair value of other financial invested assets consists primarily of limited partnership investments which is based on net asset value ("NAV") provided by management of the limited partnership investments. Based on the unobservable nature of these NAVs, we do not assess whether applying reasonably possible alternative assumptions would have an impact on the fair value of the limited partnership investments.
Investment properties
The fair value of investment properties is generally determined using property valuation models that are based on expected capitalization rates and models that discount expected future net cash flows at current market interest rates reflective of the characteristics, location, and market of each property. Expected future net cash flows include contractual and projected cash flows and forecasted operating expenses, and take into account interest, rental, and occupancy rates derived from market surveys. The estimates of future cash inflows in addition to expected rental income from current leases, include projected income from future leases based on significant assumptions that are consistent with current market conditions. The future rental rates are estimated based on the location, type, and quality of the properties, and take into account market data and projections at the valuation date. The fair values are typically compared to market-based information for reasonability, including recent transactions involving comparable assets. The methodologies and inputs used in these models are in accordance with real estate industry valuation standards. Valuations are prepared externally or internally by professionally accredited real estate appraisers.

Notes to the Consolidated Financial Statements	Sun Life Financial Inc.	December 31, 2024	35

Investments for account of segregated fund holders
The fair value of investments for account of segregated fund holders is determined using unadjusted quoted prices in active markets or independent valuation information provided by investment managers. The fair value of direct investments within investments for account of segregated fund holders, such as short-term securities and government and corporate debt securities, is determined according to valuation methodologies and inputs described above in the respective asset type sections.
Investment contract liabilities
The fair value of investment contracts is measured through the use of prospective discounted cash flow method. For unit-linked contracts, the fair value is equal to the current unit fund value, plus additional non-unit liability amounts on a fair value basis if required. For non-unit-linked contracts, the fair value is equal to the present value of contractual cash flow. The fair value of the investment contract liabilities approximate their carrying values due to the nature of the contracts.
Obligations for securities borrowing
The fair values of these obligations are based on the fair value of the underlying securities, which can include debt or equity securities. The method used to determine fair value is based on the quoted market prices where available in an active market.
Other financial liabilities
The fair value of other financial liabilities is determined using the discounted contractual cash flow methodology at the incremental borrowing rate or the effective interest rate, where available. Other financial liabilities categorized as Level 3 represent the present value of the estimated price we would pay to acquire any remaining outstanding shares upon exercise of a put option and any mandatory income distributions. The fair value of the liabilities is based on the average earnings before income tax, depreciation and amortization ("EBITDA") for the preceding years before the options’ exercise dates and EBITDA multiples in accordance with the put agreements as well as the expected amount of any mandatory income distributions. A change in EBITDA would impact the fair value of other financial liabilities and our net income (loss).
Collateralized loan obligations
The fair value of underlying assets within our CLOs is determined primarily using observable market inputs, such as quoted prices for similar assets in active markets and other observable market data.

The fair value of underlying liabilities within our CLOs is determined by discounting expected future contractual cash flows using a current market interest rate applicable to financial instruments with a similar yield, credit quality, maturity characteristics, and structural credit protections. The valuation technique maximizes the use of observable inputs that incorporates comparable securities’ prices and other market intelligence.
5.A.iv Fair Value Hierarchy
We categorize our assets and liabilities carried at fair value based on the priority of the inputs to the valuation techniques used to measure fair value, into a three-level fair value hierarchy as follows:

Level 1: Fair value based on the unadjusted quoted prices for identical instruments in active markets represents a Level 1 valuation. Where possible, valuations are based on quoted prices or observable inputs obtained from active markets. The types of assets and liabilities classified as Level 1 generally include cash and cash equivalents, certain U.S. government and agency securities, exchange-traded equity securities, and certain segregated and mutual fund units held for account of segregated fund holders.

Level 2: Fair value is based on quoted prices for similar assets or liabilities traded in active markets, or prices from valuation techniques that use significant observable inputs, or inputs that are derived principally from or corroborated with observable market data through correlation or other means. When a fair value is based on all significant market observable inputs, the valuation is classified as Level 2. Financial instruments traded in a less active market are valued using indicative market prices, the present value of cash flows or other valuation methods. The types of assets and liabilities classified as Level 2 generally include Canadian federal, provincial and municipal government, other foreign government and corporate debt securities, certain asset-backed securities, repurchase agreements, OTC derivatives, and certain segregated and mutual fund units held for account of segregated fund holders.

Level 3: Fair value is based on valuation techniques that require one or more significant inputs that are not based on observable market inputs. These unobservable inputs reflect our expectations about the assumptions market participants would use in pricing the asset or liability. Where financial instruments trade in inactive markets or when using models where observable parameters do not exist, significant management judgment is required for valuation methodologies and model inputs. The types of assets and liabilities classified as Level 3 generally include certain corporate bonds, certain asset-backed securities, certain other financial invested assets, investment properties, and certain segregated and mutual fund units held for account of segregated fund holders.

36	Sun Life Financial Inc.	December 31, 2024	Notes to the Consolidated Financial Statements

Our assets and liabilities that are carried at fair value on a recurring basis by hierarchy level are as follows:

As at	December 31, 2024				December 31, 2023
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets
Cash, cash equivalents and short-term securities – FVTPL	$13,243	$630	$—	$13,873	$12,316	$857	$—	$13,173
Debt securities – FVTPL	463	67,126	517	68,106	564	60,214	402	61,180
Debt securities – FVOCI	505	13,193	151	13,849	651	13,475	187	14,313
Equity securities – FVTPL	6,331	3,358	211	9,900	4,220	2,737	113	7,070
Equity securities – FVOCI	—	—	74	74	—	—	68	68
Mortgages and loans – FVTPL	—	50,933	2,300	53,233	—	48,496	2,056	50,552
Mortgages and loans – FVOCI	—	2,512	13	2,525	—	1,948	—	1,948
Derivative assets – FVTPL	28	1,943	—	1,971	23	2,160	—	2,183
Other financial invested assets (excluding CLOs) – FVTPL(1)	859	211	6,880	7,950	608	201	6,074	6,883
Other financial invested assets (CLOs) – FVTPL(2)	—	5,356	—	5,356	—	3,478	—	3,478
Investment properties – FVTPL	—	—	9,290	9,290	—	—	9,723	9,723
Total invested assets measured at fair value	$21,429	$145,262	$19,436	$186,127	$18,382	$133,566	$18,623	$170,571
Investments for account of segregated fund holders – FVTPL	17,253	131,074	459	148,786	16,614	111,497	341	128,452
Total assets measured at fair value	$38,682	$276,336	$19,895	$334,913	$34,996	$245,063	$18,964	$299,023
Liabilities
Obligations for securities borrowing – FVTPL	$4	$235	$—	$239	$3	$220	$—	$223
Derivative liabilities – FVTPL	28	2,049	—	2,077	10	1,301	—	1,311
Other financial liabilities (CLOs) – FVTPL(2)	—	5,028	—	5,028	—	3,247	—	3,247
Investment contract liabilities for account of segregated fund holders – FVTPL	—	—	128,689	128,689	—	—	109,411	109,411
Total liabilities measured at fair value	$32	$7,312	$128,689	$136,033	$13	$4,768	$109,411	$114,192

(1)    Other financial invested assets (excluding CLOs) – FVTPL include our investments in segregated funds, mutual funds, and limited partnerships.
(2)    For details on CLOs, refer to Note 5.A.i.

Debt securities at FVTPL consist of the following:

As at	December 31, 2024				December 31, 2023
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Canadian federal government	$—	$6,790	$13	$6,803	$—	$5,147	$14	$5,161
Canadian provincial and municipal government	—	15,302	—	15,302	—	13,694	—	13,694
U.S. government and agency	463	163	—	626	564	148	—	712
Other foreign government	—	3,762	34	3,796	—	3,329	—	3,329
Corporate	—	32,929	465	33,394	—	31,809	340	32,149
Asset-backed securities:
Commercial mortgage-backed securities	—	2,163	—	2,163	—	2,029	5	2,034
Residential mortgage-backed securities	—	3,539	—	3,539	—	2,335	—	2,335
Collateralized debt obligations	—	352	1	353	—	188	—	188
Other	—	2,126	4	2,130	—	1,535	43	1,578
Total debt securities at FVTPL	$463	$67,126	$517	$68,106	$564	$60,214	$402	$61,180

Notes to the Consolidated Financial Statements	Sun Life Financial Inc.	December 31, 2024	37

Debt securities at FVOCI consist of the following:

As at	December 31, 2024				December 31, 2023
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Canadian federal government	$—	$734	$—	$734	$—	$849	$—	$849
Canadian provincial and municipal government	—	353	—	353	—	557	—	557
U.S. government and agency	501	8	—	509	651	7	—	658
Other foreign government	4	397	12	413	—	462	11	473
Corporate	—	7,529	90	7,619	—	7,905	75	7,980
Asset-backed securities:
Commercial mortgage-backed securities	—	1,084	—	1,084	—	1,017	—	1,017
Residential mortgage-backed securities	—	1,159	11	1,170	—	944	—	944
Collateralized debt obligations	—	673	38	711	—	767	13	780
Other	—	1,256	—	1,256	—	967	88	1,055
Total debt securities at FVOCI	$505	$13,193	$151	$13,849	$651	$13,475	$187	$14,313

Mortgages and loans at FVTPL consist of the following:

As at	December 31, 2024				December 31, 2023
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Mortgages:
Retail	$—	$2,472	$12	$2,484	$—	$2,524	$12	$2,536
Office	—	2,602	12	2,614	—	2,717	—	2,717
Multi-family residential	—	2,887	—	2,887	—	2,986	—	2,986
Industrial	—	3,447	—	3,447	—	2,804	—	2,804
Other	—	1,034	—	1,034	—	1,017	—	1,017
Corporate loans	—	38,491	2,276	40,767	—	36,448	2,044	38,492
Total mortgages and loans at FVTPL	$—	$50,933	$2,300	$53,233	$—	$48,496	$2,056	$50,552

Mortgages and loans at FVOCI consist of the following:

As at	December 31, 2024				December 31, 2023
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Mortgages:
Retail	$—	$83	$—	$83	$—	$22	$—	$22
Office	—	19	—	19	—	37	—	37
Multi-family residential	—	79	—	79	—	83	—	83
Industrial	—	236	—	236	—	149	—	149
Corporate loans	—	2,095	13	2,108	—	1,657	—	1,657
Total mortgages and loans at FVOCI	$—	$2,512	$13	$2,525	$—	$1,948	$—	$1,948

There were no significant transfers between Level 1 and Level 2 for the years ended December 31, 2024 and December 31, 2023.

38	Sun Life Financial Inc.	December 31, 2024	Notes to the Consolidated Financial Statements

The following table provides a reconciliation of the beginning and ending balances for assets that are categorized in Level 3:

For the years ended	Debt securities at FVTPL	Debt securities at FVOCI	Equity securities at FVTPL	Equity Securities at FVOCI	Mortgages and loans at FVTPL	Mortgages and loans at FVOCI	Other financial invested assets at FVTPL	Investment properties at FVTPL	Total invested assets measured at fair value	Investments for account of segregated fund holders	Total assets measured at fair value
December 31, 2024
Beginning balance	$402	$187	$113	$68	$2,056	$—	$6,074	$9,723	$18,623	$341	$18,964
Included in net income(1)(2)(3)	2	—	20	—	33	—	251	(455)	(149)	(8)	(157)
Included in OCI(2)	—	5	—	—	—	—	—	—	5	—	5
Purchases / Issuances	436	335	77	—	240	22	825	146	2,081	173	2,254
Sales / Payments	(48)	(47)	(1)	—	(133)	—	(389)	(255)	(873)	(62)	(935)
Settlements	(37)	(50)	—	—	(21)	—	—	—	(108)	(1)	(109)
Transfers into Level 3(4)	117	62	—	—	439	6	—	—	624	—	624
Transfers (out) of Level 3(4)	(367)	(341)	—	—	(320)	(15)	(15)	—	(1,058)	—	(1,058)
Foreign currency translation(5)	12	—	2	6	6	—	134	131	291	16	307
Ending balance	$517	$151	$211	$74	$2,300	$13	$6,880	$9,290	$19,436	$459	$19,895
Unrealized gains (losses) included in earnings relating to instruments still held(1)	$(6)	$—	$19	$—	$30	$—	$247	$(369)	$(79)	$—	$(79)
December 31, 2023
Beginning balance	$394	$52	$101	$70	$2,054	$16	$5,555	$10,102	$18,344	$631	$18,975
Included in net income(1)(2)(3)	9	—	13	—	119	(8)	(169)	(520)	(556)	(15)	(571)
Included in OCI(2)	—	3	—	—	—	1	—	—	4	—	4
Purchases / Issuances	211	153	18	—	293	8	984	391	2,058	173	2,231
Sales / Payments	(8)	(6)	(19)	(1)	(75)	(17)	(261)	(220)	(607)	(444)	(1,051)
Settlements	(6)	(6)	—	—	(7)	—	—	—	(19)	(1)	(20)
Transfers into Level 3(4)	8	—	—	—	382	—	—	—	390	—	390
Transfers (out) of Level 3(4)	(200)	(8)	—	—	(710)	—	—	—	(918)	—	(918)
Foreign currency translation(5)	(6)	(1)	—	(1)	—	—	(35)	(30)	(73)	(3)	(76)
Ending balance	$402	$187	$113	$68	$2,056	$—	$6,074	$9,723	$18,623	$341	$18,964
Unrealized gains (losses) included in earnings relating to instruments still held(1)	$5	$—	$9	$—	$112	$(8)	$(170)	$(522)	$(574)	$(18)	$(592)

(1)    Included in Net investment income (loss) in our Consolidated Statements of Operations for Total invested assets measured at fair value.
(2)    Total gains and losses in net income (loss) and OCI are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For an asset or liability that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.
(3)    Investment properties included in net income is comprised of fair value changes on investment properties of $(383) (2023 — $(486)), net of amortization of leasing commissions and tenant inducements of $72 (2023 — $34). As at December 31, 2024, we have used assumptions that reflect known changes in the property values including changes in expected future cash flows.
(4)    Transfers into Level 3 occur when the inputs used to price the assets and liabilities lack observable market data, and as a result, no longer meet the Level 1 or 2 definitions at the reporting date. Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability.
(5)    Foreign currency translation relates to the foreign exchange impact of translating Level 3 assets and liabilities of foreign subsidiaries from their functional currencies to Canadian dollars.
Unobservable Inputs and Sensitivity for Level 3 Assets
Our assets categorized in Level 3 of the fair value hierarchy are primarily Investment properties, Mortgages and loans, Debt securities and Other invested assets (financial and non-financial).

The fair value of Investment properties is determined by using the discounted cash flow methodology as described in Note 5.A.iii. The key unobservable inputs used in the valuation of investment properties as at December 31, 2024 include the following:
•Estimated rental value: The estimated rental value is based on contractual rent and other local market lease transactions, net of reimbursable operating expenses. An increase (decrease) in the estimated rental value would result in a higher (lower) fair value. The estimated rental value varies depending on the property types, which include retail, office, and industrial properties. The estimated rental value (in dollars, per square foot, per annum) ranges from $12.00 to $76.00 for retail and office properties and from $3.00 to $23.00 for industrial properties.
•Rental growth rate: The rental growth rate is typically estimated based on expected market behaviour, which is influenced by the type of property and geographic region of the property. An increase (decrease) in the rental growth rate would result in a higher (lower) fair

Notes to the Consolidated Financial Statements	Sun Life Financial Inc.	December 31, 2024	39

value. The rental growth rate (per annum) ranges from 0.00% to 3.20%, however the one- to two-year short-term rent curve is either below or above this range for select properties.
•Long-term vacancy rate: The long-term vacancy rate is typically estimated based on expected market behaviour, which is influenced by the type of property and geographic region of the property. An increase (decrease) in the long-term vacancy rate would result in a lower (higher) fair value. The long-term vacancy rate ranges from 0.00% to 25.00%.
•Discount rate: The discount rate is derived from market activity across various property types and geographic regions and is a reflection of the expected rate of return to be realized on the investment over the next 10 years. An increase (decrease) in the discount rate would result in a lower (higher) fair value. The discount rate ranges from 5.50% to 9.50%.
•Terminal capitalization rate: The terminal capitalization rate is derived from market activity across various property types and geographic regions and is a reflection of the expected rate of return to be realized on the investment over the remainder of its life after the 10-year period. An increase (decrease) in the terminal capitalization rate would result in a lower (higher) fair value. The terminal capitalization rate ranges from 4.50% to 8.75%.

Changes in the estimated rental value are positively correlated with changes in the rental growth rate. Changes in the estimated rental value are negatively correlated with changes in the long-term vacancy rate, the discount rate, and the terminal capitalization rate.

Our Mortgages and loans, categorized in Level 3, are included in Mortgages and loans – FVTPL and Mortgages and loans – FVOCI in the Level 3 roll forward table, and Mortgages and loans – Amortized cost in Note 5.A.i. The fair value of these mortgages and loans is determined by using the discounted cash flow methodology. The key unobservable inputs used in the valuation of mortgages and loans as at December 31, 2024 include credit spreads and liquidity adjustments. The credit spread is the difference between the instrument yield and the benchmark yield. The benchmark yield is determined by matching each asset by geography, sector, rating and maturity to a matrix comprised of spreads of publicly available corporate bonds. In some cases, a liquidity premium or discount may be applied if recent private spreads differ from public spreads. The credit spreads range from 0.99% to 3.57%. The liquidity adjustment is a premium of 2.05%. Changes in the fair value of mortgages and loans are negatively correlated with changes in credit spread and liquidity adjustments.

Our Debt securities categorized in Level 3, which are included in Debt securities – FVTPL and Debt securities – FVOCI in the Level 3 roll forward table, consist primarily of corporate bonds. The fair value of these corporate bonds is generally determined using broker quotes that cannot be corroborated with observable market transactions. Significant unobservable inputs for these corporate bonds would include issuer spreads, which are comprised of credit, liquidity, and other security-specific features of the bonds. A decrease (increase) in these issuer spreads would result in a higher (lower) fair value. Due to the unobservable nature of these broker quotes, we do not assess whether applying reasonably possible alternative assumptions would have an impact on the fair value of the Level 3 corporate bonds. The majority of our debt securities categorized in Level 3 are FVTPL assets supporting insurance contract liabilities. Changes in the fair value of these assets supporting insurance contract liabilities are largely offset by changes in the corresponding insurance contract liabilities. As a result, though using reasonably possible alternative assumptions may have an impact on the fair value of the Level 3 debt securities, it would not have a significant impact on our Consolidated Financial Statements.

The Other financial invested assets categorized in Level 3, which are included in Other financial invested assets – FVTPL and Other financial invested assets – FVOCI in the Level 3 roll forward table, consists primarily of limited partnership investments. The fair value of our limited partnership investments is based on NAV provided by management of the limited partnership investments. Based on the unobservable nature of these NAVs, we do not assess whether applying reasonably possible alternative assumptions would have an impact on the fair value of the Level 3 limited partnership investments.
Valuation Process for Level 3 Assets
Our assets categorized in Level 3 of the fair value hierarchy are primarily Investment properties, Debt securities (including asset-backed securities), Mortgages and loans and limited partnership investments included in Other financial invested assets. Our valuation processes for these assets are as follows:

The fair value of investment properties are based on the results of appraisals performed quarterly and reviewed for material changes. The valuation methodology used to determine the fair value is in accordance with the standards of the Appraisal Institute of Canada, the U.S., and the UK. Investment properties are appraised externally at least once every three years. Investment properties not appraised externally in a given year are reviewed by qualified appraisers. A management committee, including investment professionals, reviews the fair value of investment properties for overall reasonability.

The fair value of mortgages and loans is based on an internal discounted cash flow model, subject to detailed review and validation to ensure overall reasonability.

The fair value of debt securities is generally obtained by external pricing services. We obtain an understanding of inputs and valuation methods used by external pricing services. When fair value cannot be obtained from external pricing services, broker quotes, or internal models subject to detailed review and validation processes are used. The fair value of debt securities is subject to price validation and review procedures to ensure overall reasonability.

The fair value of limited partnership investments, included in Other financial invested assets, is based on NAV. The financial statements used in calculating the NAV are generally audited annually. We review the NAV of the limited partnership investments and perform analytical and other procedures to ensure the fair value is reasonable.

Investment contracts for account of segregated funds can be surrendered and units in the segregated funds can be redeemed by the holder at any time. Accordingly, the fair values of investment contract liability and the liability for investment contracts for account of segregated fund holders are not less than the amount payable on demand. Their fair values are based on the fair value of the underlying items less any accrued fees and surrender charges and approximate their carrying values.

40	Sun Life Financial Inc.	December 31, 2024	Notes to the Consolidated Financial Statements

5.B Net Investment Income (Loss)

For the years ended		December 31, 2024			December 31, 2023
Financial Instruments at FVOCI		Financial Instruments at FVTPL	Other(1)	Total	Financial Instruments at FVOCI	Financial Instruments at FVTPL	Other(1)	Total
Interest income (expense):
Cash, cash equivalents and short-term investments	$—	$537	$—	$537	$—	$473	$—	$473
Debt securities	604	2,894	—	3,498	563	2,663	—	3,226
Mortgages and loans	138	2,661	64	2,863	103	2,503	74	2,680
Derivative investments	—	(38)	—	(38)	—	69	—	69
Other financial invested assets	1	362	—	363	1	247	—	248
Other financial liabilities	—	(299)	(165)	(464)	—	(217)	(154)	(371)
Total interest income (expense)	743	6,117	(101)	6,759	667	5,738	(80)	6,325
Dividend and other investment income:
Equity securities	—	254	—	254	—	212	—	212
Other financial invested assets	—	313	—	313	—	226	—	226
Total dividend and other investment income	—	567	—	567	—	438	—	438
Net realized and unrealized gains (losses):
Cash, cash equivalents and short-term investments	—	8	—	8	—	—	—	—
Debt securities	162	(824)	—	(662)	463	2,555	—	3,018
Equity securities	—	1,218	—	1,218	(1)	397	—	396
Mortgages and loans	30	650	—	680	40	1,573	—	1,613
Derivative investments	—	(1,347)	—	(1,347)	—	933	—	933
Other financial invested assets	1	406	—	407	160	(249)	—	(89)
Other financial liabilities	—	(44)	—	(44)	—	25	—	25
Total net realized and unrealized gains (losses)	193	67	—	260	662	5,234	—	5,896
Provision for credit losses	3	—	(7)	(4)	(12)	—	(2)	(14)
Net investment income (loss) from financial instruments	$939	$6,751	$(108)	$7,582	$1,317	$11,410	$(82)	$12,645
Net Investment income (loss) from non-financial instruments:
Investment properties rental income	$—	$—	$664	$664	$—	$—	$649	$649
Investment properties expenses	—	—	(265)	(265)	—	—	(270)	(270)
Investment expenses and taxes	—	—	(278)	(278)	—	—	(283)	(283)
Fair value changes on investment properties	—	—	(383)	(383)	—	—	(486)	(486)
Other investment income (loss)	—	—	323	323	—	—	49	49
Foreign exchange gains (losses)	—	—	116	116	—	—	(126)	(126)
Net investment income (loss) from non-financial instruments	$—	$—	$177	$177	$—	$—	$(467)	$(467)
Total Net investment income (loss)(2)	$939	$6,751	$69	$7,759	$1,317	$11,410	$(549)	$12,178

(1)    Primarily includes investment income (loss) on financial instruments carried at amortized cost, investment properties, and equity method investments.
(2)    Net investment income (loss) recognized in income is $7,415 (December 31, 2023 — $11,586) and net investment income (loss) recognized in OCI is $344 (December 31, 2023 — $592).

Notes to the Consolidated Financial Statements	Sun Life Financial Inc.	December 31, 2024	41

5.C Explanation of Investment Result
Net investment result excluding result for account of segregated fund holders consists of the following:

For the year ended December 31, 2024	Insurance contracts Issued	Reinsurance contracts held	Total insurance	Non-insurance (all other)	Total
Net investment income (loss):
Net investment income (loss) recognized in net income	$—	$—	$5,894	$1,521	$7,415
Net investment income (loss) recognized in OCI	—	—	12	332	344
Total net investment income (loss)	—	—	5,906	1,853	7,759
Total insurance finance income (expenses) recognized in net income:
Effect of time value of money (Interest on carrying value) including interest on policy loans and interest on amounts on deposit	(4,474)	190	(4,284)	—	(4,284)
Impact of change in discount rate on fulfilment cash flows excluding where measured at locked-in rates and effect of changes in financial risk	1,683	(135)	1,548	—	1,548
Application of risk mitigation option(1)	225	—	225	—	225
Changes in fair value of underlying items for contracts with direct participation features (excluding segregated funds)	(2,642)	—	(2,642)	—	(2,642)
Foreign exchange gains (losses)	49	—	49	—	49
Other	20	(4)	16	—	16
Total insurance finance income (expenses) recognized in income	(5,139)	51	(5,088)	—	(5,088)
Decrease (increase) in investment contract liabilities	—	—	—	(393)	(393)
Net investment result	$—	$—	$818	$1,460	$2,278
Net investment result recognized in net income	$—	$—	$806	$1,128	$1,934
Net investment result recognized in OCI	$—	$—	$12	$332	$344

For the year ended December 31, 2023	Insurance contracts Issued	Reinsurance contracts held	Total insurance	Non-insurance (all other)	Total
Net investment income (loss):
Net investment income (loss) recognized in net income	$—	$—	$10,211	$1,375	$11,586
Net investment income (loss) recognized in OCI	—	—	171	421	592
Total net investment income (loss)	—	—	10,382	1,796	12,178
Total insurance finance income (expenses) recognized in net income:
Effect of time value of money (Interest on carrying value) including interest on policy loans and interest on amounts on deposit	(4,484)	156	(4,328)	—	(4,328)
Impact of change in discount rate on fulfilment cash flows excluding where measured at locked-in rates and effect of changes in financial risk	(1,985)	(91)	(2,076)	—	(2,076)
Application of risk mitigation option(1)	104	—	104	—	104
Changes in fair value of underlying items for contracts with direct participation features (excluding segregated funds)	(3,425)	—	(3,425)	—	(3,425)
Foreign exchange gains (losses)	(22)	(1)	(23)	—	(23)
Other	137	(5)	132	—	132
Total insurance finance income (expenses) recognized in income	(9,675)	59	(9,616)	—	(9,616)
Decrease (increase) in investment contract liabilities	—	—	—	(331)	(331)
Net investment result	$—	$—	$766	$1,465	$2,231
Net investment result recognized in net income	$—	$—	$595	$1,044	$1,639
Net investment result recognized in OCI	$—	$—	$171	$421	$592

(1)    Changes in our share of the fair value of underlying items and FCF arising from changes in the effect of financial risk that are mitigated by the use of derivatives and non-derivative financial instruments are recognized in income rather than adjusting the CSM. These amounts are offset by changes in the fair value of the derivatives and non-derivative financial instruments included in Investment income. The amount above would have resulted in an adjustment to the CSM if it was recorded to the CSM.

42	Sun Life Financial Inc.	December 31, 2024	Notes to the Consolidated Financial Statements

5.D Cash, Cash Equivalents and Short-Term Securities
Cash, cash equivalents and short-term securities presented in our Consolidated Statements of Financial Position and Net cash, cash equivalents and short-term securities presented in our Consolidated Statements of Cash Flows consist of the following:

As at December 31,	2024	2023
Cash	$2,294	$2,001
Cash equivalents	7,835	9,169
Short-term securities	3,744	2,003
Cash, cash equivalents and short-term securities	13,873	13,173
Less: Bank overdraft, recorded in Other liabilities	175	—
Net cash, cash equivalents and short-term securities	$13,698	$13,173
5.E Derivative Financial Instruments and Hedging Activities
We apply hedge accounting to minimize volatility in income and equity caused by changes in interest rates or foreign exchange rates. Interest rate and currency fluctuations will either cause assets and liabilities to appreciate or depreciate in market value or cause variability in forecasted cash flows. When a hedging relationship is effective, gains, losses, revenue and expenses of the hedging instrument will offset the gains, losses, revenue and expenses of the hedged item. Derivatives used in hedging relationships are recorded in Derivative assets or Derivative liabilities on the Consolidated Statements of Financial Position.
5.E.i Derivatives Held for Risk Management
We use other derivatives, not designated in a qualifying hedging relationship ("Derivatives investments"), to manage exposure to foreign currency, interest rate, and equity market. The instruments used include principally interest rate swaps, cross-currency swaps, forward contracts, interest rate futures, interest rate options, credit and swaps and equity swaps.

The following table describes the fair value of derivatives held for risk management purposes by type of risk exposure.

As at December 31,	2024		2023
	Assets	Liabilities	Assets	Liabilities
Interest rate contracts:
Derivative investments	$392	$(822)	$418	$(667)
Total interest rate derivatives	$392	$(822)	$418	$(667)
Foreign exchange contracts:
Designated as cash flow hedges	$8	$(3)	$2	$(19)
Derivative investments	1,403	(1,195)	1,674	(614)
Total foreign exchange derivatives	$1,411	$(1,198)	$1,676	$(633)
Other contracts:
Designated as cash flow hedges	$43	$—	$17	$—
Derivative investments	125	(57)	72	(11)
Total other contracts	$168	$(57)	$89	$(11)
Total derivative contracts	$1,971	$(2,077)	$2,183	$(1,311)

The maturity analysis of the notional amounts and the average rates (or weighted average rates, if applicable) and prices of the hedging instruments are disclosed in Note 6.A.iv.
5.E.ii Hedge Accounting
Cash flow hedges
We use pay fixed/receive floating interest rate and cross-currency interest rate swaps to hedge the interest rate risks in respect of the benchmark interest rate (mainly sterling and Euribor or Sterling Overnight Index Average ("SONIA"), SOFR) and foreign currency risks (mainly U.S. dollar and sterling or SONIA, SOFR) from its issuance of floating-rate notes denominated in foreign currencies. We hedge interest rate risk to the extent of benchmark interest rate exposure on its floating-rate notes to mitigate variability in its cash flows. Hedge accounting is applied where economic hedging relationships meet the hedge accounting criteria.

We also hedge the variability of cash payments associated with changes in SLF Inc.'s common share prices using total return forwards. This is related to our Sun Share Unit ("Sun Share") Plan as a long-term incentive award to executive employees.

Our exposure to market risk and our approach to managing market risk, including interest rate risk and foreign currency risk, are discussed in Note 6.

We determine the amount of the exposure to which it applies hedge accounting by assessing the potential impact of changes in interest rates and foreign currency exchange rates on the future cash flows from its issuance of floating-rate notes denominated in foreign currencies. This assessment is performed using analytical techniques, such as cash flow sensitivity analysis.

Notes to the Consolidated Financial Statements	Sun Life Financial Inc.	December 31, 2024	43

We manage our exposure to credit risk of the counterparties to the derivatives, which is not offset by the hedged items, in a similar manner as described above for the fair value hedges.

We determine whether an economic relationship exists between the cash flows of the hedged item and hedging instrument based on an evaluation of the qualitative characteristics of these items and the hedged risk that is supported by quantitative analysis. We consider whether the critical terms of the hedged item and hedging instrument closely align when assessing the presence of an economic relationship. We evaluate whether the cash flows of the hedged item and the hedging instrument respond similarly to the hedged risk, such as the benchmark interest rate or foreign currency. For cash flow hedging relationships directly impacted by IBOR ("Interbank Offered Rate") reform (i.e. hedges of U.S. dollar LIBOR and sterling LIBOR), the cash flows of the hedged item and hedging instrument will not be altered as a result of IBOR reform. We further support this qualitative assessment by using regression analysis to assess whether the hedging instrument is expected to be and has been highly effective in offsetting changes in the present value of the hedged item. We assess hedge effectiveness using the hypothetical derivative method, which creates a derivative instrument to serve as a proxy for the hedged transaction. The terms of the hypothetical derivative match the critical terms of the hedged item and it has a fair value of zero at inception. We assess whether the derivative designated in each hedging relationship is expected to be and has been highly effective in offsetting changes in cash flows of the hedged item (prospectively and retrospectively) using this regression analysis.

Potential sources of hedge ineffectiveness can be attributed to differences between hedging instruments and hedge items:
•The effect of the counterparty and our own credit risk on the fair value of the interest rate swap, which is not reflected in the fair value of the hedged item attributable to the change in interest rate.
•Differences in maturities of the interest rate swap and the loans or debt securities.
•Mismatches in the frequency and timing of when interest rates are reset and frequency of payment.
•Differences in the discounting factors between the hedged item and hedging instrument.

There were no other sources of ineffectiveness in these hedging relationships.

The maturity analysis of the notional amounts and the average rates (or weighted average rates, if applicable) and prices of the hedging instruments are disclosed in Note 6.A.iv.

The amounts relating to items designated as hedging instruments were as follows:

For the years ended December 31,		2024	2023
Hedging risks	Hedged Item	Accumulated other comprehensive income from active hedges	Accumulated other comprehensive income from active hedges
Foreign exchange risk(1)	Variable rate liabilities(2)	$14	$9
Equity risk	Share-based payment(3)	$(10)	$(10)

(1)    Cross-currency swap may be used to hedge foreign exchange risk, or a combination of interest rate risk and foreign exchange risk in a single hedge relationship. Cross-currency swaps in both type of hedge relationships are disclosed in the above risk category (foreign exchange risk).
(2)    Hedged items include other financial liabilities.
(3)    Hedged items includes other liabilities.

The amounts relating to the effectiveness of hedging relationships were as follows:

Hedging risks	Hedged Item	Gains (losses) on hedged items for ineffectiveness measurement	Gain (losses) on hedging instruments for ineffectiveness measurement	Hedge ineffectiveness	Unrealized gains (losses) included in Other comprehensive income as the effective portion of the hedging instrument	Losses (gains) reclassified to Net interest income
For the year ended December 31, 2024
Foreign exchange risk(1)	Variable rate liabilities(2)	$(5)	$5	$—	$69	$(76)
Equity risk	Share-based payment(3)	$(42)	$43	$1	$57	$(41)
For the year ended December 31, 2023
Foreign exchange risk(1)	Variable rate liabilities(2)	$18	$(18)	$—	$(17)	$37
Equity risk	Share-based payment(3)	$(6)	$17	$11	$7	$(3)

(1)    Cross-currency swap may be used to hedge foreign exchange risk, or a combination of interest rate risk and foreign exchange risk in a single hedge relationship. Cross-currency swaps in both type of hedge relationships are disclosed in the above risk category (foreign exchange risk).
(2)    Hedged items include other financial liabilities, that are floating rate obligations.
(3)    Hedged items includes other liabilities, representing share-based payment awards.

44	Sun Life Financial Inc.	December 31, 2024	Notes to the Consolidated Financial Statements

5.E.iii Reconciliation of Components of Equity
The following table provides a reconciliation by risk category of the accumulated other comprehensive income and analysis of OCI items resulting from hedge accounting:

For the years ended December 31,	2024	2023
Cash flow hedges:
Balance, beginning of year	$(1)	$(18)
Effective portion of changes in fair value:
Foreign currency risk(1)	69	(17)
Equity price risk	57	7
Net amount reclassified to income (loss):
Foreign currency risk(1)	(76)	37
Equity price risk	(41)	(3)
Related tax	(4)	(7)
Balance, end of year	$4	$(1)

(1)    Cross-currency swap may be used to hedge foreign exchange risk, or a combination of interest rate risk and foreign exchange risk in a single hedge relationship. Cross-currency swaps in both type of hedge relationships are disclosed in the above risk category (foreign exchange risk).
5.F Transfers of Financial Assets
We enter into transactions, including mortgage securitization, repurchase agreements and securities lending, where we transfer financial assets while retaining the risks and rewards of ownership of the assets. These transferred financial assets are not derecognized and remain on our Consolidated Statements of Financial Position. The carrying value of the transferred assets and the associated liabilities are described in the sections below.
5.F.i Mortgage Securitization
We securitize certain insured fixed-rate commercial mortgages through the creation of mortgage-backed securities under the National Housing Act Mortgage-Backed Securities ("NHA MBS") Program sponsored by the Canada Mortgage and Housing Corporation ("CMHC"). The NHA MBS are then sold to Canada Housing Trust, a government-sponsored security trust that issues securities to third-party investors under the Canadian Mortgage Bond ("CMB") program. The securitization of these assets does not qualify for derecognition as we have not transferred substantially all of the risks and rewards of ownership. Specifically, we continue to be exposed to pre-payment and interest rate risk associated with these assets. There is no ECL on the securitized mortgages, as the mortgages were already insured by the CMHC prior to securitization. These assets continue to be recognized as Mortgages and loans in our Consolidated Statements of Financial Position. Proceeds from securitization transactions are recognized as secured borrowings and included in Other liabilities in our Consolidated Statements of Financial Position.

Receipts of principal on the securitized mortgages are deposited into a principal reinvestment account ("PRA") to meet our repayment obligation upon maturity under the CMB program. The assets in the PRA are typically comprised of cash and cash equivalents and certain asset-backed securities. We are exposed to reinvestment risk due to the amortizing nature of the securitized mortgages relative to our repayment obligation for the full principal amount due at maturity. We mitigate this reinvestment risk using interest rate swaps.

The carrying value and fair value of the securitized mortgages as at December 31, 2024 are $1,555 and $1,505, respectively (December 31, 2023 — $1,792 and $1,697, respectively). The carrying value and fair value of the associated liabilities as at December 31, 2024 are $1,854 and $1,807, respectively (December 31, 2023 — $2,119 and $2,021, respectively). The carrying value of securities in the PRA as at December 31, 2024 is $302 (December 31, 2023 — $335). There are $nil cash and cash equivalents in the PRA as at December 31, 2024 (December 31, 2023 — $57).

The fair value of the secured borrowings from mortgage securitization is based on the methodologies and assumptions for asset-backed securities described in Note 5.A.iii. The fair value of these liabilities is categorized in Level 2 of the fair value hierarchy as at December 31, 2024 and December 31, 2023.
5.F.ii Repurchase Agreements
We enter into repurchase agreements for operational funding and liquidity purposes. Repurchase agreements have maturities ranging from 6 to 365 days, averaging 91 days, and bear interest at an average rate of 3.52% as at December 31, 2024 (December 31, 2023 — 4.86%). The carrying values of the transferred assets and the obligations related to their repurchase, which approximate their fair values, are $2,840 as at December 31, 2024 (December 31, 2023 — $2,705). These liabilities are categorized in Level 2 of the fair value hierarchy. Collateral primarily consists of cash and cash equivalents as well as government guaranteed securities. Details on the collateral pledged are included in Note 6.A.ii.
5.F.iii Securities Lending
The Company engages in securities lending to generate additional income. Certain securities from its portfolio are lent to other institutions for short periods. Collateral exceeding the fair value of the securities lent is deposited by the borrower with a lending agent, usually a securities custodian, and maintained by the lending agent until the underlying security has been returned to us. The fair value of the securities lent is monitored on a daily basis with additional collateral obtained or refunded as the fair values fluctuate. Collateral primarily consists of Canadian federal and provincial government securities and cash and cash equivalents. Certain arrangements allow us to invest the cash collateral received for the securities lent. The carrying values of the securities lent approximate their fair values. The carrying values of the securities lent and the related collateral held are $2,377 and $2,506, respectively, as at December 31, 2024 (December 31, 2023 — $2,044 and $2,158, respectively). Of the collateral held, we held cash collateral of $194 as at December 31, 2024 (December 31, 2023 — $187), which is recognized on our Consolidated Statements of Financial Position.

Notes to the Consolidated Financial Statements	Sun Life Financial Inc.	December 31, 2024	45

6. Financial Instrument Risk Management

The significant risks related to financial instruments are credit risk, market risk (including equity risk, real estate risk, interest rate and spread risk, foreign currency risk, and inflation risk) and liquidity risk.

We use derivative instruments to manage market risks related to equity market, interest rate and currency fluctuations and in replication strategies for permissible investments. We do not engage in speculative investment in derivatives. The gap in market sensitivities or exposures between liabilities and supporting assets is monitored and managed within defined tolerance limits, by using derivative instruments, where appropriate. We use models and techniques to measure the effectiveness of our risk management strategies.
6.A Credit Risk
Risk Description
Credit risk is the possibility of loss from amounts owed by our borrowers or financial counterparties. We are subject to credit risk in connection with issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties (including derivative, repurchase agreement and securities lending counterparties), other financial institutions and other entities. Losses may occur when a counterparty fails to make timely payments pursuant to the terms of the underlying contractual arrangement or when the counterparty's credit rating or risk profile otherwise deteriorates. Credit risk can also arise in connection with deterioration in the value of, or ability to realize, any underlying security that may be used as collateral for the debt obligation. Credit risk can occur as a result of broad economic conditions, challenges within specific sectors of the economy, from issues affecting individual companies or loss given default expectations. Events that result in defaults, impairments or downgrades of the securities in our investment portfolio would cause the Company to record realized or unrealized losses and may cause an increase in our provisions for asset default, adversely impacting earnings.
Credit Risk Management Governance and Control
We rate fixed income investments primarily through the use of internally developed scorecards and rating methodologies, which combine an estimated probability of default and loss given default to determine an expected loss and credit risk rating. This rating is expressed using a 22-point scale that is generally consistent with those used by external rating agencies, and is based on detailed examination of the borrower's, or issuer's, credit quality and the characteristics of the specific instrument. The probability of default assessment is based on borrower-level or issuer-level analysis, which encompasses an assessment of industry risk, business strategy, competitiveness, strength of management and other financial information. The loss given default assessment is based on instrument-level analysis, which considers the impact of guarantees, covenants, liquidity and other structural features. These scorecards provide input to stochastic value-at-risk models and are used to stress test the portfolio, which provide insight into the distribution and characteristics of credit risk within our portfolios. In accordance with our policies and under normal circumstances, our ratings cannot be higher than the highest rating provided by certain Nationally Recognized Statistical Rating Organizations ("NRSROs"). Certain assets, including those in our sovereign debt, are assigned a rating based on ratings provided by NRSROs using a priority sequence order of Standard & Poor's, Moody's, Fitch and DBRS Limited.

We employ a wide range of credit risk management practices and controls, as outlined below:
•Credit risk governance practices are in place, including independent monitoring and review and reporting to senior management and the Risk Committee.
•Risk appetite limits have been established for credit risk.
•Income and regulatory capital sensitivities are monitored, managed and reported against pre-established risk limits.
•Comprehensive Investment and Credit Risk Management Policy, guidelines and practices are in place.
•Specific investment diversification requirements are in place, such as defined investment limits for asset class, geography, and industry.
•Risk-based credit portfolio, counterparty, and sector exposure limits have been established.
•Mandatory use of credit quality ratings for portfolio investments has been established and is reviewed regularly. These internal rating decisions for new fixed income investments and ongoing review of existing rating decisions are independently adjudicated by Corporate Risk Management.
•Develop and maintain hedging programs that may employ the use of derivatives. Market conditions determine the availability and cost of the derivative protection.
•Comprehensive due diligence processes and ongoing credit analyses are conducted.
•Regulatory solvency requirements include risk-based capital requirements and are monitored regularly.
•Comprehensive compliance monitoring practices and procedures including reporting against pre-established investment limits are in place.
•Purchase reinsurance for certain risks underwritten by our various insurance businesses. Reinsurance does not relieve us from our direct liability to policyholders and accordingly, we bear credit risk with respect to our reinsurers. Reinsurance exposures are monitored to ensure that no single reinsurer represents an undue level of credit risk.
•Stress-testing techniques, such as Financial Condition Testing ("FCT"), are used to measure the effects of large and sustained adverse credit developments.
•Insurance contract liabilities are established in accordance with IFRS.
•Internal capital targets are established at an enterprise level to cover all risks and are above minimum regulatory and supervisory levels. Actual capital levels are monitored to ensure they exceed internal targets.

46	Sun Life Financial Inc.	December 31, 2024	Notes to the Consolidated Financial Statements

6.A.i Maximum Exposure to Credit Risk
Our maximum credit exposure related to financial instruments as at December 31 is the balance as presented in our Consolidated Statements of Financial Position as we believe that these carrying amounts best represent the maximum exposure to credit risk. The credit exposure for debt securities may be increased to the extent that the amounts recovered from default are insufficient to satisfy the actuarial liability cash flows that the assets are intended to support.

The positive fair value of derivative assets is used to determine the credit risk exposure if the counterparties were to default. The credit risk exposure is the cost of replacing, at current market rates, all derivative contracts with a positive fair value. Additionally, we have credit exposure to items not on the Consolidated Statements of Financial Position as follows:

As at December 31,	2024	2023
Off-balance sheet item:
Loan commitments(1)	$2,500	$2,061

(1)    Loan commitments include commitments to extend credit under commercial and multi-family residential mortgages and private debt securities not quoted in an active market. Commitments on debt securities contain provisions that allow for withdrawal of the commitment if there is deterioration in the credit quality of the borrower.
6.A.ii Right of Offset and Collateral
We invest in financial assets which may be secured by real estate properties, pools of financial assets, third-party financial guarantees, credit insurance, and other arrangements.

For OTC derivatives, collateral is collected from and pledged to counterparties to manage credit exposure according to the Credit Support Annex ("CSA"), which forms part of the International Swaps and Derivatives Association's ("ISDA") master agreements. It is common practice to execute a CSA in conjunction with an ISDA master agreement. Under the ISDA master agreements for OTC derivatives, we have a right of offset in the event of default, insolvency, bankruptcy, or other early termination. In the ordinary course of business, bilateral OTC exposures under these agreements are substantially mitigated through associated collateral agreements with a majority of our counterparties.

For exchange-traded derivatives subject to derivative clearing agreements with the exchanges and clearinghouses, there is no provision for set-off at default. Initial margin is excluded from the table below as it would become part of a pooled settlement process.

For repurchase agreements and reverse repurchase agreements, assets are sold or purchased with a commitment to resell or repurchase at a future date. Additional collateral may be pledged to or collected from counterparties to manage credit exposure according to bilateral repurchase or reverse repurchase agreements. In the event of default by a counterparty, we are entitled to liquidate the assets we hold as collateral to offset against obligations to the same counterparty.

In the case of securities lending or borrowing, assets are lent or borrowed with a commitment from or to the counterparty to return at a future date. For securities lending, cash or securities are received as collateral from the counterparty; for securities borrowing, debt securities are pledged as collateral to the counterparty. In the event of default by the counterparty, we are entitled to liquidate the assets we hold as collateral to offset against obligations to the same counterparty.

Notes to the Consolidated Financial Statements	Sun Life Financial Inc.	December 31, 2024	47

We do not offset financial instruments in our Consolidated Statements of Financial Position, as our rights of offset are conditional. The following tables present the effect of conditional netting and similar arrangements. Similar arrangements include global master repurchase agreements, security lending agreements, and any related rights to financial collateral.

As at December 31,		2024			2023
Financial instruments presented in the Consolidated Statements of Financial Position(1)		Related amounts not set off in the Consolidated Statements of Financial Position			Financial instruments presented in the Consolidated Statements of Financial Position(1)	Related amounts not set off in the Consolidated Statements of Financial Position
		Financial instruments subject to master netting or similar agreements	Financial collateral (received) pledged(2)	Net amount		Financial instruments subject to master netting or similar agreements	Financial collateral (received) pledged(2)	Net amount
Financial assets:
Derivative assets (Note 6.A.v)	$1,971	$(1,043)	$(787)	$141	$2,183	$(738)	$(1,316)	$129
Reverse repurchase agreements (Note 8)	33	(33)	—	—	28	(28)	—	—
Total financial assets	$2,004	$(1,076)	$(787)	$141	$2,211	$(766)	$(1,316)	$129
Financial liabilities:
Derivative liabilities (Note 6.A.v)	$(2,077)	$1,043	$936	$(98)	$(1,311)	$738	$489	$(84)
Repurchase agreements (Note 5.F.ii)	(2,840)	33	2,807	—	(2,705)	28	2,677	—
Cash collateral on securities lent (Note 5.F.iii)	(194)	—	184	(10)	(187)	—	176	(11)
Obligations for securities borrowing	(239)	—	239	—	(223)	—	223	—
Total financial liabilities	$(5,350)	$1,076	$4,166	$(108)	$(4,426)	$766	$3,565	$(95)

(1)    Net amounts of the financial instruments presented in our Consolidated Statements of Financial Position are the same as our gross recognized financial instruments, as we do not offset financial instruments in our Consolidated Statements of Financial Position.
(2)    Financial collateral presented in the table above excludes overcollateralization and, for exchange-traded derivatives, initial margin. Total financial collateral at fair value, including initial margin and overcollateralization, received on derivative assets was $895 (December 31, 2023 — $1,443), received on reverse repurchase agreements was $33 (December 31, 2023 — $28), pledged on derivative liabilities was $2,126 (December 31, 2023 — $1,472), and pledged on repurchase agreements was $2,840 (December 31, 2023 — $2,705).
6.A.iii Concentration Risk
Concentrations of credit risk arise from exposures to a single debtor, a group of related debtors, or groups of debtors that have similar credit risk characteristics, such as groups of debtors in the same economic or geographic regions or in similar industries. Related issuers may have similar economic characteristics so that their ability to meet contractual obligations may be impacted similarly by changes in the economic or political conditions. We manage this risk by appropriately diversifying our investment portfolio through the use of concentration limits. In particular, we maintain policies which set counterparty exposure limits to manage the credit exposure for investments in any single issuer or to the same underlying credit. Exceptions exist for investments in securities which are issued or guaranteed by the Government of Canada, U.S. or UK and issuers for which the Risk Committee have granted specific approval. Mortgages are collateralized by the related property, and generally do not exceed 75% of the value of the property at the time the original loan is made. Our mortgages and loans are diversified by type and location and, for mortgages, by borrower. Loans provide diversification benefits (name, industry and geography) and often provide stronger covenants and collateral than public debt securities, thereby providing both better credit protection and potentially higher recoveries in the event of default. The following tables provide details of the debt securities, mortgages and loans held by issuer country, geographic location and industry sector, where applicable.

The carrying value of debt securities by geographic location is shown in the following table. The geographic location is based on the country of the creditor's parent.

As at December 31,	2024			2023
	FVTPL	FVOCI	Total debt securities	FVTPL	FVOCI	Total debt securities
Canada	$34,472	$3,614	$38,086	$30,180	$4,339	$34,519
United States	20,986	6,486	27,472	20,111	6,266	26,377
United Kingdom	1,320	561	1,881	1,224	517	1,741
Other	11,328	3,188	14,516	9,665	3,191	12,856
Total debt securities	$68,106	$13,849	$81,955	$61,180	$14,313	$75,493

48	Sun Life Financial Inc.	December 31, 2024	Notes to the Consolidated Financial Statements

The carrying value of debt securities by issuer and industry sector is shown in the following table:

As at December 31,		2024		2023
FVTPL		FVOCI	Total debt securities	FVTPL	FVOCI	Total debt securities
Debt securities issued or guaranteed by:
Canadian federal government	$6,803	$734	$7,537	$5,161	$849	$6,010
Canadian provincial and municipal government	15,302	353	15,655	13,694	557	14,251
U.S. government and agency	626	509	1,135	712	658	1,370
Other foreign government	3,796	413	4,209	3,329	473	3,802
Total government issued or guaranteed debt securities	26,527	2,009	28,536	22,896	2,537	25,433
Corporate debt securities by industry sector:
Financials	8,659	2,893	11,552	8,171	2,889	11,060
Utilities	6,859	763	7,622	6,244	815	7,059
Industrials	4,424	951	5,375	4,510	979	5,489
Energy	3,258	446	3,704	2,793	479	3,272
Communication services	2,647	373	3,020	2,727	422	3,149
Real estate	1,882	423	2,305	1,987	538	2,525
Health care	1,644	363	2,007	1,625	413	2,038
Consumer staples	1,301	256	1,557	1,490	315	1,805
Consumer discretionary	1,011	747	1,758	950	776	1,726
Information technology	890	202	1,092	730	174	904
Materials	819	202	1,021	922	180	1,102
Total corporate debt securities	33,394	7,619	41,013	32,149	7,980	40,129
Asset-backed securities	8,185	4,221	12,406	6,135	3,796	9,931
Total debt securities	$68,106	$13,849	$81,955	$61,180	$14,313	$75,493

The carrying value of mortgages and loans by geographic location and type is shown in the following tables. The geographic location for mortgages is based on location of property, while for corporate loans it is based on the country of the creditor's parent.

As at December 31, 2024	Canada	United States	United Kingdom	Other	Total
Mortgages:
Retail	$1,398	$1,169	$—	$—	$2,567
Office	1,385	1,248	—	—	2,633
Multi-family residential	3,451	1,048	—	—	4,499
Industrial	2,369	1,314	—	—	3,683
Other	799	49	208	—	1,056
Total mortgages(1)	$9,402	$4,828	$208	$—	$14,438
Loans	$12,560	$18,856	$4,478	$7,287	$43,181
Total mortgages and loans	$21,962	$23,684	$4,686	$7,287	$57,619

(1)    $3,630 of mortgages in Canada are insured by the CMHC.

As at December 31, 2023	Canada	United States	United Kingdom	Other	Total
Mortgages:
Retail	$1,376	$1,182	$—	$—	$2,558
Office	1,500	1,254	—	—	2,754
Multi-family residential	3,838	1,001	—	—	4,839
Industrial	1,839	1,115	—	—	2,954
Other	824	57	159	—	1,040
Total mortgages(1)	$9,377	$4,609	$159	$—	$14,145
Loans	$12,924	$17,086	$4,089	$6,356	$40,455
Total mortgages and loans	$22,301	$21,695	$4,248	$6,356	$54,600

(1)    $4,023 of mortgages in Canada are insured by the CMHC.

Notes to the Consolidated Financial Statements	Sun Life Financial Inc.	December 31, 2024	49

6.A.iv Contractual Maturities
The contractual maturities of debt securities are shown in the following table. Actual maturities could differ from contractual maturities because of the borrower's right to call or extend or right to prepay obligations, with or without prepayment penalties.

As at December 31,	2024			2023
	FVTPL	FVOCI	Total debt securities	FVTPL	FVOCI	Total debt securities
Due in 1 year or less	$1,932	$2,385	$4,317	$1,697	$3,079	$4,776
Due in years 2-5	9,733	6,496	16,229	8,763	6,272	15,035
Due in years 6-10	10,662	1,922	12,584	9,513	2,199	11,712
Due after 10 years	45,779	3,046	48,825	41,207	2,763	43,970
Total debt securities	$68,106	$13,849	$81,955	$61,180	$14,313	$75,493

The carrying value of mortgages by scheduled maturity, before the allowance for ECL, is as follows:

As at December 31,	2024				2023
	FVTPL	FVOCI	Amortized cost	Total	FVTPL	FVOCI	Amortized cost	Total
Due in 1 year or less	$1,344	$66	$283	$1,693	$852	$58	$171	$1,081
Due in years 2-5	5,745	340	929	7,014	5,605	222	1,129	6,956
Due in years 6-10	3,814	8	343	4,165	3,510	8	495	4,013
Due after 10 years	1,563	3	—	1,566	2,093	3	—	2,096
Total mortgages	$12,466	$417	$1,555	$14,438	$12,060	$291	$1,795	$14,146

The carrying value of loans by scheduled maturity, before the allowance for ECL, is as follows:

As at December 31,	2024				2023
	FVTPL	FVOCI	Amortized cost	Total	FVTPL	FVOCI	Amortized cost	Total
Due in 1 year or less	$2,262	$324	$100	$2,686	$2,285	$257	$126	$2,668
Due in years 2-5	7,863	1,240	199	9,302	6,768	966	163	7,897
Due in years 6-10	10,354	494	21	10,869	9,177	401	27	9,605
Due after 10 years	20,288	50	—	20,338	20,262	33	—	20,295
Total loans	$40,767	$2,108	$320	$43,195	$38,492	$1,657	$316	$40,465

Notional amounts of derivative financial instruments are the basis for calculating payments and are generally not the actual amounts exchanged. The following table provides the notional amounts of derivative instruments outstanding by type of derivative and term to maturity:

	Terms to maturity
As at	Notional Amount
	Under 1 Year	1 to 5 Years	Over 5 Years	Total
December 31, 2024
Derivative designated as hedging instrument:
Foreign exchange contracts / Currency risk(1)	$888	$—	$14	$902
Equity price risk(2)	60	128	—	188
Total designated as hedging instrument	948	128	14	1,090
Derivative investments(3)	28,359	13,251	32,254	73,864
Total derivatives	$29,307	$13,379	$32,268	$74,954
December 31, 2023
Derivative designated as hedging instrument:
Foreign exchange contracts / Currency risk(1)	$828	$40	$—	$868
Equity price risk(2)	54	114	—	168
Total designated as hedging instrument	882	154	—	1,036
Derivative investments(3)	27,534	11,125	30,726	69,385
Total derivatives	$28,416	$11,279	$30,726	$70,421

(1)    The average fixed rate is 4% (December 31, 2023 — 4%). The average CAD-USD exchange rate is $1.42 (December 31, 2023 — $1.56).
(2)    The average price is $69 (December 31, 2023 — $66).
(3)    Derivatives investments are derivatives that have not been designated as hedges for accounting purposes.

50	Sun Life Financial Inc.	December 31, 2024	Notes to the Consolidated Financial Statements

The following table provides the fair value of derivative instruments outstanding by term to maturity:

As at December 31,	2024				2023
	Term to maturity				Term to maturity
	Under 1 Year	1 to 5 Years	Over 5 Years	Total	Under 1 Year	1 to 5 Years	Over 5 Years	Total
Derivative assets	$227	$271	$1,473	$1,971	$337	$266	$1,580	$2,183
Derivative liabilities	$(536)	$(278)	$(1,263)	$(2,077)	$(115)	$(137)	$(1,059)	$(1,311)
6.A.v Asset Quality
The following sections describe our assessment of the credit quality of our financial assets. We monitor credit quality based on internal ratings as well as ratings assigned by external rating agencies where available.
Derivative Financial Instruments by Counterparty Credit Rating
Derivative instruments consist of bilateral OTC contracts negotiated directly between counterparties, OTC contracts cleared through central clearing houses or exchange-traded contracts. Since a counterparty failure in an OTC derivative transaction could render it ineffective for hedging purposes, we generally transact our derivative contracts with highly-rated counterparties. In limited circumstances, we enter into transactions with lower-rated counterparties if credit enhancement features are included.

We pledge and hold assets as collateral under CSAs for bilateral OTC derivative contracts. The collateral is realized in the event of early termination as defined in the agreements. The assets held and pledged are primarily cash and debt securities issued by the Canadian federal government and U.S. government and agencies. While we are generally permitted to sell or re-pledge the assets held as collateral, we have not sold or re-pledged any assets. Exchange-traded and cleared OTC derivatives require the posting of initial margin, as well as daily cash settlement of variation margin. The terms and conditions related to the use of the collateral are consistent with industry practice.

Further details on collateral held and pledged as well as the impact of netting arrangements are included in Note 6.A.ii.

The following table shows the OTC derivative financial instruments with a positive fair value split by counterparty credit rating:

As at December 31,	2024			2023
	Gross positive replacement cost(2)	Impact of master netting agreements(3)	Net replacement cost(4)	Gross positive replacement cost(2)	Impact of master netting agreements(3)	Net replacement cost(4)
Over-the-counter contracts:
AA	$494	$(203)	$291	$472	$(136)	$336
A	1,438	(840)	598	1,686	(603)	1,083
BBB	8	—	8	—	—	—
Total over-the-counter derivatives(1)	$1,940	$(1,043)	$897	$2,158	$(739)	$1,419

(1)    Exchange-traded derivatives with a positive fair value of $31 in 2024 (2023 — $25) are excluded from the table above, as they are subject to daily margining requirements. Our credit exposure on these derivatives is with the exchanges and clearinghouses.
(2)    Used to determine the credit risk exposure if the counterparties were to default. The credit risk exposure is the cost of replacing, at current market rates, all contracts with a positive fair value.
(3)    The credit risk associated with derivative assets subject to master netting arrangements is reduced by derivative liabilities due to the same counterparty in the event of default or early termination. Our overall exposure to credit risk reduced through master netting arrangements may change substantially following the reporting date as the exposure is affected by each transaction subject to the arrangement.
(4)    Net replacement cost is positive replacement cost less the impact of master netting agreements.
Credit Default Swaps by Underlying Financial Instrument Credit Rating
Credit default swaps ("CDS") are OTC contracts that transfer credit risk related to an underlying referenced financial instrument from one counterparty to another. The purchaser receives protection against the decline in the value of the referenced financial instrument as a result of specified credit events such as default or bankruptcy. The seller receives a periodic premium in return for payment contingent on a credit event affecting the referenced financial instrument. CDS index contracts are those where the underlying referenced financial instruments are a group of assets. The Company enters into credit derivatives to replicate credit exposure of an underlying reference security and enhance investment returns. The credit risk ratings of the underlying reference securities for single name contracts were established in accordance with the internal rating process described in the Credit Risk Management Governance and Control section.

Notes to the Consolidated Financial Statements	Sun Life Financial Inc.	December 31, 2024	51

The following table provides a summary of the credit default swap protection sold by credit rating of the underlying reference security:

As at December 31,	2024		2023
	Notional amount	Fair value	Notional amount	Fair value
Single name credit default swap contracts:
A	$552	$7	$491	$5
BBB	499	13	540	15
Total single name credit default swap contracts	1,051	20	1,031	20
Credit default swap index contracts	432	(10)	—	—
Total credit default swap contracts sold	$1,483	$10	$1,031	$20
Reinsurance Contract Held Assets by Credit Rating
The table below presents the distribution of reinsurance contract held assets by credit rating:

As at December 31,	2024				2023
	Gross exposure	Collateral	Net exposure		Gross exposure	Collateral	Net exposure
				%				%
AA or A	$3,670	$4	$3,666	95	$3,550	$7	$3,543	97
Below 'A'	2,531	2,416	115	3	2,217	2,135	82	2
Not rated	117	51	66	2	27	5	22	1
Total reinsurance contract held assets	$6,318	$2,471	$3,847	100	$5,794	$2,147	$3,647	100
6.A.vi Impairment of Financial Assets
Significant increase in credit risk
The assessment of significant increase in credit risk requires judgment. We assign counterparties a relevant internal credit risk rating grade depending on their credit quality. Changes in borrower-specific internal risk ratings is a primary indicator of significant increase in credit risk.

At each reporting date, movements between Stage 1 and Stage 2 are determined based on whether an instrument’s internal rating as at the reporting date has increased (decreased) significantly relative to the date it was initially recognized. We assess whether there has been a significant increase in credit risk for exposures since initial recognition by comparing the risk of default occurring over the remaining expected life from the reporting date and the date of initial recognition. The assessment considers borrower-specific quantitative and qualitative information without consideration of collateral, and the impact of forward-looking macroeconomic factors. Unless identified at an earlier stage, the credit risk of financial assets is deemed to have increased significantly when more than 30 days past due or moved to Watch List status and such assets are automatically migrated to Stage 2. Exposures are classified as "Watch List" when there is a moderate deterioration in credit quality, but the full payment of principal and interest is still expected to be collected, or there is an increased possibility of the exposure being impaired in the near term. No impairment charge is recorded for unrealized losses on assets related to these debtors.
Incorporation of forward-looking information
The measurement of ECL for each stage and the assessment of significant increase in credit risk considers future events and economic conditions.

The probability of default ("PD"), loss given default ("LGD") and exposure at default ("EAD") inputs used to estimate allowance for ECL are modelled based on the macroeconomic variables (or changes in macroeconomic variables) that are most closely correlated with credit losses in the relevant portfolio.

Our estimation of ECL is a discounted probability-weighted estimate that considers a minimum of three future macroeconomic scenarios (base case, upside and downside) and probability weights are attributed to each scenario. All scenarios considered are applied to all portfolios subject to ECL with the same probabilities. Our assessment of significant increase in credit risk is based on changes in internal rating as at the reporting date.

We subscribe to Moody's Analytics economic forecasting services and leverage its forward-looking macroeconomic information to model ECL.

52	Sun Life Financial Inc.	December 31, 2024	Notes to the Consolidated Financial Statements

The table below includes the key macroeconomic variables, primarily but not limited to what is provided below, and the ranges of scenarios incorporated in the model within the U.S. and Canada:

	For the three months ended December 31, 2024		Average value over the next 12 months			Average value over the remaining forecast period
			Base case	Upside case	Downside case	Base case	Upside case	Downside case
U.S.
Gross Domestic Product	$29,633	(1)	4.2%	5.8%	(0.4)%	4.3%	4.6%	3.8%
Unemployment Rate	4.2%		4.1%	3.3%	7.3%	4.0%	3.3%	7.2%
BBB Bonds Spreads	1.2%		1.9%	1.6%	2.6%	2.0%	2.0%	2.1%
Canada
Gross Domestic Product	$2,396	(1)	1.9%	3.3%	(1.9)%	2.0%	2.6%	1.9%
Unemployment Rate	6.7%		6.8%	6.5%	8.1%	6.5%	6.0%	9.3%
Oil Price	$76.10		$74.60	$79.20	$58.90	$72.10	$74.60	$62.60
	For the three months ended December 31, 2023		Average value over the next 12 months			Average value over the remaining forecast period
			Base case	Upside case	Downside case	Base case	Upside case	Downside case
U.S.
Gross Domestic Product	$22,538	(1)	1.3%	3.5%	(2.4)%	2.2%	2.4%	2.5%
Unemployment Rate	3.8%		4.0%	3.1%	6.7%	4.0%	3.3%	6.7%
BBB Bonds Spreads	1.9%		2.2%	1.9%	3.1%	2.1%	2.1%	2.1%
Canada
Gross Domestic Product	$2,201	(1)	1.6%	3.6%	(2.1)%	1.9%	2.3%	1.6%
Unemployment Rate	5.8%		6.0%	5.2%	8.2%	5.9%	4.8%	8.6%
Oil Price	$85.60		$82.10	$84.70	$65.60	$71.40	$71.80	$61.00

(1)    Presented in billions.
Measurement of ECL
ECL is measured as the probability-weighted present value of expected cash shortfalls expected to result from defaults over the relevant time horizon, which is the maximum contractual period over which we are exposed to credit risk, including consideration of prepayments, and extensions.

The mechanics of the ECL calculations are outlined below and the key elements are as follows: PD, LGD, and EAD.

The PD is an estimate of the likelihood of default over a given time horizon. It is estimated as at a point in time based on historical losses, along with consideration of economic scenarios and forward-looking information.

LGD is the magnitude of the likely loss if there is a default at a given time. It is based on the difference in the present values of the contractual cash flows due and those that the lender would expect to receive, including from the realization of any collateral (net of directly attributable costs).

EAD represents the expected exposure in the event of a default. We derive the EAD from the current exposure to the counterparty and potential changes to the current amount allowed under the contract, including amortization, and prepayments.

An ECL estimate is produced for each individual exposure. Relevant parameters are modelled on a collective basis using portfolio segmentation that allows for appropriate incorporation of forward-looking information. To reflect other characteristics that are not already considered through modelling, expert credit judgment can be exercised in determining the final ECL.
Qualitative adjustments or overlays
The inputs and models used for calculating ECL may not always capture all characteristics of the market at the date of the financial statements. This could be a case where a major event occurs close to the reporting date, so that the potential effects are not appropriately captured in the models and inputs. To reflect this, qualitative adjustments or overlays are occasionally made as temporary adjustments when such differences are material.

Notes to the Consolidated Financial Statements	Sun Life Financial Inc.	December 31, 2024	53

The following table shows reconciliations from the opening balance to the closing balance of the allowance for ECL by class of financial instrument:

For the years ended			December 31, 2024		December 31, 2023
	Performing		Impaired	Total	Performing		Impaired	Total
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
Debt securities:
Balance, beginning of year	$30	$2	$—	$32	$30	$2	$—	$32
Provision for credit losses:
New originations or purchases	9	—	—	9	9	—	—	9
Derecognition or maturities	(10)	(1)	—	(11)	(6)	—	—	(6)
Net remeasurement(1)	(4)	—	—	(4)	(3)	—	—	(3)
Balance, end of year	$25	$1	$—	$26	$30	$2	$—	$32
Mortgages and loans:
Balance, beginning of year	$8	$—	$49	$57	$4	$—	$39	$43
Provision for credit losses:
New originations or purchases	4	1	—	5	5	—	—	5
Derecognition or maturities	(1)	—	—	(1)	—	—	—	—
Net remeasurement(1)	(5)	—	11	6	(1)	—	10	9
Write-offs, net of recoveries, and other adjustments	—	—	(5)	(5)	—	—	—	—
Balance, end of year	$6	$1	$55	$62	$8	$—	$49	$57

(1)    Includes changes in the measurement resulting from the significant changes in credit risk and from changes in credit risk that did not result in a transfer between stages, changes in model inputs and assumptions and changes in forward looking macroeconomic conditions.
Credit risk exposure by internal rating
The following table presents the gross carrying amount of mortgages and loans at amortized cost and the fair value of mortgages and loans and debt securities at FVOCI. Risk ratings are based on internal ratings used in the measurement of ECL, as at the reporting date.

As at December 31,	2024				2023
	Performing		Impaired	Total	Performing		Impaired	Total
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
Mortgages and loans at amortized cost:
Investment grade	$1,791	$41	$—	$1,832	$2,046	$25	$—	$2,071
Non-investment grade	—	8	—	8	—	25	—	25
Impaired	—	—	35	35	—	—	15	15
Total mortgages and loans at amortized cost	1,791	49	35	1,875	2,046	50	15	2,111
Less: Total allowance for ECL	1	—	13	14	1	—	10	11
Total mortgages and loans at amortized cost, net of total allowance for ECL	$1,790	$49	$22	$1,861	$2,045	$50	$5	$2,100
Mortgages and loans at FVOCI:
Investment grade	$2,433	$14	$—	$2,447	$1,806	$12	$—	$1,818
Non-investment grade	57	13	—	70	83	45	—	128
Impaired	—	—	8	8	—	—	2	2
Total mortgages and loans at FVOCI	$2,490	$27	$8	$2,525	$1,889	$57	$2	$1,948
Debt securities at FVOCI:
Investment grade	$13,649	$18	$—	$13,667	$13,834	$54	$—	$13,888
Non-investment grade	180	2	—	182	389	36	—	425
Total debt securities at FVOCI	$13,829	$20	$—	$13,849	$14,223	$90	$—	$14,313

54	Sun Life Financial Inc.	December 31, 2024	Notes to the Consolidated Financial Statements

Management assesses debt securities, mortgages and loans for objective evidence of impairment at each reporting date. We employ a portfolio monitoring process to identify assets or groups of assets that have objective evidence of impairment, having experienced a loss event or events that have an impact on the estimated future cash flows of the asset or group of assets. There are inherent risks and uncertainties in our evaluation of assets or groups of assets for objective evidence of impairment, including both internal and external factors such as general economic conditions, issuers' financial conditions and prospects for economic recovery, market interest rates, unforeseen events which affect one or more issuers or industry sectors, and portfolio management parameters, including asset mix, interest rate risk, portfolio diversification, duration matching, and greater than expected liquidity needs. All of these factors could impact our evaluation of an asset or group of assets for objective evidence of impairment.

Management exercises considerable judgment in assessing for objective evidence of impairment and, based on its assessment, classifies specific assets as either performing or into one of the following credit quality lists:

"Monitor List" — the timely collection of all contractually specified cash flows is reasonably assured, but changes in issuer-specific facts and circumstances require monitoring. No impairment charge is recorded for unrealized losses on assets related to these debtors.

"Watch List" — the timely collection of all contractually specified cash flows is reasonably assured, but changes in issuer-specific facts and circumstances require heightened monitoring. An asset is moved from the Monitor List to the Watch List when changes in issuer-specific facts and circumstances increase the possibility that a security may experience a loss event on an imminent basis. No impairment charge is recorded for unrealized losses on assets related to these debtors.

"Impaired List" — the timely collection of all contractually specified cash flows is no longer reasonably assured. For these investments that are classified as FVOCI or amortized cost, an impairment charge is recorded or the asset is sold and a realized loss is recorded as a charge to income. Impairment charges and realized losses are recorded on assets related to these debtors.

Our approach to determining whether there is objective evidence of impairment varies by asset type. However, we have a process to ensure that in all instances where a decision has been made to sell an asset at a loss, the asset is impaired.
Debt Securities
Objective evidence of impairment on debt securities involves an assessment of the issuer's ability to meet current and future contractual interest and principal payments. In determining whether debt securities have objective evidence of impairment, we employ a screening process. The process identifies securities in an unrealized loss position, with particular attention paid to those securities whose fair value to amortized cost percentages have been less than 80% for an extended period of time. Discrete credit events, such as a ratings downgrade, are also used to identify securities that may have objective evidence of impairment. The securities identified are then evaluated based on issuer-specific facts and circumstances, including an evaluation of the issuer's financial condition and prospects for economic recovery, evidence of difficulty being experienced by the issuer's parent or affiliate, and management's assessment of the outlook for the issuer's industry sector.

Management also assesses previously impaired debt securities whose fair value has recovered to determine whether the recovery is objectively related to an event occurring subsequent to the impairment loss that has an impact on the estimated future cash flows of the asset.

Asset-backed securities are assessed for objective evidence of impairment. Specifically, we periodically update our best estimate of cash flows over the life of the security. In the event that there is an adverse change in the expected cash flows, the asset is impaired. Estimating future cash flows is a quantitative and qualitative process that incorporates information received from third parties, along with assumptions and judgments about the future performance of the underlying collateral. Losses incurred on the respective mortgage-backed securities portfolios are based on loss models using assumptions about key systematic risks, such as unemployment rates and housing prices, and loan-specific information such as delinquency rates and loan-to-value ratios.
Mortgages and Loans
Objective evidence of impairment on mortgages and loans involves an assessment of the borrower's ability to meet current and future contractual interest and principal payments. In determining whether objective evidence of impairment exists, we consider a number of factors including, but not limited to, the financial condition of the borrower and, for collateral dependent mortgages and loans, the fair value of the collateral.

Mortgages and loans causing concern are monitored closely and evaluated for objective evidence of impairment. For these mortgages and loans, we review information that is appropriate to the circumstances, including recent operating developments, strategy review, timelines for remediation, financial position of the borrower and, for collateral-dependent mortgages and loans, the value of security as well as occupancy and cash flow considerations.

In addition to specific allowances, circumstances may warrant a collective allowance based on objective evidence of impairment for a group of mortgages and loans. We consider regional economic conditions, developments for various property types, and significant exposure to struggling tenants in determining whether there is objective evidence of impairment for certain collateral dependent mortgages and loans, even though it is not possible to identify specific mortgages and loans that are likely to become impaired on an individual basis.

Management also assesses previously impaired mortgages and loans to determine whether a recovery is objectively related to an event occurring subsequent to the impairment loss that has an impact on the estimated future cash flows of the asset.

Notes to the Consolidated Financial Statements	Sun Life Financial Inc.	December 31, 2024	55

6.B Market Risk
Risk Description
We are exposed to market risk, which is defined as the risk that the value or future cash flows of insurance and investment contract liabilities or financial assets will fluctuate because of changes or volatility in market prices. Market risk includes equity, interest rate and spread, real estate, foreign currency, and inflation risks.
Market Risk Management Governance and Control
We employ a wide range of market risk management practices and controls as outlined below:
•Market risk governance practices are in place, including independent monitoring and review and reporting to senior management and the Risk Committee.
•Income and regulatory capital sensitivities are monitored, managed, and reported against pre-established risk appetite limits for equity, interest rate, credit spread, real estate and foreign currency risks.
•Comprehensive asset-liability management and hedging policies, programs and practices are in place.
•Regulatory solvency requirements include risk-based capital requirements and are monitored regularly.
•Product Design and Pricing Policy requires a detailed risk assessment and pricing provisions for material risks.
•Stress-testing techniques, such as FCT, are used to measure the effects of large and sustained adverse market movements.
•Insurance contract liabilities are established in accordance with IFRS.
•Internal capital targets are established at an enterprise level to cover all risks and are above minimum regulatory and supervisory levels. Actual capital levels are monitored to ensure they exceed internal targets.

Specific market risks and our risk management strategies are discussed below in further detail.
6.B.i Equity Risk
Equity risk is the potential for financial loss arising from declines or volatility in public or private equity market prices. We are exposed to equity risk from a number of sources.

We generate revenue in our asset management businesses and from certain protection and wealth contracts where fees are levied on account balances that are affected directly by equity market levels. Accordingly, we have further exposure to equity risk as adverse fluctuations in the market value of such assets will result in corresponding adverse impacts on revenue and income. In addition, declining and volatile equity markets may have a negative impact on sales and redemptions (surrenders) in these businesses, and this may result in further adverse impacts on net income.

A portion of our exposure to equity risk arises in connection with benefit guarantees on segregated fund products, some participating insurance contracts, some adjustable insurance contracts, and some universal life contracts. These benefit guarantees may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing these guarantees is uncertain and depends upon a number of factors, including general capital market conditions, our hedging strategies, policyholder behaviour and mortality experience, each of which may result in negative impacts on net income.

We also have direct exposure to equity markets from the investments supporting other general account liabilities, surplus, and employee benefit plans. These exposures fall within our risk-taking philosophy and appetite, and are therefore generally not hedged.

The carrying value of equities by issuer country is shown in the following table:

As at December 31,	2024			2023
	FVTPL	FVOCI	Total equities	FVTPL	FVOCI	Total equities
Canada	$3,821	$—	$3,821	$3,081	$—	$3,081
United States	2,600	74	2,674	2,185	68	2,253
United Kingdom	71	—	71	105	—	105
Other	3,408	—	3,408	1,699	—	1,699
Total equities	$9,900	$74	$9,974	$7,070	$68	$7,138
6.B.ii Interest Rate and Spread Risk
Interest rate and spread risk includes the potential for financial loss arising from changes in the value of insurance and investment contract liabilities and financial assets due to changes or volatility in interest rates or spreads. In practice, when asset cash flows and the policy obligations they support are not matched, this may result in the need to either sell assets to meet policy payments and expenses or reinvest excess asset cash flows in unfavourable interest rate or credit spread environments. This risk is managed in our asset-liability management program.

Our primary exposure to interest rate and spread risk arises from insurance and investment contracts that contain guarantees in the form of minimum crediting rates, maximum premium rates, settlement options, guaranteed annuitization options and minimum benefits. If investment returns fall below guaranteed levels, we may be required to increase liabilities or capital in respect of these contracts. The guarantees attached to these products may be applicable to both past premiums collected and future premiums not yet received. Segregated fund contracts provide benefit guarantees that are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. Exposure to guarantees is managed within our risk appetite limits through our asset-liability management program, which may include the use of hedging strategies utilizing interest rate derivatives such as interest rate floors, swaps, futures and swaptions. The impact of these guarantees on net income are included in the disclosed market risk sensitivities.

56	Sun Life Financial Inc.	December 31, 2024	Notes to the Consolidated Financial Statements

Significant changes or volatility in interest rates or spreads could have a negative impact on sales of certain protection and wealth products, and adversely impact the expected pattern of redemptions (surrenders) on existing policies.
•Increases in interest rates or widening credit spreads may increase the risk that policyholders will surrender their contracts, potentially forcing us to liquidate assets at a loss. While we have established hedging programs in place and our protection and wealth products often contain surrender mitigation features, these may not be sufficient to fully offset the adverse impact of changes in interest rates or spreads.
•Declines in interest rates or narrowing spreads can result in compression of the net spread between interest earned on investments and interest credited to policyholders, increased asset calls, mortgage and structured security prepayments, and net reinvestment of positive cash flows at lower yields, and therefore can adversely impact our profitability and financial position.
•Negative interest rates may additionally result in losses on our cash and short-term deposits and low or negative returns on our fixed income assets impacting our profitability.
•A sustained low interest rate environment may additionally adversely impact our net income and our ability to implement our business strategy and plans. This may be realized through lower sales, less profitable new business, changes in the pattern of redemptions on existing policies, among other impacts.

We also have direct exposure to interest rates and spreads from investments supporting other general account liabilities, surplus and employee benefit plans. Higher interest rates or wider spreads will reduce the value of our existing assets. Conversely, lower interest rates or a narrowing of spreads will result in reduced investment income on new fixed income asset purchases. These exposures fall within our risk-taking philosophy and appetite and are therefore generally not hedged.
6.B.iii Real Estate Risk
Real estate risk is the potential for financial loss arising from fluctuations in the value of, or future cash flows from, our investments in real estate. We are exposed to real estate risk and may experience financial losses resulting from the direct ownership of real estate investments or indirectly through fixed income investments secured by real estate property, leasehold interests, ground rents, and purchase and leaseback transactions.

Real estate price risk may arise from external market conditions, inadequate property analysis, inadequate insurance coverage, inappropriate real estate appraisals, or from environmental risk exposures.

We hold real estate investments that support general account liabilities and surplus, and fluctuations in value will affect our net income. A material and sustained increase in interest rates may lead to deterioration in real estate values.
6.B.iv Foreign Currency Risk
Foreign currency risk is the result of mismatches in the currency of our assets and liabilities (inclusive of capital), and cash flows. This risk may arise from a variety of sources such as foreign currency transactions and services, foreign currency hedging, investments denominated in foreign currencies, investments in foreign subsidiaries and net income from foreign operations. Changes or volatility in foreign exchange rates, including a change to currencies that are fixed in value to another currency, could adversely affect our net income.

As an international provider of financial services, we operate in a number of countries, with revenues and expenses denominated in several local currencies. In each country in which we operate, we generally maintain the currency profile of assets to match the currency of liabilities and required capital. This approach provides an operational hedge against disruptions in local operations caused by currency fluctuations. Foreign currency derivative contracts such as currency swaps and forwards are used as a risk management tool to manage the currency exposure in accordance with our Asset Liability Management Policy. As at December 31, 2024 and December 31, 2023, the Company did not have a material foreign currency risk exposure.

Changes in exchange rates can affect our net income and surplus when financial results in functional currencies are translated into Canadian dollars. Net income earned outside of Canada is generally not currency hedged and a weakening in the local currency of our foreign operations relative to the Canadian dollar can have a negative impact on our net income reported in Canadian currency. A strengthening in the local currency of our foreign operations relative to the Canadian dollar would have the opposite effect. Regulatory capital ratios could also be impacted by changes in exchange rates.
6.B.v Inflation Risk
Inflation risk is the potential for financial loss arising from changes in inflation rates. This risk results from insurance contract liabilities that are linked to market measures of inflation such as the Consumer Price Index. The primary sources for this risk exposure are from certain group and retail annuity contracts and group long term disability contracts. In these contracts, the annuity and disability benefit payments may be linked to an indexing formula containing an inflation price index. Benefit payments linked to inflation indices may also include various caps, floors and averaging mechanisms that vary across product designs.

Exposure to inflation risk is managed within our asset-liability management program, primarily by investing in inflation linked assets to match liability exposures.

The impact of inflation on general account expenses is discussed in Note 7.A.v Expense Risk in this document.
6.B.vi Market Risk Sensitivities
We utilize a variety of methods and measures to quantify our market risk exposures. These include duration management, key rate duration techniques, convexity measures, cash flow gap analysis, scenario testing, and sensitivity testing of earnings and regulatory capital ratios versus risk appetite limits.

The measurement of liabilities and assets are affected by the level of equity market performance, interest rates, credit and swap spreads and other market risk variables. The following sections set out the estimated immediate impact on, or sensitivity of, our net income and OCI to certain instantaneous changes in market variables as at December 31, 2024 and December 31, 2023.

Notes to the Consolidated Financial Statements	Sun Life Financial Inc.	December 31, 2024	57

The estimated sensitivities in the tables below reflect the impact of market movements on insurance contracts and investment contracts, assets backing insurance contracts, assets backing investment contracts, assets backing the surplus segment, and seed investments in our asset management subsidiaries.
Net income sensitivities to equity and real estate market movements are driven primarily by changes in the value of investments backing general account liabilities and surplus. Net income sensitivities to interest rates and spreads are driven by the net impact on liabilities and the assets backing them. Lower interest rates or a narrowing of spreads will result in increased liabilities for insurance contracts, offset by increased values of the assets backing general account liabilities. Higher interest rates or a widening of spreads will result in decreased liabilities for insurance contracts, offset by decreased values of the assets backing general account liabilities. Further detail on the impact of changes or volatility in market prices on assets and liabilities is provided under the headings "Equity Risk", "Interest Rate and Spread Risk", and "Real Estate Risk" above.

OCI sensitivities are impacted by changes in the market value of assets classified as FVOCI. The market value of FVOCI fixed income assets, which are held primarily backing surplus, investment contract and CSM liabilities, increases with lower interest rates or a narrowing of spreads, and decreases with higher interest rates or a widening of spreads.

As these market risk sensitivities reflect an instantaneous impact on net income and OCI, they do not include impacts over time such as the effect on fee income in our asset management businesses.

Refer to Additional Cautionary Language and Key Assumptions Related to Sensitivities in this section for important additional information regarding these estimates.
Equity Market Sensitivities
The following table sets out the estimated immediate impact on, or sensitivity of, our net income and OCI to certain instantaneous changes in equity market prices as at December 31, 2024 and December 31, 2023.

As at December 31,	2024				2023
Change in Equity Markets(1)(2)(3)	25% decrease	10% decrease	10% increase	25% increase	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income (after-tax)	$(550)	$(225)	$225	$575	$(400)	$(175)	$175	$425

(1)Represents the respective change across all equity markets as at December 31, 2024 and December 31, 2023. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures differ from broad market indices (due to the impact of active management, basis risk, investments in private equity and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for hedging programs at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).
(2)The market risk sensitivities include the estimated impact of our hedging programs in effect as at December 31, 2024 and December 31, 2023, and include new business added and product changes implemented prior to such dates.
(3)Net income and OCI sensitivities have been rounded in increments of $25. The sensitivities exclude the market impacts on the income from our joint ventures in China and India.
Interest Rate Sensitivities
The following table sets out the estimated immediate impact on, or sensitivity of, our net income and OCI to certain instantaneous changes in interest rates as at December 31, 2024 and December 31, 2023.

As at December 31,	2024		2023
Change in Interest Rates(1)(2)(3)	50 basis point decrease	50 basis point increase	50 basis point decrease	50 basis point increase
Potential impact on net income (after-tax)	$(50)	$25	$(25)	$50
Potential impact on OCI(4)	$200	$(200)	$200	$(200)

(1)Interest rate sensitivities assume a parallel shift in assumed interest rates across the entire yield curve as at December 31, 2024 and December 31, 2023 with no change to the ultimate risk-free rate. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for hedging programs at 10 basis point intervals (for 50 basis point changes in interest rates).
(2)The market risk sensitivities include the estimated impact of our hedging programs in effect as at December 31, 2024 and December 31, 2023, and include new business added and product changes implemented prior to such dates.
(3)Net income and OCI sensitivities have been rounded in increments of $25. The sensitivities exclude the market impacts on the income from our joint ventures in China and India.
(4)The market risk OCI sensitivities exclude the impact of changes in the defined benefit obligations and plan assets.

The above sensitivities were determined using a 50 basis point change in interest rates and 10% and 25% changes in our equity markets because we believe that these market shocks were reasonably possible as at December 31, 2024. Significant changes in market variables may result in other than proportionate impacts on our sensitivities.

58	Sun Life Financial Inc.	December 31, 2024	Notes to the Consolidated Financial Statements

Credit Spread and Swap Sensitivities
The following tables set out the estimated immediate impact on, or sensitivity of, our net income and OCI to certain instantaneous changes in credit spreads and our net income and OCI to certain changes in swap spreads as at December 31, 2024 and December 31, 2023.

As at December 31,	2024		2023
Change in Credit Spreads(1)(2)	50 basis point decrease	50 basis point increase	50 basis point decrease	50 basis point increase
Potential impact on net income (after-tax)	$75	$(50)	$50	$(50)
Potential impact on OCI(3)	$200	$(200)	$200	$(175)

(1)The credit spread sensitivities assume a parallel shift in the indicated spreads across the entire term structure with no change to the ultimate liquidity premium. The sensitivities reflect a floor of zero on credit spreads where the spreads are not currently negative. Variations in realized spread changes based on different terms to maturity, geographies, asset classes and derivative types, underlying interest rate movements, and ratings may result in realized sensitivities being significantly different from those provided above.
(2)Net income and OCI sensitivities have been rounded in increments of $25. The sensitivities exclude the market impacts on the income from our joint ventures in China and India.
(3)The market risk OCI sensitivities exclude the impact of changes in the defined benefit obligations and plan assets.

As at December 31,	2024		2023
Change in Swap Spreads(1)(2)	20 basis point decrease	20 basis point increase	20 basis point decrease	20 basis point increase
Potential impact on net income (after-tax)	$(25)	$25	$(25)	$25

(1)The swap spread sensitivities assume a parallel shift in the indicated spreads across the entire term structure. Variations in realized spread changes based on different terms to maturity, geographies, asset classes and derivative types, underlying interest rate movements, and ratings may result in realized sensitivities being significantly different from those provided above.
(2)Net income and OCI sensitivities have been rounded in increments of $25. The sensitivities exclude the market impacts on the income from our joint ventures in China and India.
Real Estate Sensitivities
The following table sets out the estimated immediate impact on, or sensitivity of, our net income and OCI to certain instantaneous changes in the value of our real estate investments as at December 31, 2024 and December 31, 2023.

As at December 31,	2024		2023
Change in Real Estate Values(1)	10% decrease	10% increase	10% decrease	10% increase
Potential impact on net income (after-tax)	$(450)	$450	$(475)	$475

(1)Net income and OCI sensitivities have been rounded in increments of $25. The sensitivities exclude the market impacts on the income from our joint ventures in China and India.
6.B.vii Additional Cautionary Language and Key Assumptions Related to Sensitivities
Our market risk sensitivities are measures of our estimated change in net income and OCI for changes in market risk variables described above, based on market risk variables and business in force as at the reporting date. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. The sensitivities do not take into account indirect effects such as potential impacts on goodwill impairment or valuation allowances on deferred tax assets.

We have provided measures of our net income sensitivity to instantaneous changes in equity markets, interest rates, credit spreads, swap spreads, and real estate price levels. The cautionary language which appears in this section is applicable to all net income and OCI sensitivities.

Actual results can differ materially from these estimates for a variety of reasons, including differences in the pattern or distribution of the market shocks, the interaction between these risk factors, model error, or changes in other assumptions such as business mix, effective tax rates, policyholder behaviour, currency exchange rates and other market variables relative to those underlying the calculation of these sensitivities. The extent to which actual results may differ from the indicative ranges will generally increase with larger movements in risk variables. Our sensitivities as at December 31, 2023 have been included for comparative purposes only.

Sensitivities to interest rates and credit spreads assume a parallel shift in assumed interest rates across the entire yield curve or a parallel shift in the indicated spreads across the entire term structure, with no change to the ultimate risk-free rate or ultimate liquidity premium. Realized sensitivities may be significantly different from those illustrated based on factors such as different terms to maturity, geographies, asset classes and derivative types, and ratings.

The sensitivities reflect the composition of our assets and liabilities as at December 31, 2024 and December 31, 2023, respectively. Changes in these positions due to new sales or maturities, asset purchases/sales, or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedging programs in place as at the December 31 calculation dates. The actual impact of hedging activity can differ materially from that assumed in the estimated sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), model risk, and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.

Notes to the Consolidated Financial Statements	Sun Life Financial Inc.	December 31, 2024	59

Our hedging programs may themselves expose us to other risks, including basis risk, volatility risk, and increased levels of derivative counterparty credit risk, liquidity risk, model risk and other operational risks. These factors may adversely impact the net effectiveness, costs, and financial viability of maintaining these hedging programs and therefore adversely impact our profitability and financial position. While our hedging programs are intended to mitigate these effects (e.g., hedge counterparty credit risk is managed by maintaining broad diversification, dealing primarily with highly-rated counterparties, and transacting through OTC contracts cleared through central clearing houses, exchange-traded contracts or bilateral OTC contracts negotiated directly between counterparties that include CSA), residual risk, potential reported earnings and capital volatility remain.

The sensitivities are based on methods and assumptions in effect as at December 31, 2024 and December 31, 2023, as applicable. Changes in the regulatory environment, assumptions or methods used to measure assets and liabilities after those dates could result in material changes to the estimated sensitivities. Changes in market risk variables in excess of the changes illustrated may result in other than proportionate impacts.

The sensitivities reflect the CSM as at December 31, 2024 and December 31, 2023. For insurance contracts measured using the VFA, where the change in the effect of the time value of money and financial risk not arising from the underlying items adjusts the CSM, changes in the CSM balance will affect the sensitivity of income to changes in market risk variables.

For the reasons outlined above, our sensitivities should only be viewed as indicative estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of our future income and OCI. Given the nature of these calculations, we cannot provide assurance that actual impacts will be consistent with the estimates provided.
6.C Liquidity Risk
Risk Description
Liquidity risk is the possibility that we will not be able to fund all cash outflow commitments and collateral requirements as they fall due. This includes the risk of being forced to sell assets at depressed prices resulting in realized losses on sale. This risk also includes restrictions on our ability to efficiently allocate capital among our subsidiaries due to various market and regulatory constraints on the movement of funds. Our funding obligations arise in connection with the payment of policyholder benefits, expenses, reinsurance settlements, asset purchases, investment commitments, interest on debt, and dividends on common and preferred shares. Sources of available cash flow include general fund premiums and deposits, investment related inflows (such as maturities, principal repayments, investment income and proceeds of asset sales), proceeds generated from financing activities, and dividends and interest payments from subsidiaries. We have various financing transactions and derivative contracts under which we may be required to pledge collateral or to make payments to our counterparties for the decline in market value of specified assets. The amount of collateral or payments required may increase under certain circumstances (such as changes to interest rates, credit spreads, equity markets or foreign exchange rates), which could adversely affect our liquidity.
Liquidity Risk Management Governance and Control
We generally maintain a conservative liquidity position and employ a wide range of liquidity risk management practices and controls, which are described below:
•Liquidity risk governance practices are in place, including independent monitoring and review and reporting to senior management and the Risk Committee.
•Liquidity is managed in accordance with our Asset Liability Management Policy and operating guidelines.
•Liquidity contingency plans are maintained for the management of liquidity in a liquidity event.
•Stress testing is performed by comparing liquidity coverage risk metrics under a one-month stress scenario to our policy thresholds. These liquidity coverage risk metrics are measured and managed at the enterprise and legal entity levels.
•Stress testing of our collateral is performed by comparing collateral coverage ratios to our policy thresholds.
•Cash Management and asset-liability management programs support our ability to maintain our financial position by ensuring that sufficient cash flow and liquid assets are available to cover potential funding requirements. We invest in various types of assets with a view of matching them to our liabilities of various durations.
•Internal capital targets are established at an enterprise level to cover all risks and are above minimum regulatory and supervisory levels. Actual capital levels are monitored to ensure they exceed internal targets.
•We actively manage and monitor our capital and asset levels, and the diversification and credit quality of our investments.
•Various credit facilities for general corporate purposes are maintained.

We are subject to various regulations in the jurisdictions in which we operate. The ability of SLF Inc.'s subsidiaries to pay dividends and transfer funds is regulated in certain jurisdictions and may require local regulatory approvals and the satisfaction of specific conditions in certain circumstances. Through effective cash management and capital planning, SLF Inc. ensures that its subsidiaries, as a whole and on a stand-alone basis, are properly funded and maintain adequate liquidity to meet obligations, both individually and in aggregate.

Based on our historical cash flows and liquidity management processes, we believe that the cash flows from our operating activities will continue to provide sufficient liquidity for us to satisfy Client obligations, service debt obligations and to pay other expenses as they fall due.

60	Sun Life Financial Inc.	December 31, 2024	Notes to the Consolidated Financial Statements

6.C.i Maturity Analysis for Insurance Contracts
The following tables present the undiscounted estimated future cash flows of insurance contract and reinsurance contract held assets and liabilities on our Consolidated Statements of Financial Position. These cash flows include estimates related to the timing and payment of death and disability claims, policy surrenders, policy maturities, annuity payments, minimum guarantees on segregated fund products, policyholder dividends, amounts on deposit, commissions and premium taxes offset by contractual future premiums and fees on in-force contracts. These estimated cash flows are based on the best estimated assumptions used in the determination of insurance contract and reinsurance contract held assets and liabilities. Due to the use of assumptions, actual cash flows will differ from these estimates. Amounts payable on demand, which includes amounts on deposit, dividends on deposit, outstanding claims and policyholder account values, are included in the within 1 year time band. Amounts in the table include the LIC and LRC for contracts measured using the PAA. The amounts included in the table differ from the carrying value of the portfolio mainly due to discounting and RA.

As at	Within 1 Year		1 Year to 2 Years	2 Years to 3 Years	3 Years to 4 Years	4 Years to 5 Years	Over 5 Years	Total
December 31, 2024
Insurance contracts:
Insurance contract assets	$(633)		$(332)	$(272)	$(263)	$(241)	$(3,935)	$(5,676)
Insurance contract liabilities	11,269	(1)	3,254	3,363	4,059	5,211	729,030	756,186
Net insurance contract liabilities	$10,636		$2,922	$3,091	$3,796	$4,970	$725,095	$750,510
Reinsurance contract held:
Reinsurance contract held assets	$(847)	(1)	$(652)	$(685)	$(707)	$(728)	$(9,405)	$(13,024)
Reinsurance contract held liabilities	110		99	101	104	107	4,769	5,290
Net reinsurance contract held assets	$(737)		$(553)	$(584)	$(603)	$(621)	$(4,636)	$(7,734)
December 31, 2023
Insurance contracts:
Insurance contract assets	$(463)		$(323)	$(276)	$(248)	$(225)	$(3,305)	$(4,840)
Insurance contract liabilities	11,428	(1)	3,670	3,887	4,128	4,451	556,052	583,616
Net insurance contract liabilities	$10,965		$3,347	$3,611	$3,880	$4,226	$552,747	$578,776
Reinsurance contract held:
Reinsurance contract held assets	$(520)	(1)	$(54)	$(69)	$(105)	$(130)	$(11,330)	$(12,208)
Reinsurance contract held liabilities	140		83	88	91	95	5,036	5,533
Net reinsurance contract held assets	$(380)		$29	$19	$(14)	$(35)	$(6,294)	$(6,675)

(1)    Includes amounts payable on demand of $5,177 (2023 — $4,800) and $(29) (2023 — $(33)) for Insurance contract liabilities and Reinsurance contract held assets, respectively.

Notes to the Consolidated Financial Statements	Sun Life Financial Inc.	December 31, 2024	61

6.C.ii Maturity Analysis — Other Financial Liabilities
The following table summarizes the contractual maturities of our significant financial liabilities and contractual commitments other than insurance contracts as at December 31, 2024 and December 31, 2023:

As at December 31,		2024				2023
Within 1 Year		1 Year to 3 Years	3 Years to 5 Years	Over 5 Years	Total	Within 1 Year	1 Year to 3 Years	3 Years to 5 Years	Over 5 Years	Total
Investment contract liabilities(1)	$6,157	$2,351	$1,413	$1,692	$11,613	$5,728	$2,518	$1,442	$1,727	$11,415
Senior debentures and unsecured financing(2)	2,133	28	28	519	2,708	2,347	28	28	533	2,936
Subordinated debt(2)	225	451	585	7,248	8,509	204	410	554	7,192	8,360
Bond repurchase agreements	2,840	—	—	—	2,840	2,705	—	—	—	2,705
Accounts payable and accrued expenses	10,085	—	—	—	10,085	8,665	—	—	—	8,665
Lease commitments (3)	166	262	207	421	1,056	188	319	228	534	1,269
Secured borrowings from mortgage securitization	461	758	382	380	1,981	306	885	560	535	2,286
Borrowed funds(2)	23	107	244	31	405	86	103	14	162	365
Credit facilities	2,126	—	—	—	2,126	2,330	—	—	—	2,330
Total liabilities	$24,216	$3,957	$2,859	$10,291	$41,323	$22,559	$4,263	$2,826	$10,683	$40,331
Contractual commitments:(4)
Contractual loans, equities and mortgages	$1,242	$985	$576	$2,054	$4,857	$39	$1,199	$915	$2,756	$4,909
Total contractual commitments	$1,242	$985	$576	$2,054	$4,857	$39	$1,199	$915	$2,756	$4,909

(1)    These amounts represent the undiscounted estimated cash flows of investment contract liabilities on our Consolidated Statements of Financial Position.
(2)    Payments due based on maturity dates and include expected interest payments. Actual redemption of certain securities may occur sooner as some include an option for the issuer to call the security at par at an earlier date.
(3)    Liabilities associated with the lease commitments are included on the Consolidated Statements of Financial Position.
(4)    Contractual commitments are not reported on our Consolidated Statements of Financial Position. Additional information on these commitments is included in Note 22.

7. Insurance Risk Management
7.A Insurance Risk
Risk Description
Insurance risk is the uncertainty of product performance due to actual experience emerging differently than expected in the areas of mortality, morbidity and longevity. In addition, policyholder behaviour, product design and pricing, expense and reinsurance risks impact multiple risk categories, including insurance risk.
Insurance Risk Management Governance and Control
We employ a wide range of insurance risk management practices and controls, as outlined below:
•Insurance risk governance practices are in place, including independent monitoring and review and reporting to senior management and the Risk Committee.
•Income and regulatory capital sensitivities are monitored, managed and reported against pre-established risk appetite limits for policyholder behaviour, mortality, morbidity and longevity risks.
•Comprehensive Insurance Risk Policy, guidelines and practices are in place.
•The global underwriting manual aligns underwriting practices with our corporate risk management standards and ensures a consistent approach in insurance underwriting.
•Board-approved maximum retention limits are in place. Amounts issued in excess of these limits are reinsured.
•Detailed procedures, including criteria for approval of risks and for claims adjudication are established and monitored for each business segment.
•Underwriting and risk selection standards and procedures are established and overseen by the corporate underwriting and claims risk management function.
•Diversification and risk pooling is managed by aggregation of exposures across product lines, geography and distribution channels.
•Reinsurance is used to limit losses, minimize exposure to significant risks and to provide additional capacity for growth.
•The Insurance Risk Policy and Investment & Credit Risk Policy establish acceptance criteria and protocols to monitor the level of reinsurance ceded to any single reinsurer or group of reinsurers.
•Reinsurance counterparty risk is monitored, including annual reporting of reinsurance exposure to the Risk Committee.
•Various limits, restrictions and fee structures are introduced into plan designs in order to establish a more homogeneous policy risk profile and limit potential for anti-selection.
•Regulatory solvency requirements include risk-based capital requirements and are monitored regularly.

62	Sun Life Financial Inc.	December 31, 2024	Notes to the Consolidated Financial Statements

•The Product Design and Pricing Policy requires detailed risk assessment and pricing provision for material risks.
•Company specific and industry level experience studies and drivers of earnings analysis are monitored and factored into valuation, renewal and new business pricing processes.
•Stress-testing techniques, such as FCT, are used to measure the effects of large and sustained adverse movements in insurance risk factors.
•Insurance contract liabilities are established in accordance with IFRS.
•Internal capital targets are established at an enterprise level to cover all risks and are above minimum regulatory and supervisory levels.

The concentration for insurance risks is monitored geographically and its adverse effect is mitigated through a diversified product portfolio, product design, underwriting standards and practices, utilizing reinsurance as well as the Company's global operation. Specific to the reinsurance risk, the concentration is measured by aggregating the exposure to each reinsurance counterparty across all Business Groups to ensure it does not exceed a predefined risk level.

Specific insurance risks and our risk management strategies are discussed below in further detail.
7.A.i Policyholder Behaviour Risk
Risk Description
Many of our products include some form of embedded policyholder option. We can incur losses due to adverse policyholder behaviour relative to the assumptions used in the pricing and valuation of products regarding lapse of policies or exercise of other embedded policy options.

Uncertainty in policyholder behaviour can arise from several sources including:
•Unexpected events in the policyholder's life circumstances;
•The general level of economic activity (whether higher or lower than expected);
•Changes in the financial and capital markets;
•Changes in pricing and availability of current products;
•The introduction of new products, changes in underwriting technology and standards;
•Changes in our financial strength or reputation.

Uncertainty in future cash flows affected by policyholder behaviour can be further exacerbated by unexpected behaviour during times of economic turbulence or at key option exercise points in the life of an insurance contract.
Policyholder Behaviour Risk Management Governance and Control
Various types of provisions are built into many of our products to reduce the impact of uncertain policyholder behaviour. These provisions include:
•Surrender charges that adjust the payout to the policyholder by taking into account prevailing market conditions.
•Limits on the amount that policyholders can surrender or borrow.
•Restrictions on the timing of policyholders' ability to exercise certain options.
•Restrictions on both the types of funds policyholders can select and the frequency with which they can change funds.

Policyholder behaviour risk is also mitigated through reinsurance on some insurance contracts.

Internal experience studies are used to monitor, review and update policyholder behaviour assumptions as needed, which could result in updates to policy liabilities.
7.A.ii Mortality and Morbidity Risk
Mortality and morbidity risk is the risk that future experience could be unfavourable relative to the assumptions used in the pricing and valuation of products.

Mortality and morbidity risk could adversely affect many of our products which introduces the potential for adverse financial results. These risks can arise in the normal course of business through random fluctuation in realized experience, through catastrophes, as a result of a pandemic, or in association with other risk factors such as product development and pricing risk. Adverse mortality and morbidity experience could also occur through systemic anti-selection, which could arise due to poor plan design, or underwriting process failure or the development of investor-owned and secondary markets for life insurance policies. Adverse morbidity experience could also occur through external events such as increases in disability claims during economic slowdowns, increases in high medical treatment costs and growth in utilization of specialty drugs.
Mortality and morbidity concentration risk is the risk of a catastrophic event that could occur in geographic locations where there is significant insurance coverage, such as natural environmental disasters (for example, earthquakes), human-made disasters (for example, acts of terrorism, military actions, and inadvertent introduction of toxic elements into the environment) as well as epidemics.
Mortality and Morbidity Risk Management Governance and Control
Concentration risk exposure is monitored on group policies in a single location. We do not have a high degree of concentration risk to single individuals or groups due to our well-diversified geographic and business mix. The largest portion of mortality risk within the Company is in North America. Individual and group insurance policies are underwritten prior to initial issue and renewals, based on risk selection, plan design, and rating techniques.

Notes to the Consolidated Financial Statements	Sun Life Financial Inc.	December 31, 2024	63

Current legislation in Canada restricts insurers from requiring policyholders to take or release the results of genetic tests. If policyholders have access to the results of genetic tests and we do not, this creates asymmetry of information between policyholders and insurers, which could adversely impact mortality and morbidity experience and policyholder behaviour. This asymmetry of information may increase as genetic testing advances and becomes more accessible, giving rise to better diagnoses of conditions where treatments are expensive or non-existent. The asymmetry of information may lead to increased anti-selection in new business underwriting. There may also be an impact on policy lapse rates where adverse genetic testing results may motivate policyholders to retain their policies resulting in higher claims payouts than assumed in the pricing and valuation of products, as well as increased insurance rates which may result in loss of new and existing policyholders.

Detailed uniform underwriting procedures have been established to determine the insurability of applicants and to manage exposure to large claims. These underwriting requirements are regularly scrutinized against industry guidelines and oversight is provided through a corporate underwriting and claim management function. We are committed to paying claims fairly and promptly in accordance with the terms of our policies. Our claims management process is designed to ensure thorough evaluation of claims.

The Insurance Risk Policy, which is approved by the Risk Committee, sets out limits on the maximum amount of insurance risk per life that may be retained. Retention limits per life vary by geographic region and amounts in excess of the Board-approved maximum retention limits are reinsured to ensure there is no exposure to unreasonable concentration of risk.
•On a single life or joint-first-to-die basis our retention limit is $40 in Canada and US$40 outside of Canada.
•For survivorship life insurance, our maximum global retention limit is $50 in Canada and US$50 outside of Canada.
•In certain markets and jurisdictions, retention levels below the maximum are applied.

Reinsurance is utilized for numerous products in most business segments, and placement is done on an automatic basis for defined insurance portfolios and on a facultative basis for individual risks with certain characteristics.
7.A.iii Longevity Risk
Risk Description
Longevity risk is the potential for losses arising from adverse changes in mortality improvement rates relative to the assumptions used in the pricing and valuation of products. This risk can manifest itself slowly over time as socioeconomic conditions improve and medical advances continue. It could also manifest itself more quickly, for example, due to medical breakthroughs that significantly extend life expectancy.

Longevity risk affects contracts where benefits or costs are based upon the likelihood of survival and higher than expected improvements in insured life expectancy could therefore increase the ultimate cost of these benefits (for example, annuities, pensions, pure endowments, some segregated funds, and specific types of health contracts), thereby requiring strengthening of policyholder liabilities and resulting in reductions in net income and capital.
Longevity Risk Management Governance and Control
To improve management of longevity risk, we monitor research in the fields that could result in a change in expected mortality improvement. Stress-testing techniques are used to measure and monitor the impact of extreme mortality improvement on the aggregate portfolio of protection and wealth products.
7.A.iv Product Design and Pricing Risk
Risk Description
Product design and pricing risk is the risk a product does not perform as expected, causing adverse financial consequences. This risk may arise from deviations in realized experience versus assumptions used in the pricing of products. Risk factors include uncertainty concerning:
•Future investment yields
•Policyholder behaviour
•Mortality and morbidity experience
•Sales levels
•Mix of business
•Expenses
•Taxes

Although some of our products permit us to increase premiums or adjust other charges and credits during the life of the policy or contract, the terms of these policies or contracts may not allow for sufficient adjustments to maintain expected profitability. This could have an adverse effect on our profitability and capital position.

Products that offer complex features, options or guarantees require increasingly complex pricing models, methods or assumptions, leading to additional levels of uncertainty.
•The risk of mis-pricing increases with the number and inherent uncertainty of assumptions needed to model a product.
•Past experience data supplemented with future trend assumptions may be poor predictors of future experience.
•Lack of experience data on new products or new Client segments increases the risk that future actual experience unfolds differently from expected assumptions.
•External environmental factors may introduce new risk factors, which were unanticipated during product design, and have an adverse result on the financial performance of the product.
•Policyholder behaviour in the future may vary from that assumed at the time the product is designed, thereby adversely affecting the product's financial performance.

64	Sun Life Financial Inc.	December 31, 2024	Notes to the Consolidated Financial Statements

Product Design and Pricing Governance and Control
Our Product Design and Pricing Policy, approved by the Risk Committee, establishes the framework governing our product design and pricing practices and is designed to align our product offerings with our strategic objectives and risk-taking philosophy. Consistent with this policy, product development, design and pricing processes have been implemented throughout the Company. New products follow a stage-gate process with defined management approvals based on the significance of the initiative. Each initiative is subject to a risk assessment process to identify key risks and risk mitigation requirements and is reviewed by multiple stakeholders. Additional governance and control procedures are listed below:
•Pricing models, methods, and assumptions are subject to periodic internal peer reviews.
•Experience studies, drivers of earnings analysis, and product dashboards are used to monitor actual experience against those assumed in pricing and valuation.
•On experience rated, participating, and adjustable products, emerging experience is reflected through changes in policyholder dividend scales as well as other policy adjustment mechanisms such as premium and benefit levels.
•Limits and restrictions may be introduced into the design of products to mitigate adverse policyholder behaviour or apply upper thresholds on certain benefits.
7.A.v Expense Risk
Risk Description
Expense risk is the risk that future expenses are higher than the assumptions used in the pricing and valuation of products. This risk can arise from:
•General economic conditions;
•Unexpected increases in inflation;
•Slower than anticipated growth;
•Changes in availability of current products; or
•Reduction in productivity leading to increases in unit expenses.

Expense risk occurs in products where we cannot or will not pass increased costs onto the policyholder and will manifest itself in the form of a liability increase or a reduction in expected future profits.

From time to time, certain products or business segments may be closed for new sales (for example, individual protection business in the U.S.). Our ability to effectively manage the run-off of business in these products or business segments introduces additional risks, such as policyholder behaviour and expense risk, that may have an adverse effect on our operations, profitability and financial position.
Expenses Risk Management Governance and Control
We closely monitor expenses through an annual budgeting process and ongoing monitoring of any expense gaps between unit expenses assumed in pricing and actual expenses.
7.A.vi Reinsurance Risk
Risk Description
We purchase reinsurance for certain risks underwritten by our various insurance businesses. Reinsurance risk is the risk of financial loss due to adverse developments in reinsurance markets (for example, discontinuance or diminution of reinsurance capacity, or an increase in the cost of reinsurance), insolvency of a reinsurer or inadequate reinsurance coverage. While reinsurance arrangements provide for the recovery of claims arising from the liabilities ceded, we retain primary responsibility to the policyholders.

Rates for our in-force reinsurance treaties can be either guaranteed or adjustable for the life of the ceded policy. Changes in reinsurance market conditions, including actions taken by reinsurers to increase rates on existing and new coverage and our ability to obtain appropriate reinsurance, may adversely impact the availability or cost of maintaining existing or securing new reinsurance capacity, with adverse impacts on our business strategies, profitability and financial position. There is a possibility of rate increases or renegotiation of some of the legacy reinsurance contracts by our reinsurers, as the global reinsurance industry continues to review and optimize their business models. In addition, changes to the regulatory treatment of reinsurance arrangements could have an adverse impact on our capital position.
Reinsurance Risk Management Governance and Control
We have an Insurance Risk Policy approved by the Risk Committee and an Investment & Credit Risk Policy approved by the Governance Committee, which set acceptance criteria and processes to monitor and manage the level of reinsurance ceded to any single reinsurer. These policies are regularly reviewed and approved by the relevant Board Committee to ensure the alignment with our risk appetite levels and reinsurance risk guidelines.

The policies set the acceptance criteria which verify if a reinsurer qualifies as a suitable reinsurance counterparty, having the capability, expertise, governance practices and financial capacity to assume the risks being considered. In addition, a periodic due diligence is performed on the existing reinsurance counterparties, including an internal credit assessment for reinsurance counterparties with whom we have material exposure.

The exposure to each reinsurance counterparty is monitored closely to ensure that no single reinsurance counterparty represents an undue level of credit risk and does not exceed the predefined limits. In order to diversify our reinsurance risk, there is generally more than one reinsurance counterparty supporting a reinsurance pool. A summary of the reinsurance counterparty credit risk exposures is reported annually to the Risk Committee.

To further increase the reinsurance risk control, our reinsurance agreements include provisions to allow actions to be taken, such as recapture of ceded risk (at a potential cost to the Company), in the event that the reinsurance counterparty loses its legal ability to carry on business through insolvency or regulatory action.

In case of unfavourable developments in the reinsurance markets, we also have an option to discontinue or implement changes to the new sales of our products to better manage the associated risks.

Notes to the Consolidated Financial Statements	Sun Life Financial Inc.	December 31, 2024	65

7.B Sensitivity to Changes in Non-Financial Assumptions
The following table sets out the estimated immediate impact on, or sensitivity of, the CSM and net income to certain instantaneous changes in the insurance and other non-financial assumptions used in the calculation of our insurance contract liabilities, based on a starting point and business mix as at December 31, 2024 and December 31, 2023. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. The estimates are illustrative and different starting points for best estimate assumptions, CSM balances and business mix will result in different estimated sensitivities. These sensitivities represent the Company's estimate of changes in best estimate assumptions that are reasonably likely based on the Company's and/or the industry's historical experience and industry standards and best practices as at December 31, 2024 and December 31, 2023.

The impact on CSM is attributable to insurance contracts measured under the GMA and VFA. For insurance contracts measured under the GMA, the impact flows through the CSM at locked-in discount rates. For insurance contracts measured under the VFA, the impact flows through the CSM at current discount rates.

The impact on net income is attributable to any portion of the sensitivities for insurance contracts measured under the GMA and VFA that cannot be absorbed by CSM, the full impact for insurance contracts measured under the PAA, and the difference in impact between locked-in and current discount rates for insurance contracts measured under the GMA. If current discount rates are higher than locked-in rates, this generally results in a favourable impact to net income from contracts measured under the GMA.

As at December 31,	2024				2023
	Potential impact on CSM (pre-tax)		Potential impact on net income/equity (after-tax)		Potential impact on CSM (pre-tax)		Potential impact on net income/equity (after-tax)
Sensitivities(1)	Insurance contracts issued	Net of reinsurance contracts held	Insurance contracts issued	Net of reinsurance contracts held	Insurance contracts issued	Net of reinsurance contracts held	Insurance contracts issued	Net of reinsurance contracts held
Policyholder behaviour (10% increase / decrease, where adverse)	$(625)	$(800)	$25	$(25)	$(725)	$(950)	$100	$100
Life mortality rates (2% increase)	$(350)	$25	$(50)	$(75)	$(425)	$(75)	$25	$(25)
Annuity mortality rates (2% decrease)	$(200)	$(175)	$—	$—	$(175)	$(175)	$25	$—
Morbidity rates (5% incidence increase and 5% termination decrease)	$(250)	$(125)	$(250)	$(225)	$(225)	$(100)	$(200)	$(175)
Expenses (5% increase)	$(150)	$(150)	$(25)	$(25)	$(175)	$(175)	$—	$—

(1)    Net income and CSM sensitivities have been rounded in increments of $25. The sensitivities exclude the impacts on the income from our joint ventures and associates in China and India, which we account for on an equity basis.

8. Other Assets

As at December 31,	2024	2023
Accounts receivable	$2,750	$2,414
Investment income due and accrued	1,163	1,124
Property and equipment	667	666
Right-of-use assets	734	785
Deferred acquisition costs(1)	157	152
Prepaid expenses	1,337	1,136
Accrued post-retirement benefit assets (Note 24)	58	50
Other	155	135
Total other assets	$7,021	$6,462

(1)    Amortization of deferred acquisition cost charged to income during the year amounted to $27 in 2024 ($25 in 2023).

66	Sun Life Financial Inc.	December 31, 2024	Notes to the Consolidated Financial Statements

9. Goodwill and Intangible Assets
9.A Goodwill
Changes in the carrying amount of goodwill by reportable business segment are as follows:

	Canada	U.S.	Asset Management	Asia	Total
Balance, January 1, 2023	$2,607	$3,364	$2,034	$700	$8,705
Acquisitions (Note 3)	162	104	134	—	400
Disposition	(21)	—	—	—	(21)
Foreign exchange rate movements	—	(79)	(20)	(16)	(115)
Balance, December 31, 2023	$2,748	$3,389	$2,148	$684	$8,969
Acquisitions (Note 3)	(1)	—	—	—	(1)
Foreign exchange rate movements	—	290	140	58	488
Balance, December 31, 2024	$2,747	$3,679	$2,288	$742	$9,456

The carrying amounts of goodwill allocated to our CGUs or groups of CGUs are as follows:

As at December 31,	2024	2023
Canada	$2,747	$2,748
U.S.
Dental	2,479	2,283
Group Benefits	1,200	1,106
Asset Management
SLC Management	1,748	1,645
MFS	540	503
Asia	742	684
Total	$9,456	$8,969
Goodwill Impairment Testing
Goodwill acquired in business combinations is allocated to the CGUs or groups of CGUs that are expected to benefit from the synergies of the particular acquisition. Goodwill is assessed for impairment annually or more frequently if events or circumstances occur that may result in the recoverable amount of a CGU or group of CGUs falling below its carrying value. The recoverable amount is the higher of fair value less costs of disposal and value in use. We use fair value less costs of disposal as the recoverable amount. There was no impairment of goodwill in 2024 (2023 — $nil).
Valuation Techniques & Significant Assumptions
We use the best evidence of fair value less costs of disposal as the price obtainable for the sale of a CGU, or group of CGUs. Fair value less costs of disposal is initially assessed by looking at recently completed market comparable transactions. In the absence of such comparables, we use either an appraisal methodology (with market assumptions commonly used in the valuation of insurance companies or asset management companies) or a valuation multiples methodology. The fair value measurements are categorized in Level 3 of the fair value hierarchy (2023 — Level 3).

Under the appraisal methodology, fair value is assessed based on best estimates of future income, expenses, level and cost of capital over the lifetime of the policies and, where appropriate, adjusted for items such as transaction costs. The value ascribed to new business is based on sales anticipated in our business plans, sales projections for the valuation period based on reasonable growth assumptions, and anticipated levels of profitability of that new business. In calculating the value of new business, future sales are projected for 10 to 15 years. In some instances, market multiples are used to approximate the explicit projection of new business.

The discount rates applied reflect the nature of the environment for that CGU or group of CGUs. The discount rates used range from 9.50% to 10.50% after-tax (2023 — 9.50% to 12.50% after-tax). More established CGUs or groups of CGUs with a stronger brand and competitive market position use discount rates at the low end of the range and CGUs or groups of CGUs with a weaker competitive position use discount rates at the high end of the range. The capital levels used are aligned with our business objectives. Interest rate assumptions are based on prevailing market rates at the valuation date.
Under the valuation multiples methodology, fair value is assessed with reference to multiples or ratios of comparable businesses. For life insurers and asset managers, these valuation multiples and ratios may include price-to-earnings or price-to-assets-under-management measures. This assessment takes into consideration a variety of relevant factors and assumptions, including expected growth, risk, and market conditions among others. The price-to-earnings multiples used range from 10.00 to 16.00 (2023 — 10.50 to 11.50). The price-to-assets-under-management ratios used range from 1.2% to 2.0% (2023 — 1.5% to 2.0%).

Judgment is used in estimating the recoverable amounts of CGUs or groups of CGUs and the use of different assumptions and estimates could result in material adjustments to the valuation of CGUs or groups of CGUs and the size of any impairment. Any material change in the key assumptions including those for capital, discount rates, the value of new business, and expenses, as well as cash flow projections used in the determination of recoverable amounts, may result in impairment charges, which could be material.

Notes to the Consolidated Financial Statements	Sun Life Financial Inc.	December 31, 2024	67

In considering the sensitivity of the key assumptions above, management determined that there is no reasonably possible change in any of the above that would result in the recoverable amount of any of the CGUs or groups of CGUs to be less than its carrying amount.
9.B Intangible Assets
Changes in intangible assets are as follows:

	Finite life
	Internally generated software	Other	Indefinite life	Total
Gross carrying amount
Balance, January 1, 2023	$1,761	$3,542	$1,117	$6,420
Additions	126	261	46	433
Acquisitions	—	368	67	435
Foreign exchange rate movements	(11)	(73)	(8)	(92)
Balance, December 31, 2023	$1,876	$4,098	$1,222	$7,196
Additions	303	3	—	306
Disposals	(21)	—	(47)	(68)
Foreign exchange rate movements	70	236	98	404
Balance, December 31, 2024	$2,228	$4,337	$1,273	$7,838
Accumulated amortization and impairment losses
Balance, January 1, 2023	$(765)	$(906)	$(25)	$(1,696)
Amortization charge for the year	(113)	(231)	—	(344)
Impairment of intangible assets	—	—	(5)	(5)
Foreign exchange rate movements	6	15	2	23
Balance, December 31, 2023	$(872)	$(1,122)	$(28)	$(2,022)
Amortization charge for the year	(218)	(259)	—	(477)
Disposals	21	—	—	21
Impairment of intangible assets(1)	—	(195)	(6)	(201)
Foreign exchange rate movements	(37)	(60)	(4)	(101)
Balance, December 31, 2024	$(1,106)	$(1,636)	$(38)	$(2,780)
Net carrying amount, end of year:
As at December 31, 2023	$1,004	$2,976	$1,194	$5,174
As at December 31, 2024	$1,122	$2,701	$1,235	$5,058

(1)    Includes an impairment charge of $186 on an intangible asset related to bancassurance in Vietnam reflecting updates resulting from changes in regulatory and macro-economic factors. The recoverable amount of $303 is based on value-in-use. The impairment is included in Operating Expenses in our Consolidated Statements of Operations.

The components of the intangible assets are as follows:

As at December 31,	2024	2023
Finite life intangible assets:
Distribution, sales potential of field force	$244	$258
Client relationships and asset administration contracts	2,457	2,718
Internally generated software	1,122	1,004
Total finite life intangible assets	3,823	3,980
Indefinite life intangible assets:
Fund management contracts(1) and other	1,235	1,194
Total indefinite life intangible assets	1,235	1,194
Total intangible assets	$5,058	$5,174

(1)     Fund management contracts are attributable to Asset Management, where its competitive position in, and the stability of, its markets support their classification as indefinite life intangible assets. Fund management contracts are allocated to MFS and SLC Management CGUs with carrying values of $290 (2023 — $272) and $931 (2023 — $916), respectively.

68	Sun Life Financial Inc.	December 31, 2024	Notes to the Consolidated Financial Statements

10. Insurance Contracts
10.A Summary and Methods and Assumptions
10.A.i Summary
We sell a variety of insurance contracts that include all forms of life, health and critical illness insurance sold to individuals and groups, annuities, and segregated fund products with guarantees. We hold reinsurance contracts that transfer mortality and other risks following internal guidelines.

Insurance contracts with direct participation features are products where investments are managed on behalf of policyholders, and investment returns less a variable fee are passed through to policyholders with the insurance benefits they receive. Insurance contracts with direct participation features are measured using the VFA, and include segregated funds, unit-linked contracts, variable universal life contracts, and most participating insurance contracts. Reinsurance contracts (both issued and held) cannot be measured using the VFA.

Insurance contracts without direct participation features are eligible to use the PAA if the coverage period is one year or less, or if the result of applying the PAA is not expected to be materially different result than applying the GMA in each reporting period over the life of the contract. Insurance contracts eligible to use the PAA include most group life and health contracts and the associated reinsurance contracts held.

Other insurance contracts are measured using the GMA. This includes most individual life and health insurance contracts and annuities and the associated reinsurance contracts held.

The Consolidated Statements of Financial Position present insurance contracts issued and reinsurance contracts held as both assets and liabilities, depending on whether the portfolio is in an asset or liability position. The disclosures in this Note are for the net insurance contract asset or liability, and net reinsurance contract held asset or liability. In addition, certain disclosures in this Note exclude assets and liabilities for contracts measured using the PAA, as indicated.
10.A.ii Methods and Assumptions
General
A group of insurance contracts is measured as the total of FCF, which is the present value of future cash flows plus the risk adjustment for non-financial risk, and, for groups measured using the GMA or VFA, the CSM. In measuring the present value of future cash flows, assumptions must be made about mortality and morbidity rates, policyholder behaviour, expenses and other factors over the life of our products, and the prevailing market view of the cost of financial risk in our products. Many of these assumptions relate to events that are anticipated to occur many years in the future. Assumptions require significant judgment and regular review and, where appropriate, revision.

The RA is the compensation we require for the uncertainty related to non-financial risk in the estimates of future cash flows. This compensation is measured by discounting cash flows from applying margins to the non-financial assumptions used in the estimate of future cash flows.

The CSM represents the unearned profit that will be recognized as insurance contract services are provided.

The methods and assumptions used in the measurement of insurance contracts are reviewed regularly and are subject to external actuarial peer review.
Present Value of Future Cash Flows
Assumptions for non-financial risk variables in the present value of future cash flows are intended to be current, neutral estimates of the expected outcome as guided by both IFRS and accepted actuarial practice in Canada. The choice of assumptions takes into account current circumstances, past experience data from our own experience or from the industry, the relationship of past to expected future experience, anti-selection, the relationship among assumptions (including those for financial risk variables), and other relevant factors.

Assumptions for financial risk variables in the present value of future cash flows are based on current observable market prices, adjusted to account for differences between the financial risk embedded in our products and those in the corresponding observed market instrument. Where no relevant market instrument is available, we use the best information available as guided by both IFRS and accepted actuarial practice in Canada.
Mortality
Mortality refers to the rates at which death occurs for defined groups of people. Mortality assumptions are generally based on the past five to ten years of experience. Our experience is combined with industry experience or experience from reinsurers where our own experience is insufficient to be statistically valid. Assumed mortality rates for life insurance and annuity contracts include assumptions about future mortality improvement based on recent trends in population mortality and our outlook for future trends.
Morbidity
Morbidity refers to the rate of being unhealthy or disabled and the rates of recovery therefrom. Most of our disability insurance is marketed on a group basis. We offer critical illness policies on an individual basis in Canada and Asia, long-term care on an individual basis in Canada, and medical stop-loss insurance is offered on a group basis in the U.S. In Canada, group morbidity assumptions are based on our five-year average experience, modified to reflect any emerging trend in recovery rates. For Canadian long-term care and critical illness insurance in Canada and Asia, assumptions are developed in collaboration with our reinsurers and are largely based on their experience. In the U.S., our experience is used for both medical stop-loss and disability assumptions, with some consideration of industry or reinsurer experience.

Notes to the Consolidated Financial Statements	Sun Life Financial Inc.	December 31, 2024	69

Policyholder Behaviour
Lapse or surrender
Policyholders may allow their policies to lapse prior to the end of the contractual coverage period by choosing not to continue to pay premiums or by surrendering their policy for the cash surrender value. Assumptions for lapse or surrender experience on life insurance are generally based on our five-year average experience. Lapse or surrender rates vary by plan, age at issue, method of premium payment, policy duration and financial risk variables.
Premium payment patterns
For universal life contracts, it is necessary to set assumptions about premium payment patterns. Studies prepared by industry or the actuarial profession are used for products where our experience is insufficient to be statistically valid. Premium payment patterns usually vary by plan, age at issue, method of premium payment, policy duration and financial risk variables.
Expense
Future expenses directly attributable to the fulfillment of our insurance contracts include the costs of premium collection, claims adjudication and processing, actuarial calculations, preparation and mailing of policy statements, and related overhead. Future expense assumptions are mainly based on our recent experience using an internal expense allocation methodology. Inflationary increases assumed in future expenses are based on long-term expectations.

Acquisition expenses directly attributable to portfolios of insurance contracts include the costs of selling, underwriting and issuing insurance contracts. For new insurance contracts measured using the GMA or VFA, actual or estimated directly attributable acquisition expenses are recognized in the initial measurement of the contract. If estimates are used, the difference between estimated and actual acquisition expenses adjusts the CSM when the group of insurance contracts is closed to new contracts.
Current Discount Rates
Current discount rates are used to discount estimates of future cash flows in determining the present value of future cash flows. Current discount rates reflect the time value of money, the characteristics of the cash flows, and the liquidity characteristics of the insurance contracts.
Current discount rates for cash flows that do not vary based on returns on underlying items
Cash flows that do not vary at all based on the returns on any underlying items are discounted at rates that reflect the timing and currency of cash flows and the liquidity characteristics of the insurance contracts.

The timing of cash flows is reflected by constructing a discount curve, so that each cash flow is discounted consistent with the timing of the cash flow. In constructing the discount curve, a portion is based on market information (the observable period) and beyond that period, the discount rates are estimated (the unobservable period). The observable period, which varies by currency, is the time period where information on risk-free interest rates is deep and liquid. In the unobservable period, risk-free rates are interpolated between the last observable point and an ultimate risk-free rate at year 70. The ultimate risk-free rate is estimated using historical averages as guided by both IFRS and accepted actuarial practice in Canada.

The currency of cash flows is reflected by using different discount curves for different currencies.

Liquidity is reflected by adding a liquidity premium to risk-free discount rates that is consistent with the liquidity characteristics of the insurance contracts. The liquidity premium in the observable period is based on the liquidity premium on assets with similar liquidity characteristics, which is estimated from the spread inherent in current market yields less a deduction for expected and unexpected credit losses. The deduction for expected and unexpected credit losses is estimated using historical rating agency data and current market conditions, and varies by asset type, quality, and duration. The liquidity premium in the unobservable period is interpolated between the last observable liquidity premium and an ultimate liquidity premium (at year 70) specific to liquid or illiquid contracts as guided by both IFRS and accepted actuarial practice in Canada.

The following table provides a weighted average summary of the discount curves used to present value cash flows that do not vary based on the returns on underlying items for all major products by business group:

As at December 31,		2024					2023
		1 year	5 years	10 years	30 years	Ultimate	1 year	5 years	10 years	30 years	Ultimate
Canada	CAD	3.92%	4.02%	4.33%	4.48%	4.95%	5.51%	4.67%	4.59%	4.46%	4.95%
U.S.	USD	5.32%	5.45%	5.57%	5.98%	4.95%	5.84%	5.12%	5.04%	5.05%	4.95%
Asia	USD	5.40%	5.37%	5.99%	5.76%	4.95%	5.89%	5.06%	5.37%	5.48%	4.95%
Current discount rates for cash flows that vary with returns on underlying items
Discount rates for cash flows that vary directly with returns on underlying items reflect that variability. For the portion of cash flows that is a pass through of returns on underlying items to policyholders, the discount rate is such that the present value of cash flows equals the portion of the underlying items that is passed through to policyholders. For cash flows that vary, but not directly, with underlying items (e.g., financial guarantees), scenario testing may be necessary. If so, discount rates used in the scenario projections are scenario-specific and based on the projected risk-free rates in the scenario plus liquidity premiums consistent with the liquidity characteristics of the contracts being measured.

70	Sun Life Financial Inc.	December 31, 2024	Notes to the Consolidated Financial Statements

Scenario Testing
Scenario testing may be required when the relationship between cash flows and financial risk variables is non-linear, or where there are complex interdependencies among cash flows. In scenario testing of financial risk variables, future cash flows are projected for each scenario path and discounted at the scenario-specific discount rates, resulting in a present value of future cash flows for each scenario. The provision for the projected cash flows is the average of the scenario-specific values. Assumptions for non-financial risk variables are the best estimate assumptions consistent with the scenario.

Scenarios are consistent with the current market environment. Our Economic Scenario Generator calibration process produces integrated stochastic scenarios of financial risk variables (e.g., risk-free interest rates, bond fund returns, equity returns) with parameters calibrated to replicate observable market prices of financial instruments available in the market. Adjustments are made when the insurance contracts being measured are illiquid but the financial instruments to which the scenarios are calibrated to are liquid.
Risk Adjustment for Non-Financial Risk
The RA for insurance contracts issued is the compensation we require for bearing uncertainty about the amount and timing of the cash flows that arises from non-financial risk. This amount is measured as the present value of the difference between estimated future cash flows with a margin applied to non-financial assumptions and estimated future cash flows without this adjustment. Margins generally range from 5% to 20% depending on the uncertainty in the determination of the assumption. The level of uncertainty, and hence the margin chosen, varies by assumption and by line of business and other factors. Considerations that would generally lead to a choice of margin at the higher end of the range are as follows:
•The statistical credibility of our experience is too low to be the primary source of data for choosing the assumption;
•Future experience is difficult to estimate;
•The cohort of risks lacks homogeneity;
•Operational risks adversely impact the ability to estimate the assumption; or
•Past experience may not be representative of future experience and the experience may deteriorate.

Margins are generally stable over time and are revised only to reflect changes in the level of uncertainty in the assumptions. Our margins tend to be at mid-range.

The RA for reinsurance contracts held represents the amount of risk transferred to the reinsurer. This is measured as the difference between the RA on the underlying insurance contracts without reinsurance and what the RA on the underlying insurance contracts would be with reinsurance. The RA for reinsurance contracts held increases the asset or reduces the liability for reinsurance contracts held.

The RA for insurance contracts corresponds to a confidence level of approximately 85-90% overall.
Contractual Service Margin
The initial and subsequent measurement of CSM is described in Note 1. Additional detail about certain components of the measurement of CSM is provided below.
Interest accretion
For insurance contracts measured using the GMA, locked-in discount rates are used to accrete interest on the CSM. The locked-in discount rate for a group of insurance contracts is the weighted average of the current discount rates at initial recognition of the contracts in the group. For insurance contracts measured using the VFA, there is no accretion of interest. Rather, the CSM is adjusted by the change in our share of the fair value of underlying items.
Changes in FCF relating to future service
For insurance contracts measured using the GMA, locked-in discount rates are used to measure changes in FCF relating to future service. Changes in FCF relating to future service reflect changes in non-financial assumptions but not changes in assumptions related to financial risk.

For insurance contracts measured using the VFA, current discount rates are used to measure the change in FCF relating to future service. Changes in FCF relating to future service reflect both changes in non-financial assumptions and changes in assumptions related to financial risk.

Changes in FCF relating to future service include (LRC only):
•All changes related to investment component payments (including current period payments);
•Changes arising from changes in assumptions used to derive the present value of future cash flows — limited to non-financial assumptions for insurance contracts measured using the GMA;
•Changes in future cash flows arising from claims in the current period; and
•For insurance contracts measured using the GMA, changes related to discretionary cash flows on some universal life and adjustable products. Discretionary cash flows are cash flows outside the guaranteed payments to the policyholder, and are described as a spread on earned rates (in the case of some universal life contracts) and in the policy on criteria for changes to adjustable policies for adjustable policies.

Notes to the Consolidated Financial Statements	Sun Life Financial Inc.	December 31, 2024	71

CSM amortization
The amount of CSM recognized as insurance revenue in each period to reflect the insurance contract services provided for a group of contracts in the period is determined by:
•Identifying the total coverage units in the group (for services in current and future periods) — based on the quantity of insurance contract services;
•Allocating the CSM at the end of the period equally to each coverage unit in the current period and expected to be provided in the future (i.e., coverage units "unitize" the services provided); then
•Recognizing in insurance revenue the amount allocated to coverage units provided in the period.

Total coverage units for services expected to be provided in future periods is the present value of projected coverage units. The present value is measured using locked-in discount rates for groups measured using the GMA and current discount rates for groups measured using the VFA.

The coverage unit for a group is based on the nature of the insurance contract services provided. Insurance contract services comprise services for providing insurance coverage and, for some contracts, investment-return or investment-related services. It does not include services related to performing functions such as claims adjudication. Where more than one type of service is provided to insurance contracts in a group, the coverage unit reflects the primary service provided.

For insurance contracts measured using the VFA, coverage units are based on the policyholder's account value or the policyholders' share of the fair value of underlying items. For insurance contracts measured using the GMA, coverage units are based on the expected claim amount (excluding any investment component) for life and health insurance contracts, and the payment due in a period for annuity contracts.

For reinsurance contracts held, CSM amortization reflects the services received in the period.
10.B Changes in Insurance Contracts
10.B.i Changes in Insurance Contracts Issued and Reinsurance Contracts Held Net Asset or Liability
The following tables show the changes in the net assets or liabilities for insurance contracts issued and reinsurance contracts held, excluding insurance contract liabilities for account of segregated fund holders. Changes in the liabilities for insurance contract liabilities for account of segregated fund holders are provided in Note 21. Total insurance contract liabilities, including Insurance contract liabilities for account of segregated fund holders, are $167,366 as at December 31, 2024 (December 31, 2023 — $154,710).

72	Sun Life Financial Inc.	December 31, 2024	Notes to the Consolidated Financial Statements

Insurance Contracts Issued By Measurement Component
The following table shows the changes in net liabilities for insurance contracts issued by measurement component:

For the years ended and as at December 31,		2024			2023
Estimates of PV of future cash flows		Risk adjustment	CSM	Total	Estimates of PV of future cash flows	Risk adjustment	CSM	Total
Insurance contracts, beginning of year:
Insurance contract liabilities — non-PAA	$99,420	$7,388	$11,597	$118,405	$96,623	$6,847	$10,901	$114,371
Insurance contract liabilities — PAA	16,436	828	—	17,264	16,087	836	—	16,923
Insurance contract assets — non-PAA	(578)	146	248	(184)	(195)	51	69	(75)
Insurance contract assets — PAA	—	—	—	—	—	—	—	—
Net balances, beginning of year	$115,278	$8,362	$11,845	$135,485	$112,515	$7,734	$10,970	$131,219
Changes related to current service:
CSM recognized for services provided	—	—	(1,117)	(1,117)	—	—	(923)	(923)
Risk adjustment recognized for non-financial risk expired	—	(596)	—	(596)	—	(545)	—	(545)
Income taxes specifically chargeable to the policyholder	(26)	—	—	(26)	(5)	—	—	(5)
Experience adjustments	176	—	—	176	169	—	—	169
Total changes related to current service	150	(596)	(1,117)	(1,563)	164	(545)	(923)	(1,304)
Changes related to future service:
Changes in estimates that adjust CSM(1)	(508)	34	474	—	(1,206)	292	914	—
Changes in estimates that do not adjust CSM (losses on onerous groups and reversals of such losses)	81	72	—	153	33	9	—	42
Contracts initially recognized in the year	(1,859)	530	1,448	119	(1,702)	513	1,259	70
Total changes related to future service	(2,286)	636	1,922	272	(2,875)	814	2,173	112
Changes related to past service — Adjustments to FCF for incurred claims	8	(2)	—	6	(39)	(12)	—	(51)
Insurance service result	(2,128)	38	805	(1,285)	(2,750)	257	1,250	(1,243)
Insurance finance (income) expenses from insurance contracts issued	4,149	290	(97)	4,342	8,131	525	(8)	8,648
Total changes recognized in income	2,021	328	708	3,057	5,381	782	1,242	7,405
Foreign currency translation	3,524	235	475	4,234	(898)	(54)	(106)	(1,058)
Total changes recognized in income and OCI	5,545	563	1,183	7,291	4,483	728	1,136	6,347
Cash flows:
Premiums received	16,055	—	—	16,055	14,798	—	—	14,798
Amounts paid to policyholders and other insurance service expenses paid	(13,138)	—	—	(13,138)	(11,809)	—	—	(11,809)
Insurance acquisition cash flows	(1,257)	—	—	(1,257)	(2,034)	—	—	(2,034)
Fees received from segregated funds	419	—	—	419	422	—	—	422
Other	1,096	—	—	1,096	393	—	—	393
Total cash flows	3,175	—	—	3,175	1,770	—	—	1,770
Dispositions (Note 3)	—	—	—	—	(3,885)	(92)	(261)	(4,238)
Contracts modified(1)	—	—	—	—	46	—	—	46
Changes in PAA balance	925	38	—	963	349	(8)	—	341
Net balances, end of year	$124,923	$8,963	$13,028	$146,914	$115,278	$8,362	$11,845	$135,485
Insurance contracts, end of year:
Insurance contract liabilities — non-PAA(2)	$108,232	$7,948	$12,733	$128,913	$99,420	$7,388	$11,597	$118,405
Insurance contract liabilities — PAA	17,490	866	—	18,356	16,436	828	—	17,264
Insurance contract assets — non-PAA	(670)	149	295	(226)	(578)	146	248	(184)
Insurance contract assets — PAA	(129)	—	—	(129)	—	—	—	—
Net balances, end of year	$124,923	$8,963	$13,028	$146,914	$115,278	$8,362	$11,845	$135,485

(1)    Reflective of a contract modification in 2023, resulting in the recognition of CSM related to a health contract in Asia Hong Kong.
(2)    Includes liabilities of $(325) as at December 31, 2024 (December 31, 2023 — $(105)) for segregated fund insurance contracts that are not backed by the related Investments for account of segregated fund holders.

Notes to the Consolidated Financial Statements	Sun Life Financial Inc.	December 31, 2024	73

Insurance Contracts Issued By Remaining Coverage and Incurred Claims
The following table shows the changes in net liabilities for remaining coverage and incurred claims for insurance contracts issued:

	Liability for remaining coverage		Liability for incurred claims
				Contracts using PAA
For the year ended and as at December 31, 2024	Excluding loss component	Loss component	Contracts not using PAA	Estimates of PV of future cash flows	Risk Adjustment	Total
Insurance contract liabilities, beginning of year	$117,440	$358	$1,195	$15,848	$828	$135,669
Insurance contract assets, beginning of year	2,516	—	(2,700)	—	—	(184)
Net balances, beginning of year	$119,956	$358	$(1,505)	$15,848	$828	$135,485
Insurance revenue	(22,637)	—	—	—	—	(22,637)
Insurance service expenses:
Incurred claims and other expenses	—	(57)	5,075	14,897	248	20,163
Amortization of insurance acquisition cash flows	341	—	—	—	—	341
Changes related to future service (losses on onerous groups and reversals of such losses)	—	266	—	—	—	266
Changes related to past service (changes in FCF related to liability for incurred claims)	—	—	59	(2,208)	(248)	(2,397)
Total insurance service expenses	341	209	5,134	12,689	—	18,373
Insurance service result	(22,296)	209	5,134	12,689	—	(4,264)
Insurance finance (income) expenses	4,262	17	70	755	35	5,139
Total changes recognized in income	(18,034)	226	5,204	13,444	35	875
Foreign currency translation	4,262	5	(115)	490	3	4,645
Total changes recognized in income and OCI	(13,772)	231	5,089	13,934	38	5,520
Cash flows:
Premiums received	34,027	—	—	—	—	34,027
Amounts paid to policyholders and other insurance service expenses paid	—	—	(13,138)	(15,305)	—	(28,443)
Insurance acquisition cash flows	(1,259)	—	—	—	—	(1,259)
Fees received from segregated funds	419	—	—	—	—	419
Other	1,413	—	(299)	51	—	1,165
Total cash flows	34,600	—	(13,437)	(15,254)	—	5,909
Investment component excluded from insurance revenue and insurance service expense	(10,924)	—	8,349	2,575	—	—
Net balances, end of year	$129,860	$589	$(1,504)	$17,103	$866	$146,914
Insurance contract liabilities, end of year	$127,878	$579	$1,077	$16,869	$866	$147,269
Insurance contract assets, end of year	1,982	10	(2,581)	234	—	(355)
Net balances, end of year	$129,860	$589	$(1,504)	$17,103	$866	$146,914

74	Sun Life Financial Inc.	December 31, 2024	Notes to the Consolidated Financial Statements

Liability for remaining coverage			Liability for incurred claims
				Contracts using PAA
For the year ended and as at December 31, 2023	Excluding loss component	Loss component	Contracts not using PAA	Estimates of PV of future cash flows	Risk Adjustment	Total
Insurance contract liabilities, beginning of year	$113,237	$185	$1,803	$15,233	$836	$131,294
Insurance contract assets, beginning of year	(118)	19	24	—	—	(75)
Net balances, beginning of year	$113,119	$204	$1,827	$15,233	$836	$131,219
Insurance revenue	(21,356)	—	—	—	—	(21,356)
Insurance service expenses:
Incurred claims and other expenses	—	23	4,919	11,806	105	16,853
Amortization of insurance acquisition cash flows	202	—	—	—	—	202
Changes related to future service (losses on onerous groups and reversals of such losses)	—	126	—	—	—	126
Changes related to past service (changes in FCF related to liability for incurred claims)	—	—	(51)	309	(163)	95
Total insurance service expenses	202	149	4,868	12,115	(58)	17,276
Insurance service result	(21,154)	149	4,868	12,115	(58)	(4,080)
Insurance finance (income) expenses	8,652	7	(31)	994	53	9,675
Total changes recognized in income	(12,502)	156	4,837	13,109	(5)	5,595
Foreign currency translation	(1,071)	(2)	43	(161)	(3)	(1,194)
Total changes recognized in income and OCI	(13,573)	154	4,880	12,948	(8)	4,401
Cash flows:
Premiums received	31,876	—	—	—	—	31,876
Amounts paid to policyholders and other insurance service expenses paid	—	—	(11,878)	(14,078)	—	(25,956)
Insurance acquisition cash flows	(2,061)	—	—	—	—	(2,061)
Fees received from segregated funds	422	—	—	—	—	422
Other	794	—	(428)	27	—	393
Total cash flows	31,031	—	(12,306)	(14,051)	—	4,674
Investment component excluded from insurance revenue and insurance service expense	(9,443)	—	7,164	2,279	—	—
Dispositions (Note 3)	(1,178)	—	(3,070)	(561)	—	(4,809)
Net balances, end of year	$119,956	$358	$(1,505)	$15,848	$828	$135,485
Insurance contract liabilities, end of year	$117,440	$358	$1,195	$15,848	$828	$135,669
Insurance contract assets, end of year	2,516	—	(2,700)	—	—	(184)
Net balances, end of year	$119,956	$358	$(1,505)	$15,848	$828	$135,485

Notes to the Consolidated Financial Statements	Sun Life Financial Inc.	December 31, 2024	75

Reinsurance Contracts Held By Measurement Component
The following table shows the changes in net assets for reinsurance contracts held by measurement component:

For the years ended and as at December 31,		2024			2023
Estimates of PV of future cash flows		Risk adjustment	CSM	Total	Estimates of PV of future cash flows	Risk adjustment	CSM	Total
Reinsurance contract held, beginning of year:
Reinsurance contract held assets — non-PAA	$3,848	$1,431	$174	$5,453	$4,061	$1,450	$163	$5,674
Reinsurance contract held assets — PAA	324	17	—	341	440	1	—	441
Reinsurance contract held liabilities — non-PAA	(2,355)	847	(115)	(1,623)	(2,275)	771	(58)	(1,562)
Reinsurance contract held liabilities — PAA	—	—	—	—	(49)	8	—	(41)
Net balances, beginning of year	$1,817	$2,295	$59	$4,171	$2,177	$2,230	$105	$4,512
Changes related to current service:
CSM recognized for services received	—	—	18	18	—	—	(4)	(4)
Risk adjustment recognized for non-financial risk expired	—	(174)	—	(174)	—	(148)	—	(148)
Experience adjustments	151	—	—	151	137	—	—	137
Total changes related to current service	151	(174)	18	(5)	137	(148)	(4)	(15)
Changes related to future service:
Changes in estimates that adjust CSM	490	(130)	(360)	—	68	(52)	(16)	—
Loss recoveries at initial recognition of onerous underlying contracts	—	—	44	44	—	—	35	35
Changes in estimates that relate to losses and reversals of losses on groups of underlying contracts	113	1	(47)	67	(6)	23	(4)	13
Contracts initially recognized in the year	(56)	120	(64)	—	(45)	102	(57)	—
Total changes related to future service	547	(9)	(427)	111	17	73	(42)	48
Changes related to past service — Adjustments to FCF for incurred claims	7	4	—	11	(38)	(9)	—	(47)
Reinsurance contract held net income (expense)	705	(179)	(409)	117	116	(84)	(46)	(14)
Insurance finance income (expenses) from reinsurance contracts held	(139)	192	(1)	52	(120)	164	1	45
Total changes recognized in income	566	13	(410)	169	(4)	80	(45)	31
Foreign currency translation	286	51	13	350	(81)	(14)	(2)	(97)
Total changes recognized in income and OCI	852	64	(397)	519	(85)	66	(47)	(66)
Cash flows:
Premiums paid	1,407	—	—	1,407	1,525	—	—	1,525
Amounts recovered from reinsurers	(1,508)	—	—	(1,508)	(1,434)	—	—	(1,434)
Other	(164)	—	—	(164)	(279)	—	—	(279)
Total cash flows	(265)	—	—	(265)	(188)	—	—	(188)
Dispositions (Note 3)	—	—	—	—	(25)	(9)	1	(33)
Contracts modified	—	—	—	—	5	—	—	5
Changes in PAA balance	68	—	—	68	(67)	8	—	(59)
Net balances, end of year	$2,472	$2,359	$(338)	$4,493	$1,817	$2,295	$59	$4,171
Reinsurance contract held, end of year:
Reinsurance contract held assets — non-PAA	$4,292	$1,487	$130	$5,909	$3,848	$1,431	$174	$5,453
Reinsurance contract held assets — PAA	392	17	—	409	324	17	—	341
Reinsurance contract held liabilities — non-PAA	(2,212)	855	(468)	(1,825)	(2,355)	847	(115)	(1,623)
Reinsurance contract held liabilities — PAA	—	—	—	—	—	—	—	—
Net balances, end of year	$2,472	$2,359	$(338)	$4,493	$1,817	$2,295	$59	$4,171

76	Sun Life Financial Inc.	December 31, 2024	Notes to the Consolidated Financial Statements

Reinsurance Contracts Held By Remaining Coverage and Incurred Claims
The following table shows the changes in net assets for remaining coverage and incurred claims for reinsurance contracts held:

Asset for remaining coverage			Asset for incurred claims
				Contracts using PAA
For the year ended and as at December 31, 2024	Excluding loss-recovery component	Loss-recovery component	Contracts not using PAA	Estimates of PV of future cash flows	Risk Adjustment	Total
Reinsurance contract held assets, beginning of year	$5,019	$56	$383	$319	$17	$5,794
Reinsurance contract held liabilities, beginning of year	(1,599)	2	(26)	—	—	(1,623)
Net balances, beginning of year	$3,420	$58	$357	$319	$17	$4,171
Reinsurance contract held net income (expense) excluding changes in risk of non-performance by the reinsurer	(2,064)	92	1,339	717	1	85
Changes in the risk of non-performance by the reinsurer	2	—	(2)	—	—	—
Reinsurance contract held net income (expense)	(2,062)	92	1,337	717	1	85
Insurance finance income (expenses) from reinsurance contracts held	41	5	7	(1)	(1)	51
Total changes recognized in income	(2,021)	97	1,344	716	—	136
Foreign currency translation	310	—	38	20	—	368
Total changes recognized in income and OCI	(1,711)	97	1,382	736	—	504
Cash flows:
Premiums paid	2,179	—	—	—	—	2,179
Amounts recovered from reinsurers	—	—	(1,508)	(705)	—	(2,213)
Other	(322)	—	171	3	—	(148)
Total cash flows	1,857	—	(1,337)	(702)	—	(182)
Investment component excluded from reinsurance contract held net income (expense)	(60)	—	32	28	—	—
Net balances, end of year	$3,506	$155	$434	$381	$17	$4,493
Reinsurance contract held assets, end of year	$5,403	$153	$364	$381	$17	$6,318
Reinsurance contract held liabilities, end of year	(1,897)	2	70	—	—	(1,825)
Net balances, end of year	$3,506	$155	$434	$381	$17	$4,493

Notes to the Consolidated Financial Statements	Sun Life Financial Inc.	December 31, 2024	77

Asset for remaining coverage			Asset for incurred claims
				Contracts using PAA
For the year ended and as at December 31, 2023	Excluding loss-recovery component	Loss-recovery component	Contracts not using PAA	Estimates of PV of future cash flows	Risk Adjustment	Total
Reinsurance contract held assets, beginning of year	$4,894	$18	$752	$450	$1	$6,115
Reinsurance contract held liabilities, beginning of year	(1,501)	—	(40)	(70)	8	(1,603)
Net balances, beginning of year	$3,393	$18	$712	$380	$9	$4,512
Reinsurance contract held net income (expense) excluding changes in risk of non-performance by the reinsurer	(1,994)	38	1,300	580	7	(69)
Changes in the risk of non-performance by the reinsurer	24	—	(24)	—	—	—
Reinsurance contract held net income (expense)	(1,970)	38	1,276	580	7	(69)
Insurance finance income (expenses) from reinsurance contracts held	23	2	8	25	1	59
Total changes recognized in income	(1,947)	40	1,284	605	8	(10)
Foreign currency translation	(67)	—	(82)	(22)	—	(171)
Total changes recognized in income and OCI	(2,014)	40	1,202	583	8	(181)
Cash flows:
Premiums paid	2,268	—	—	—	—	2,268
Amounts recovered from reinsurers	—	—	(1,549)	(562)	—	(2,111)
Other	(165)	—	(30)	(2)	—	(197)
Total cash flows	2,103	—	(1,579)	(564)	—	(40)
Investment component excluded from reinsurance contract held net income (expense)	(69)	—	44	25	—	—
Dispositions (Note 3)	7	—	(22)	(105)	—	(120)
Net balances, end of year	$3,420	$58	$357	$319	$17	$4,171
Reinsurance contract held assets, end of year	$5,019	$56	$383	$319	$17	$5,794
Reinsurance contract held liabilities, end of year	(1,599)	2	(26)	—	—	(1,623)
Net balances, end of year	$3,420	$58	$357	$319	$17	$4,171
10.B.ii CSM Movement Analysis
Insurance Contracts Issued
The following table shows the changes in CSM by reportable segment for insurance contracts issued:

For the year ended and as at December 31, 2024	Canada	U.S.	Asia	Corporate	Total
Net balances, beginning of year	$6,062	$1,162	$4,621	$—	$11,845
Changes recognized in income and OCI:
CSM recognized for services provided	(493)	(118)	(506)	—	(1,117)
Changes in estimates that adjust CSM	(1)	(101)	576	—	474
Contracts initially recognized in the year	512	—	936	—	1,448
Insurance finance (income) expenses from insurance contracts issued	(128)	10	21	—	(97)
Foreign currency translation	—	89	386	—	475
Net balances, end of year	$5,952	$1,042	$6,034	$—	$13,028

For the year ended and as at December 31, 2023	Canada	U.S.	Asia	Corporate	Total
Net balances, beginning of year	$5,481	$1,296	$3,811	$382	$10,970
Changes recognized in income and OCI:
CSM recognized for services provided	(432)	(116)	(365)	(10)	(923)
Changes in estimates that adjust CSM	492	(128)	555	(5)	914
Contracts initially recognized in the year	552	—	707	—	1,259
Insurance finance (income) expenses from insurance contracts issued	(31)	20	4	(1)	(8)
Foreign currency translation	—	(29)	(91)	14	(106)
Dispositions	—	119	—	(380)	(261)
Net balances, end of year	$6,062	$1,162	$4,621	$—	$11,845

78	Sun Life Financial Inc.	December 31, 2024	Notes to the Consolidated Financial Statements

Reinsurance Contracts Held
The following table shows the changes in CSM by reportable segment for reinsurance contracts held:

For the year ended and as at December 31, 2024	Canada	U.S.	Asia	Corporate	Total
Net balances, beginning of year	$32	$9	$18	$—	$59
Changes recognized in income and OCI:
CSM recognized for services received	26	(5)	(3)	—	18
Changes in estimates that adjust CSM	(529)	151	18	—	(360)
Loss recoveries at initial recognition of onerous underlying contracts	43	—	1	—	44
Changes in estimates that relate to losses and reversals of losses on groups of underlying contracts	(46)	—	(1)	—	(47)
Contracts initially recognized in the year	(82)	—	18	—	(64)
Insurance finance income (expenses) from reinsurance contracts held	(4)	2	1	—	(1)
Foreign currency translation	—	9	4	—	13
Net balances, end of year	$(560)	$166	$56	$—	$(338)

For the year ended and as at December 31, 2023	Canada	U.S.	Asia	Corporate	Total
Net balances, beginning of year	$(20)	$128	$(7)	$4	$105
Changes recognized in income and OCI:
CSM recognized for services received	—	(7)	1	2	(4)
Changes in estimates that adjust CSM	78	(113)	26	(7)	(16)
Loss recoveries at initial recognition of onerous underlying contracts	34	—	1	—	35
Changes in estimates that relate to losses and reversals of losses on groups of underlying contracts	(3)	—	(1)	—	(4)
Contracts initially recognized in the year	(57)	—	—	—	(57)
Insurance finance income (expenses) from reinsurance contracts held	—	1	—	—	1
Foreign currency translation	—	—	(2)	—	(2)
Dispositions	—	—	—	1	1
Net balances, end of year	$32	$9	$18	$—	$59

Notes to the Consolidated Financial Statements	Sun Life Financial Inc.	December 31, 2024	79

10.B.iii Analysis of Insurance Revenue
Insurance revenue in the Consolidated Statements of Operations consists of the following:

For the years ended	Canada	U.S	Asia	Corporate	Total
December 31, 2024
For contracts not measured using the PAA:
Amounts relating to changes in liabilities for remaining coverage:
Expected claims and other expenses(1)	$3,084	$1,112	$637	$9	$4,842
Release of risk adjustment(1)	353	61	182	—	596
CSM recognized for services provided	493	118	506	—	1,117
Income taxes specifically chargeable to the policyholder	(6)	—	32	—	26
Amortization of insurance acquisition cash flows	190	—	151	—	341
Total insurance revenue for contracts not measured using the PAA	4,114	1,291	1,508	9	6,922
For contracts measured using the PAA:
Insurance revenue	4,664	11,005	46	—	15,715
Total insurance revenue	$8,778	$12,296	$1,554	$9	$22,637
December 31, 2023
For contracts not measured using the PAA:
Amounts relating to changes in liabilities for remaining coverage:
Expected claims and other expenses(1)	$2,924	$1,092	$655	$68	$4,739
Release of risk adjustment(1)	344	32	162	7	545
CSM recognized for services provided	432	116	365	10	923
Income taxes specifically chargeable to the policyholder	5	—	—	—	5
Amortization of insurance acquisition cash flows	90	—	112	—	202
Total insurance revenue for contracts not measured using the PAA	3,795	1,240	1,294	85	6,414
For contracts measured using the PAA:
Insurance revenue	4,370	10,481	91	—	14,942
Total insurance revenue	$8,165	$11,721	$1,385	$85	$21,356

(1)Expected claims and other expenses excludes investment components and amounts allocated to the loss component. Release of risk adjustment excludes amounts allocated to the loss component and amounts related to changes in the time value of money, which are recognized in Insurance finance income (expenses).

80	Sun Life Financial Inc.	December 31, 2024	Notes to the Consolidated Financial Statements

10.B.iv Contracts initially Recognized in the Period
The tables in this section illustrate the effect on the Consolidated Statements of Financial Position of insurance contracts initially recognized during the period, excluding contracts measured using the PAA.
Insurance Contracts Issued

For the year ended December 31, 2024	Canada	U.S.	Asia	Corporate	Total
Contracts initially recognized in the period (excluding acquisitions):
Amounts related to all contracts initially recognized:
Estimates of present value of future cash inflows	$(9,182)	$—	$(8,539)	$—	$(17,721)
Estimates of present value of future cash outflows:
Insurance acquisition cash flows	1,033	—	1,744	—	2,777
Other cash outflows	7,456	—	5,629	—	13,085
Risk adjustment	293	—	237	—	530
CSM	512	—	936	—	1,448
Total contracts initially recognized in the period (excluding acquisitions)	$112	$—	$7	$—	$119
Amounts related to onerous contracts included in total contracts above:
Estimates of present value of future cash inflows	$(1,186)	$—	$(92)	$—	$(1,278)
Estimates of present value of future cash outflows:
Insurance acquisition cash flows	101	—	21	—	122
Other cash outflows	1,076	—	70	—	1,146
Risk adjustment	121	—	8	—	129
Total onerous contracts	$112	$—	$7	$—	$119

For the year ended December 31, 2023	Canada	U.S.	Asia	Corporate	Total
Contracts initially recognized in the period (excluding acquisitions):
Amounts related to all contracts initially recognized:
Estimates of present value of future cash inflows	$(9,564)	$—	$(6,181)	$—	$(15,745)
Estimates of present value of future cash outflows:
Insurance acquisition cash flows	1,009	—	1,277	—	2,286
Other cash outflows	7,804	—	3,953	—	11,757
Risk adjustment	260	—	253	—	513
CSM	552	—	707	—	1,259
Total contracts initially recognized in the period (excluding acquisitions)	$61	$—	$9	$—	$70
Amounts related to onerous contracts included in total contracts above:
Estimates of present value of future cash inflows	$(1,978)	$—	$(129)	$—	$(2,107)
Estimates of present value of future cash outflows:
Insurance acquisition cash flows	77	—	25	—	102
Other cash outflows	1,845	—	108	—	1,953
Risk adjustment	117	—	5	—	122
Total onerous contracts	$61	$—	$9	$—	$70

Notes to the Consolidated Financial Statements	Sun Life Financial Inc.	December 31, 2024	81

Reinsurance Contracts Held

For the year ended December 31, 2024	Canada	U.S.	Asia	Corporate	Total
Contracts initially recognized in the period (excluding acquisitions):
Amounts related to all contracts initially recognized:
Estimates of present value of future cash inflows	$275	$—	$289	$—	$564
Estimates of present value of future cash outflows:
Premiums and other expenses	(275)	—	(345)	—	(620)
Risk adjustment	82	—	38	—	120
CSM	(82)	—	18	—	(64)
Total contracts initially recognized in the period (excluding acquisitions)	$—	$—	$—	$—	$—
Amounts related to contracts initially recognized in the period with a loss recovery component included in total contracts above:
Estimates of present value of future cash inflows	$155	$—	$3	$—	$158
Estimates of present value of future cash outflows:
Premiums and other expenses	(145)	—	(3)	—	(148)
Risk adjustment	56	—	—	—	56
CSM	(66)	—	—	—	(66)
Total reinsurance contracts held with a loss recovery component	$—	$—	$—	$—	$—
Loss recoveries at initial recognition of onerous underlying contracts	$43	$—	$1	$—	$44

For the year ended December 31, 2023	Canada	U.S.	Asia	Corporate	Total
Contracts initially recognized in the period (excluding acquisitions):
Amounts related to all contracts initially recognized:
Estimates of present value of future cash inflows	$264	$—	$85	$—	$349
Estimates of present value of future cash outflows:
Premiums and other expenses	(277)	—	(117)	—	(394)
Risk adjustment	70	—	32	—	102
CSM	(57)	—	—	—	(57)
Total contracts initially recognized in the period (excluding acquisitions)	$—	$—	$—	$—	$—
Amounts related to contracts initially recognized in the period with a loss recovery component included in total contracts above:
Estimates of present value of future cash inflows	$148	$—	$1	$—	$149
Estimates of present value of future cash outflows:
Premiums and other expenses	(147)	—	(1)	—	(148)
Risk adjustment	45	—	—	—	45
CSM	(46)	—	—	—	(46)
Total reinsurance contracts held with a loss recovery component	$—	$—	$—	$—	$—
Loss recoveries at initial recognition of onerous underlying contracts	$34	$—	$1	$—	$35

82	Sun Life Financial Inc.	December 31, 2024	Notes to the Consolidated Financial Statements

10.B.v Impact of Method and Assumption Changes
Impacts of method and assumption changes on insurance contracts, are as follows:

For the year ended December 31, 2024	Income impact	Deferred in CSM	Description
Mortality / Morbidity	$(79)	$206	Updates to reflect mortality and morbidity experience in all jurisdictions. The largest items were favourable mortality impacts in Group Retirement Services and Individual Wealth in Canada, and the Philippines in Asia. These were partially offset by an unfavourable mortality impact in Individual Insurance in Canada.
Policyholder behaviour	(74)	(152)	Updates to reflect lapse and policyholder behaviour in all jurisdictions. The largest items were an adverse lapse impact in In-force Management in the U.S. and in Vietnam in Asia.
Expense	(36)	(26)	Updates to expenses in all jurisdictions.
Financial	10	62	Updates to various financial related assumptions.
Modelling enhancements and other	265	(60)	Various enhancements and methodology changes. The largest items were the favourable impact of refinements in the International and Hong Kong blocks in Asia, offset by the impact of a new reinsurance treaty in In-force Management in the U.S. that was favourable to net income but unfavourable to CSM.
Total (pre-tax)	$86	$30

For the year ended December 31, 2023	Income impact	Deferred in CSM	Description
Mortality / Morbidity	$(115)	$179	Updates to reflect mortality/morbidity experience in all jurisdictions. The largest items were favourable mortality impacts in the UK Annuities in the U.S and Group Retirement Services in Canada. These were offset partially by adverse mortality in In-force Management in the U.S. Mortality updates impacting CSM favourably are funded at locked-in rates that are lower than current rates resulting in a negative net income impact. Additionally, favourable morbidity impacts in Group Benefits in the U.S. were largely offset by unfavourable morbidity updates in Sun Life Health in Canada.
Policyholder behaviour	(75)	(274)	Updates to reflect lapse and policyholder behaviour in all jurisdictions. The largest items were an adverse lapse impact in Individual Term and Universal Life in Canada, and in International, Hong Kong and Vietnam in Asia.
Expense	10	(171)	Updates to reflect higher costs related to IFRS 17 infrastructure and higher cost in Canada.
Financial	163	202	Updates to various financial related assumptions including the ultimate risk-free rate.
Modelling enhancements and other	107	382	Various enhancements and methodology changes. The largest items were favourable impacts from refinements to the modelling of guarantees for the Individual Par in Canada and International Universal Life in Asia, as well as modelling enhancements in Vietnam in Asia offset partially by a refinement in Group in Canada and to reinsurance and other provisions in Hong Kong in Asia.
Total (pre-tax)	$90	$318

Notes to the Consolidated Financial Statements	Sun Life Financial Inc.	December 31, 2024	83

10.C Expectation of When CSM Will Be Recognized in Income
Insurance Contracts Issued
The following tables illustrate the expected timing of CSM amortization into Insurance revenue for insurance contracts issued:

	Canada	U.S.	Asia	Corporate	Total
As at December 31, 2024
Within 1 year	$450	$104	$497	$—	$1,051
1-3 years	805	180	883	—	1,868
3-5 years	692	149	750	—	1,591
5-10 years	1,325	266	1,382	—	2,973
Over 10 years	2,680	343	2,522	—	5,545
Total	$5,952	$1,042	$6,034	$—	$13,028
As at December 31, 2023
Within 1 year	$476	$112	$387	$—	$975
1-3 years	848	194	677	—	1,719
3-5 years	726	162	571	—	1,459
5-10 years	1,378	294	1,075	—	2,747
Over 10 years	2,634	400	1,911	—	4,945
Total	$6,062	$1,162	$4,621	$—	$11,845
Reinsurance Contracts Held
The following tables illustrate the expected timing of CSM amortization into net income (expense) for reinsurance contracts held:

	Canada	U.S.	Asia	Corporate	Total
As at December 31, 2024
Within 1 year	$52	$(15)	$(5)	$—	$32
1-3 years	92	(26)	(9)	—	57
3-5 years	77	(22)	(8)	—	47
5-10 years	138	(42)	(14)	—	82
Over 10 years	201	(61)	(20)	—	120
Total	$560	$(166)	$(56)	$—	$338
As at December 31, 2023
Within 1 year	$(2)	$(3)	$(1)	$—	$(6)
1-3 years	(3)	(4)	(2)	—	(9)
3-5 years	(3)	(3)	(2)	—	(8)
5-10 years	(7)	(2)	(4)	—	(13)
Over 10 years	(17)	3	(9)	—	(23)
Total	$(32)	$(9)	$(18)	$—	$(59)

84	Sun Life Financial Inc.	December 31, 2024	Notes to the Consolidated Financial Statements

10.D CSM and Insurance Revenue by Transition Method
Insurance Contracts Issued
The following table shows the reconciliations of the CSM and the amount of insurance revenue recognized separately for insurance contracts issued that existed at the transition date to which the fair value transition approach was applied as described in Note 1. The reconciliation of the CSM for all other contracts is for contracts issued after the transition date that are not measured using the PAA. Insurance revenue for all other contracts includes contracts issued after the transition date as well as all revenue from all contracts measured using the PAA.

For the years ended December 31,	2024		2023
	Fair value at Transition	All other contracts	Fair value at Transition	All other contracts
Contractual Service Margin:
Balances, beginning of year	$9,701	$2,144	$10,205	$765
Changes related to current service:
CSM recognized for services provided	(906)	(211)	(822)	(101)
Changes related to future service:
Changes in estimates that adjust CSM	506	(32)	703	211
Contracts initially recognized in the year	—	1,448	—	1,259
Insurance finance income (expenses) from insurance contracts issued	(147)	50	(39)	31
Foreign currency translation	329	146	(85)	(21)
Dispositions	—	—	(261)	—
Balances, end of year	$9,483	$3,545	$9,701	$2,144
Insurance revenue	$5,765	$16,872	$5,716	$15,640
Reinsurance Contracts Held
The following table shows the reconciliations of the CSM separately for reinsurance contracts held that existed at the transition date to which the fair value transition approach was applied. The reconciliation of the CSM for all other contracts is for contracts issued after the transition date that are not measured using the PAA.

For the years ended December 31,	2024		2023
	Fair value at Transition	All other contracts	Fair value at Transition	All other contracts
Contractual Service Margin:
Balances, beginning of year	$146	$(87)	$175	$(70)
Changes related to current service:
CSM recognized for services received	7	11	(11)	7
Changes related to future service:
Changes in estimates that adjust CSM	(344)	(16)	(22)	6
Loss recoveries at initial recognition of onerous underlying contracts	—	44	—	35
Changes in estimates that relate to losses and reversals of losses on groups of underlying contracts	(39)	(8)	3	(7)
Contracts initially recognized in the year	—	(64)	—	(57)
Insurance finance income (expenses) from reinsurance contracts held	—	(1)	2	(1)
Foreign currency translation	7	6	(2)	—
Dispositions	—	—	1	—
Balances, end of year	$(223)	$(115)	$146	$(87)

Notes to the Consolidated Financial Statements	Sun Life Financial Inc.	December 31, 2024	85

10.E Underlying Items for Insurance Contracts Issued with Direct Participation Features
The fair value of the underlying items for insurance contract liabilities for the account of segregated fund holders are included in Note 21.

The composition and fair value of the underlying items for other insurance contracts with direct participation features included in the Consolidated Statements of Financial Position, are as follows:

As at December 31,	2024	2023
Cash, cash equivalents and short-term securities	$5,115	$3,529
Debt securities	26,349	23,668
Equity securities	6,877	4,790
Mortgages and loans	11,518	10,746
Derivative assets	211	250
Other financial invested assets	2,666	2,260
Investment properties	5,714	5,967
Total	$58,450	$51,210
10.F Insurance Service Expenses

For the years ended December 31,	2024	2023
Incurred claims and other expenses(1)	$20,163	$16,853
Amortization of insurance acquisition cash flows	341	202
Insurance acquisition cash flows expensed as incurred	1,258	1,174
Changes related to future service (losses on onerous groups and reversals of such losses)	266	126
Changes related to past service (changes in FCF related to liability for incurred claims)	(2,397)	95
Total insurance service expenses	$19,631	$18,450

(1)Incurred claims and other expenses excludes investment components.
10.G Role of the Appointed Actuary
The Appointed Actuary is appointed by the Board and is responsible for ensuring that the assumptions and methods used in the valuation of policy liabilities are in accordance with accepted actuarial practice in Canada, applicable legislation, and associated regulations or directives.

The Appointed Actuary is required to provide an opinion regarding the appropriateness of the policy liabilities at the statement dates. Examination of supporting data for accuracy and completeness and analysis of the assets supporting the policy liabilities are important elements of the work required to form this opinion.

The Appointed Actuary is required each year to investigate the financial condition of the Company and prepare a report for the Board. The 2024 analysis tested our capital adequacy to December 31, 2028, under various adverse economic and business conditions. The Appointed Actuary reviews the calculation of our Life Insurance Capital Adequacy Test ("LICAT") ratios.

86	Sun Life Financial Inc.	December 31, 2024	Notes to the Consolidated Financial Statements

11. Other Liabilities
11.A Composition of Other Liabilities

As at December 31,	2024	2023
Accounts payable	$2,559	$2,493
Bank overdrafts and cash pooling	175	—
Repurchase agreements (Note 5)	2,840	2,705
Accrued expenses and taxes	4,904	4,433
Credit facilities(1)	2,126	2,330
Borrowed funds(2)	361	333
Accrued post-retirement benefit liability (Note 24)	351	355
Secured borrowings from mortgage securitization (Note 5)	1,854	2,119
Lease liabilities	946	989
Other financial liabilities (Note 5)(3)	2,265	2,449
Obligations for securities borrowing	239	223
Collateralized loan obligations (Note 5)	5,028	3,247
Deferred payments liability	197	240
Other(1)	2,447	1,739
Total other liabilities	$26,292	$23,655

(1)    Interest expense on credit facilities and other borrowings was $148 in 2024 (2023 — $167).
(2)    The change in Borrowed funds relates to net cash flow changes of $23 in 2024 (2023 — $(72)) and foreign exchange rate movements of $5 in 2024 (2023 — $2).
(3)    Comprises of financial liabilities related to acquisitions, including put option liabilities and financial liabilities due to NCI. Interest expense on financial liabilities related to acquisitions was $87 in 2024 (2023 — $91).

Other financial liabilities include obligations to purchase outstanding shares of certain SLC Management subsidiaries. These amounts are initially measured at fair value. For obligations to purchase remaining outstanding shares, the price is based on the expected average EBITDA for respective subsidiaries using multiples in accordance with contractual terms as described in Note 5.A.iii. During the year, these amounts were revised to reflect the change in expected cash flows, resulting in an increase (decrease) in our liability of $(331) (2023 — $48), which has been recognized within operating expenses and commissions in the Consolidated Statements of Operations.
11.B Borrowed Funds
Borrowed funds include the following:

As at December 31,	Currency of borrowing	Maturity	2024	2023
Encumbrances on real estate	CAD	Current — 2032	$294	$258
Encumbrances on real estate	USD	2028	67	75
Total borrowed funds			$361	$333

Interest expense on the borrowed funds was $13 in 2024 (2023 — $14). The aggregate maturities of borrowed funds are included in Note 6.

12. Senior Debentures and Innovative Capital Instruments
12.A Senior Debentures(1)
The following obligations are included in Senior debentures as at December 31:

	Interest rate	Earliest par call or redemption date	Maturity	2024	2023
Sun Life Assurance senior debentures:
Issued to Sun Life Capital Trust ("SLCT I")
Series B issued June 25, 2002	7.093%	June 30, 2032(2)	2052	$200	$200
Fair value				$228	$220

(1)    All senior debentures are unsecured, and redemptions are subject to regulatory approval.
(2)    Redeemable in whole or in part on any interest payment date or in whole upon the occurrence of a Regulatory Event or Tax Event, as described in the debenture. Prior to June 30, 2032, the redemption price is the greater of par and a price based on the yield of a corresponding Government of Canada bond plus 0.32%; from June 30, 2032, the redemption price is par.

Notes to the Consolidated Financial Statements	Sun Life Financial Inc.	December 31, 2024	87

Fair value is determined based on quoted market prices for identical or similar instruments. When quoted market prices are not available, fair value is determined from observable market data by dealers that are typically the market makers. The fair value is categorized in Level 2 of the fair value hierarchy.
Interest expense on senior debentures was $14 for both 2024 and 2023.

The senior debentures issued by SLF Inc. are direct senior unsecured obligations and rank equally with other unsecured and unsubordinated indebtedness of SLF Inc.
12.B Innovative Capital Instruments
Innovative capital instruments consist of Sun Life ExchangEable Capital Securities ("SLEECS"), which were issued by SLCT I, established as a trust under the laws of Ontario. SLCT I issued Sun Life ExchangEable Capital Securities — Series B ("SLEECS B"), which are units representing an undivided beneficial ownership interest in the assets of that trust. SLEECS B are non-voting except in certain limited circumstances. Holders of the SLEECS B are eligible to receive semi-annual non-cumulative fixed cash distributions.

The proceeds of the issuance of the SLEECS B were used by SLCT I to purchase senior debentures of Sun Life Assurance. SLCT I is not consolidated by us. As a result, the innovative capital instruments are not reported on our Consolidated Financial Statements. However, the senior debentures issued by Sun Life Assurance to SLCT I are reported on our Consolidated Financial Statements.

The SLEECS B are structured to achieve Tier 1 regulatory capital treatment for SLF Inc. and Sun Life Assurance and, as such, have features of equity capital. No interest payments or distributions will be paid in cash by SLCT I on the SLEECS B if Sun Life Assurance fails to declare regular dividends (i) on its Class B Non-Cumulative Preferred Shares Series A, or (ii) on its public preferred shares, if any are outstanding (each, a "Missed Dividend Event"). If a Missed Dividend Event occurs, the net distributable funds of SLCT I will be distributed to Sun Life Assurance as the holder of Special Trust Securities of that trust.

If SLCT I fails to pay in cash the semi-annual interest payments or distributions on the SLEECS B in full for any reason other than a Missed Dividend Event, then, for a specified period of time, Sun Life Assurance will not declare dividends of any kind on any of its public preferred shares, and if no such public preferred shares are outstanding, SLF Inc. will not declare dividends of any kind on any of its preferred shares or common shares.

Each SLEECS B unit will be automatically exchanged for 40 non-cumulative perpetual preferred shares of Sun Life Assurance if any one of the following events occurs: (i) proceedings are commenced or an order is made for the winding-up of Sun Life Assurance; (ii) OSFI takes control of Sun Life Assurance or its assets; (iii) Sun Life Assurance’s capital ratios fall below applicable thresholds; or (iv) OSFI directs Sun Life Assurance to increase its capital or provide additional liquidity and Sun Life Assurance either fails to comply with such direction or elects to have the SLEECS B automatically exchanged ("Automatic Exchange Event"). Upon an Automatic Exchange Event, former holders of the SLEECS B will cease to have any claim or entitlement to distributions, interest or principal against SLCT I and will rank as preferred shareholders of Sun Life Assurance in a liquidation of Sun Life Assurance.

The table below presents additional significant terms and conditions of the SLEECS:

Issuer	Issuance date	Distribution or interest payment dates	Annual yield	Redemption date at the issuer’s option	Conversion date at the holder’s option	Principal amount
Sun Life Capital Trust ("SLCT I")(1)(2)(3)(4)
SLEECS B	June 25, 2002	June 30, December 31	7.093%	June 30, 2007	Any time	$200

(1)    Subject to regulatory approval, SLCT I may (i) redeem any outstanding SLEECS, in whole or in part, on the redemption date specified above or on any distribution date thereafter and (ii) may redeem all, but not part of any class of SLEECS upon occurrence of a Regulatory Event or a Tax Event, prior to the redemption date specified above.
(2)    The SLEECS B may be redeemed for cash equivalent to (i) the greater of the Early Redemption Price or the Redemption Price if the redemption occurs prior to June 30, 2032 or (ii) the Redemption Price if the redemption occurs on or after June 30, 2032. Redemption Price is equal to one thousand dollars plus the unpaid distributions, other than unpaid distributions resulting from a Missed Dividend Event, to the redemption date. Early Redemption Price for the SLEECS B is the price calculated to provide an annual yield, equal to the yield of a Government of Canada bond issued on the redemption date that has a maturity date of June 30, 2032, plus 32 basis points, plus the unpaid distributions, other than unpaid distributions resulting from a Missed Dividend Event, to the redemption date.
(3)    The non-cumulative perpetual preferred shares of Sun Life Assurance issued upon an Automatic Exchange Event in respect of the SLEECS B will become convertible, at the option of the holder, into a variable number of common shares of SLF Inc. on distribution dates on or after December 31, 2032.
(4)    Holders of SLEECS B may exchange, at any time, all or part of their SLEECS B units for non-cumulative perpetual preferred shares of Sun Life Assurance at an exchange rate for each SLEECS of 40 non-cumulative perpetual preferred shares of Sun Life Assurance. SLCT I will have the right, at any time before the exchange is completed, to arrange for a substituted purchaser to purchase SLEECS tendered for surrender to SLCT I so long as the holder of the SLEECS so tendered has not withheld consent to the purchase of its SLEECS. Any non-cumulative perpetual preferred shares issued in respect of an exchange by the holders of SLEECS B will become convertible, at the option of the holder, into a variable number of common shares of SLF Inc. on distribution dates on or after December 31, 2032.

88	Sun Life Financial Inc.	December 31, 2024	Notes to the Consolidated Financial Statements

13. Subordinated Debt
The following obligations are included in Subordinated debt as at December 31, and qualify as capital for Canadian regulatory purposes:

	Interest rate	Earliest par call date(1)		Maturity	2024	2023
Sun Life Assurance:
Issued May 15, 1998(2)	6.30%	n/a		2028	$150	$150
Sun Life Financial Inc.:
Issued May 29, 2007(3)	5.40%	May 29, 2037	(4)	2042	399	398
Issued August 13, 2019(5)	2.38%	August 13, 2024		2029	—	750
Issued May 8, 2020(6)	2.58%	May 10, 2027		2032	998	997
Issued October 1, 2020(7)	2.06%	October 1, 2030		2035	747	747
Issued November 18, 2021(8)	2.46%	November 18, 2026		2031	499	498
Issued November 18, 2021(9)	2.80%	November 21, 2028		2033	997	996
Issued November 18, 2021(10)	3.15%	November 18, 2031		2036	498	498
Issued August 10, 2022(11)	4.78%	August 10, 2029		2034	648	647
Issued July 4, 2023(12)	5.50%	July 4, 2030		2035	497	497
Issued May 15, 2024(13)	5.12%	May 15, 2031		2036	746	—
Total subordinated debt					$6,179	$6,178
Fair value					$6,179	$5,888
(1)    Subject to regulatory approval all obligations are redeemable 5-years after issuance date. From the date noted, the redemption price is par and redemption may only occur on a scheduled interest payment date.
(2)    6.30% Debentures, Series 2, due 2028, issued by The Mutual Life Assurance Company of Canada, which subsequently changed its name to Clarica Life Insurance Company ("Clarica") and was amalgamated with Sun Life Assurance. These debentures are redeemable at any time. Prior to May 15, 2028, the redemption price is the greater of par and a price based on the yield of a corresponding Government of Canada bond plus 0.16%.
(3)    Series 2007-1 Subordinated Unsecured 5.40% Fixed/Floating Debentures due 2042. From May 29, 2037, interest is payable at 1.00% over CDOR, subject to any necessary action to reflect the replacement of CDOR.
(4)    For redemption of the 2007 debentures prior to the date noted, the redemption price is the greater of par and a price based on the yield of a corresponding Government of Canada bond plus 0.250%.
(5)    Series 2019-1 Subordinated Unsecured 2.38% Fixed/Floating Debentures due 2029. On August 13, 2024, SLF Inc. redeemed all of the outstanding $750 principal amount of these debentures in accordance with the redemption terms attached to such debentures.
(6)    Series 2020-1 Subordinated Unsecured 2.58% Fixed/Floating Debentures due 2032. From May 10, 2027, interest is payable at 1.66% over CDOR, subject to transition to an alternative benchmark rate due to the interest rate benchmark reform. Between May 10, 2025 and May 10, 2027, the redemption price is the greater of par and a price based on the yield of a corresponding Government of Canada bond plus 0.515%.
(7)    Series 2020-2 Subordinated Unsecured 2.06% Fixed/Floating Debentures due 2035. From October 1, 2030, interest is payable at 1.03% over CDOR, subject to transition to an alternative benchmark rate due to the interest rate benchmark reform. Between October 1, 2025 and October 1, 2030, the redemption price is the greater of par and a price based on the yield of a corresponding Government of Canada bond plus 0.380%.
(8)    Series 2021-1 Subordinated Unsecured 2.46% Fixed/Floating Debentures due 2031. From November 18, 2026, interest is payable at 0.44% over CDOR, subject to transition to an alternative benchmark rate due to the interest rate benchmark reform.
(9)    Series 2021-2 Subordinated Unsecured 2.80% Fixed/Floating Debentures due 2033. From November 21, 2028, interest is payable at 0.69% over CDOR, subject to transition to an alternative benchmark rate due to the interest rate benchmark reform. Between November 21, 2026 and November 21, 2028, the redemption price is the greater of par and a price based on the yield of a corresponding Government of Canada bond plus 0.285%.
(10)    Series 2021-3 Subordinated Unsecured 3.15% Fixed/Floating Debentures due 2036. From November 18, 2031, interest is payable at 0.91% over CDOR, subject to transition to an alternative benchmark rate due to the interest rate benchmark reform. Between November 18, 2026 and November 18, 2031, the redemption price is the greater of par and a price based on the yield of a corresponding Government of Canada bond plus 0.335%.
(11)    Series 2022-1 Subordinated Unsecured 4.78% Fixed/Floating Debentures due 2034. From August 10, 2029, interest is payable at 1.96% over the CORRA. Between August 10, 2027 and August 10, 2029, the redemption price is the greater of par and a price based on the yield of a corresponding Government of Canada bond plus 0.520%.
(12)    Series 2023-1 Subordinated Unsecured 5.50% Fixed/Floating Debentures due 2035. From July 4, 2030, interest is payable at 1.93% over the CORRA. Between July 4, 2028 and July 4, 2030, the redemption price is the greater of par and a price based on the yield of a corresponding Government of Canada bond plus 0.525%.
(13)    Series 2024-1 Subordinated Unsecured 5.12% Fixed/Floating Debentures due 2036. From May 15, 2031, interest is payable at 1.46% over the CORRA. Between May 15, 2029 and May 15, 2031, the redemption price is the greater of par and a price based on the yield of a corresponding Government of Canada bond plus 0.355%.

Fair value is determined based on quoted market prices for identical or similar instruments. When quoted market prices are not available, fair value is determined from observable market data by dealers that are typically the market makers. The fair value is categorized in Level 2 of the fair value hierarchy.

Interest expense on subordinated debt was $223 and $213 for 2024 and 2023, respectively.

Notes to the Consolidated Financial Statements	Sun Life Financial Inc.	December 31, 2024	89

14. Share Capital
The authorized share capital of SLF Inc. consists of the following:
•An unlimited number of common shares without nominal or par value. Each common share is entitled to one vote at meetings of the shareholders of SLF Inc. There are no pre-emptive, redemption, purchase, or conversion rights attached to the common shares.
•An unlimited number of Class A and Class B non-voting shares, issuable in series. The Board is authorized before issuing the shares, to fix the number, the consideration per share, the designation of, and the rights and restrictions of the Class A and Class B shares of each series, subject to the special rights and restrictions attached to all the Class A and Class B shares. The Board has authorized 14 series of Class A non-voting preferred shares, 8 of which are outstanding.

The common and preferred shares of SLF Inc. qualify as capital for Canadian regulatory purposes. See Note 20.
Dividends and Restrictions on the Payment of Dividends
Under the Insurance Companies Act (Canada), SLF Inc. and Sun Life Assurance are each prohibited from declaring or paying a dividend on any of its shares if there are reasonable grounds for believing that it is, or by paying the dividend would be, in contravention of: (i) the requirement that it maintains adequate capital and adequate and appropriate forms of liquidity, (ii) any regulations under the Insurance Companies Act (Canada) in relation to capital and liquidity, and (iii) any order by which OSFI directs it to increase its capital or provide additional liquidity.

SLF Inc. and Sun Life Assurance have each covenanted that, if a distribution is not paid when due on any outstanding SLEECS issued by SLCT I, then (i) Sun Life Assurance will not pay dividends on its public preferred shares, if any are outstanding, and (ii) if Sun Life Assurance does not have any public preferred shares outstanding, then SLF Inc. will not pay dividends on its preferred shares or common shares, in each case, until the 12th month following the failure to pay the required distribution in full, unless the required distribution is paid to the holders of SLEECS. Public preferred shares means preferred shares issued by Sun Life Assurance which: (a) have been issued to the public (excluding any preferred shares held beneficially by affiliates of Sun Life Assurance); (b) are listed on a recognized stock exchange; and (c) have an aggregate liquidation entitlement of at least $200. As at December 31, 2024, Sun Life Assurance did not have any outstanding shares that qualify as public preferred shares.

The terms of SLF Inc.’s outstanding preferred shares provide that for so long as Sun Life Assurance is a subsidiary of SLF Inc., no dividends on such preferred shares are to be declared or paid if Sun Life Assurance’s minimum regulatory capital ratio falls below the applicable threshold.

In addition, under the terms of SLF Inc.’s outstanding preferred shares, SLF Inc. cannot pay dividends on its common shares without the approval of the holders of those preferred shares unless all dividends on the preferred shares for the last completed period for which dividends are payable have been declared and paid or set apart for payment.

Currently, the above limitations do not restrict the payment of dividends on SLF Inc.’s preferred or common shares.

The declaration and payment of dividends on SLF Inc.’s shares are at the sole discretion of the Board of Directors and will be dependent upon our earnings, financial condition and capital requirements. Dividends may be adjusted or eliminated at the discretion of the Board on the basis of these or other considerations.
14.A Common Shares
Changes in common shares issued and outstanding for the years ended December 31 were as follows:

	2024		2023
Common shares (in millions of shares)	Number of shares	Amount	Number of shares	Amount
Balance, beginning of year	584.6	$8,327	586.4	$8,311
Stock options exercised (Note 18)	0.8	47	1.0	56
Common shares purchased for cancellation	(11.5)	(182)	(2.8)	(40)
Balance, end of year	573.9	$8,192	584.6	$8,327

On August 29, 2023, we launched a normal course issuer bid (the "NCIB") to purchase up to 17 million of our common shares, which expired on August 28, 2024. In August 2024, we renewed the NCIB to purchase up to 15 million of our common shares between August 29, 2024 and, at the latest, August 28, 2025. We implemented an automatic repurchase plan with our designated broker in order to facilitate purchases of common shares under the NCIB. Under the automatic repurchase plan, our designated broker is able to purchase common shares pursuant to the NCIB at times when we ordinarily would not be active in the market due to applicable securities laws or self-imposed blackout periods. Any common shares purchased by us pursuant to the NCIB will be cancelled or used in connection with certain equity settled incentive arrangements.

For the year ended December 31, 2024, we purchased and cancelled an aggregate of approximately 11.5 million common shares (2023 — 2.8 million common shares) at an average price per share of $74.27 (2023 — $66.61) for a total amount of $855 (2023 — $186) under the NCIB and incurred tax on net repurchases of equity of $16 (2023 — $nil). The total amount paid to purchase the shares pursuant to the NCIB and the tax incurred is recorded in our Consolidated Statements of Changes in Equity. The amount allocated to Common shares is based on the average cost per common share and amounts paid above the average cost are allocated to Retained earnings.

90	Sun Life Financial Inc.	December 31, 2024	Notes to the Consolidated Financial Statements

14.B Preferred Shares and Other Equity Instruments
There were no changes in preferred shares issued and outstanding for the years ended December 31, 2024 and December 31, 2023.

Further information on the preferred shares outstanding as at December 31, 2024, is as follows:

(in millions of shares)	Issue date	Annual dividend rate	Annual dividend per share		Earliest par call or redemption date(1)		Number of shares	Face amount	Net amount(2)
Class A Preferred shares
Series 3	January 13, 2006	4.45%		$1.11	Any time		10.0	$250	$245
Series 4	October 10, 2006	4.45%		$1.11	Any time		12.0	300	293
Series 5	February 2, 2007	4.50%		$1.13	Any time		10.0	250	245
Series 8R(3)	May 25, 2010	1.825%	(3)	$0.46	June 30, 2025	(4)	6.2	155	152
Series 9QR(5)	June 30, 2015	Floating	(6)	Floating	June 30, 2025	(7)	5.0	125	122
Series 10R(3)	August 12, 2011	2.967%	(3)	$0.74	September 30, 2026	(4)	6.8	171	167
Series 11QR(5)	September 30, 2016	Floating	(6)	Floating	September 30, 2026	(7)	1.2	29	28
Other equity instruments
Series 2021-1(8)	June 30, 2021	3.600%		n/a	June 30, 2026		1.0	1,000	987
Total preferred shares and other equity instruments							52.2	$2,280	$2,239

(1)    Redemption of all preferred shares and other equity instruments is subject to regulatory approval.
(2)    Net of after-tax issuance costs.
(3)    On the earliest redemption date and every five years thereafter, the dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus a spread specified for each series. The specified spread for Class A shares is: Series 8R – 1.41% and Series 10R – 2.17%. On the earliest redemption date and every five years thereafter, holders will have the right, at their option, to convert their shares into the series that is one number higher than their existing series.
(4)    Redeemable on the redemption date and every five years thereafter, in whole or in part, at $25.00 per share.
(5)    On the earliest redemption date and every five years thereafter, holders will have the right, at their option, to convert those shares into the series that is one number lower than their existing series.
(6)    Holders are entitled to receive quarterly floating rate non-cumulative dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus a spread specified for each series. The specified spread for Class A shares is: Series 9QR – 1.41% and Series 11QR – 2.17%.
(7)    Redeemable on the redemption date and every five years thereafter, in whole or in part, at $25.00 per share, and on any other date at $25.50 per share.
(8)    On the earliest redemption date and every five years thereafter, the interest rate will reset to an annual rate equal to the Government of Canada bond yield plus 2.604%.

15. Interests in Other Entities
15.A Subsidiaries
Our principal subsidiaries are Sun Life Assurance and Sun Life Global Investments Inc. Sun Life Assurance is our principal operating insurance company and holds our insurance operations in Canada, the U.S., the UK, the Philippines, Hong Kong, Indonesia and Vietnam. These insurance operations are operated directly by Sun Life Assurance or through other subsidiaries. Effective the second quarter of 2023, we completed the sale of our UK business unit. See Note 3. Sun Life Global Investments Inc. is a non-operating holding company that holds our asset management businesses, including MFS and the group of companies under SLC Management.

We are required to comply with various regulatory capital and solvency requirements in the jurisdictions in which we operate that may restrict our ability to access or use the assets of the group and to pay dividends. Further details on these restrictions are included in Notes 14 and 20.
15.B Joint Ventures and Associates
We have interests in various joint ventures and associates that principally operate in India, Malaysia, China, and the Philippines. We also have interests in joint ventures related to certain real estate investments in Canada. Our interests in these joint ventures and associates range from 24.99% to 50%. The following table summarizes, in aggregate, the financial information of these joint ventures and associates:

For the years ended and as at December 31,	2024	2023
Carrying amount of interests in joint ventures and associates	$1,796	$1,628
Our share of:
Net income (loss)	19	94
Other comprehensive income (loss)	194	(37)
Total comprehensive income (loss)	$213	$57

Notes to the Consolidated Financial Statements	Sun Life Financial Inc.	December 31, 2024	91

In 2024, we increased our investment in our joint ventures and associates by $17, primarily in Asia (2023 — $75). During 2024, we received dividends and other proceeds relating to our joint ventures and associates of $160 (2023 — $32). We also incurred rental expenses of $19 (2023 — $19) related to leases with our joint ventures and associates, with the remaining future rental payments payable to our joint ventures and associates totaling $151 over 8 years. As at December 31, 2024, we held $115 in redeemable subordinate debentures issued by an associate (December 31, 2023 — $64). These debentures carry coupon rates ranging from 7.3% to 8.2% and have maturity dates between 2031 to 2034.
15.C Joint Operations
We invest jointly in investment properties and owner-occupied properties which are co-managed under contractual relationships with the other investors. We share in the revenues and expenses generated by these properties in proportion to our investment. The carrying amount of these jointly controlled assets, which is included in Investment properties and in Other assets for owner-occupied properties, is $2,060 as at December 31, 2024 (December 31, 2023 — $2,100). The fair value of these jointly controlled assets is $2,114 as at December 31, 2024 (December 31, 2023 — $2,200).
15.D Unconsolidated Structured Entities
SLF Inc. and its subsidiaries have interests in various structured entities that are not consolidated by us. A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. We have an interest in a structured entity when we have a contractual or non-contractual involvement that exposes us to variable returns from the performance of the entity. Our interest includes investments held in securities or units issued by these entities and fees earned from management of the assets within these entities.

Information on our interests in unconsolidated structured entities is as follows:

As at December 31,			2024		2023
Type of structured entity	Type of investment held	Consolidated Statements of Financial Position line item	Carrying amount	Maximum exposure to loss(1)	Carrying amount	Maximum exposure to loss(1)
Securitization entities — third-party managed	Debt securities	Debt securities	$12,406	$12,406	$9,931	$9,931
Securitization entities — third-party managed	Short-term securities	Cash, cash equivalents and short-term securities	$1,048	$1,048	$539	$539
Investment funds — third-party managed	Investment fund units	Equity securities	$8,494	$8,494	$5,869	$5,869
Investment funds — company managed(2)	Investment fund units and Limited partnership units	Equity securities, Other financial invested assets, and Other non-financial invested assets	$4,119	$4,119	$3,484	$3,484
Limited partnerships — third-party managed	Limited partnership units	Other non-financial invested assets	$3,292	$3,292	$3,128	$3,128

(1)    The maximum exposure to loss is the maximum loss that we could record through comprehensive income as a result of our involvement with these entities.
(2)    Includes investments in funds managed by our joint ventures with a carrying amount of $99 (2023 — $97).
15.D.i Securitization Entities
Securitization entities are structured entities that are generally financed primarily through the issuance of debt securities that are backed by a pool of assets, such as mortgages or loans.
Third-Party Managed
Our investments in third-party managed securitization entities consist of asset-backed securities, such as commercial mortgage-backed securities, residential mortgage-backed securities, collateralized debt obligations ("CDOs"), and commercial paper. These securities are generally large-issue debt securities designed to transform the cash flows from a specific pool of underlying assets into tranches providing various risk exposures for investment purposes. We do not provide financial or other support to these entities other than our original investment and therefore our maximum exposure to loss on these investments is limited to the carrying amount of our investment. We do not have control over these investments since we do not have power to direct the relevant activities of these entities, regardless of the level of our investment.
Company Managed
We provide collateral management services to various securitization entities, primarily CDOs, from which we earn a fee for our services. The financial support provided to these entities is limited to the carrying amount of our investment in these entities. We provide no guarantees or other contingent support to these entities. We have not consolidated these entities since we do not have significant variability from our interests in these entities and we do not have any investment in these entities.

92	Sun Life Financial Inc.	December 31, 2024	Notes to the Consolidated Financial Statements

15.D.ii Investment Funds and Limited Partnerships
Investment funds and limited partnerships are investment vehicles that consist of a pool of funds collected from a group of investors for the purpose of investing in assets such as money market instruments, debt securities, equity securities, real estate, and other similar assets. The preceding table includes our investments in all investment funds, including mutual funds, exchange-traded funds, and segregated funds, and our investments in certain limited partnerships. Some of these investment funds and limited partnerships are structured entities. For all investment funds and limited partnerships, our maximum exposure to loss is equivalent to the carrying amount of our investment in the fund or partnership. Investment funds and limited partnerships are generally financed through the issuance of investment fund units or limited partnership units.
Third-Party Managed
We hold units in investment funds and limited partnerships managed by third-party asset managers. Our investments in fund units and limited partnership units generally give us an undivided interest in the investment performance of a portfolio of underlying assets managed or tracked to a specific investment mandate for investment purposes. We do not have control over investment funds or limited partnerships that are structured entities since we do not have power to direct their relevant activities.
Company Managed
We hold units in Company managed investment funds and limited partnerships. We generally have power over Company managed investment funds and limited partnerships that are structured entities since we have power to direct the relevant activities of the funds and limited partnerships. However, we have not consolidated these funds and limited partnerships since we do not have significant variability from our interests in these funds and limited partnerships. We earn management fees from the management of these investment funds and limited partnerships that are commensurate with the services provided and are reported in Fee income. Management fees are generally based on the value of the assets under management. Therefore, the fees earned are impacted by the composition of the assets under management and fluctuations in financial markets. The fee income earned is included in Fund management and other asset-based fees in Note 16. We also hold units in investment funds and limited partnerships managed by our joint ventures. Our share of the management fees earned is included as part of the Net income (loss) reported in Note 15.B.
15.E Consolidated Structured Entities
We control and consolidate structured entities related to the CLOs described in more detail in Note 5.A.i and investment funds managed by SLC Management and its affiliate managers which invest primarily in investment properties and entities which invest in renewable energy projects.

16. Fee Income

For the years ended December 31,	2024	2023
Fee income from service contracts:
Distribution fees	$1,026	$973
Fund management and other asset-based fees	6,089	5,595
Administrative service and other fees	1,466	1,264
Total fee income	$8,581	$7,832

Distribution fees and Fund management and other asset-based fees are primarily earned in the Asset Management segment. Administrative service and other fees are primarily earned in the Canada and U.S. segments. The fee income by business segment is presented in Note 4.

Notes to the Consolidated Financial Statements	Sun Life Financial Inc.	December 31, 2024	93

17. Operating Expenses and Commissions

For the years ended December 31,	2024	2023
Operating expenses incurred (insurance and non-insurance):
Employee expenses(1)	$6,629	$6,144
Premises and equipment	197	216
Capital asset depreciation	262	249
Service fees	1,350	1,220
Amortization and impairment of intangible assets and goodwill	678	349
Other expenses	2,944	2,610
Total operating expenses incurred (insurance and non-insurance)	12,060	10,788
Commissions incurred:
Insurance	2,243	2,084
Non-insurance	1,014	948
Total commissions incurred (insurance and non-insurance)	3,257	3,032
Total operating expenses and commissions incurred (insurance and non-insurance)	15,317	13,820
Less: Amounts directly attributable to the acquisition and fulfillment of insurance contracts	6,551	5,825
Total operating expenses and commissions	$8,766	$7,995

(1)    See table below for further details.

Employee expenses consist of the following:

For the years ended December 31,	2024	2023
Salaries, bonus, employee benefits	$5,977	$5,605
Share-based payments (Note 18)	610	491
Other personnel costs	42	48
Total employee expenses	$6,629	$6,144

18. Share-Based Payments
18.A Stock Option Plans
SLF Inc. has granted stock options to eligible employees under the Executive Stock Option Plan. These options are granted at the closing price of the common shares on the Toronto Stock Exchange ("TSX") on the grant date. The options granted under the stock option plans vest over a four-year period. All options have a maximum exercise period of 10 years. The maximum number of common shares that may be issued under the Executive Stock Option Plan is 29,525,000 shares.

The activities in the stock option plans for the years ended December 31, are as follows:

	2024		2023
	Number of stock options (thousands)	Weighted average exercise price	Number of stock options (thousands)	Weighted average exercise price
Balance, January 1,	3,428	$62.54	3,589	$58.51
Granted	488	$73.19	790	$67.68
Exercised	(708)	$58.13	(951)	$51.60
Forfeited	(88)	$69.25	—	$—
Balance, December 31,	3,120	$65.01	3,428	$62.54
Exercisable, December 31	1,390	$60.32	1,560	$57.89

The weighted average share price at the date of exercise of stock options for the year ended December 31, 2024 was $79.09 (2023 — $68.44).

Compensation expense for stock options was $6 for the year ended December 31, 2024 (2023 — $8).

94	Sun Life Financial Inc.	December 31, 2024	Notes to the Consolidated Financial Statements

The stock options outstanding as at December 31, 2024, by exercise price, are as follows:

Range of exercise prices	Number of stock options (thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price
$40.16 to $55.00	411	2.27	$49.79
$55.01 to $68.00	1,578	6.37	$65.26
$68.01 to $73.43	1,131	7.98	$70.20
Total stock options	3,120	6.41	$65.01

The weighted average fair values of the stock options, calculated using the Black-Scholes option pricing model, granted during the year ended December 31, 2024 was $12.22 (2023 — $11.54). The Black-Scholes option pricing model used the following assumptions to determine the fair value of options granted during the years ending December 31:

Weighted average assumptions	2024	2023
Risk-free interest rate	3.5%	3.4%
Expected volatility	22.7%	23.3%
Expected dividend yield	4.0%	4.0%
Expected life of the option (in years)	6.8	6.8
Exercise price	$73.19	$67.68

Expected volatility is based on historical volatility of the common shares, implied volatilities from traded options on the common shares, and other factors. The expected term of options granted is derived based on historical employee exercise behaviour and employee termination experience. The risk-free rate for periods within the expected term of the option is based on the Canadian government bond yield curve in effect at the time of grant.
18.B Employee Share Ownership Plan
In Canada, we match eligible employees’ contributions to the Sun Life Financial Employee Stock Plan. Employees may elect to contribute from 1% to 20% of their target annual compensation. Under this plan, the match is provided for employees who have met one year of employment eligibility and is equal to 50% of the employee’s contributions up to 5% of an employee’s annual compensation. The match is further capped by a one thousand five hundred dollar annual maximum. Our contributions vest immediately and are expensed. Effective July 1, 2024, we have modified the Sun Life Financial Employee Stock Plan such that employees may elect to contribute from 1% to 50% of their target annual compensation (to a maximum eligible compensation of 100,000 dollars). Under this modified plan, the match is provided for all eligible employees and is equal to 50% of the employee’s contributions up to 5% of an employee’s annual compensation. The match is further capped by a two thousand five hundred dollar annual maximum.

In the U.S., the Sun Life Financial U.S. Employee Stock Purchase Plan allows eligible employees to buy shares of SLF Inc. at a 10% discount at the end of six-month offering periods. Under this plan, employees who enroll can contribute from 1% to 10% of their base salary. At the end of each period, accumulated employee amounts are used to purchase stock, with the Company financing the 10% discount. The total annual contribution, including the company discount, is limited to U.S. twenty-five thousand dollars based on its fair market value on the offering date.

We recorded an expense of $14 for the year ended December 31, 2024 (2023 — $10).
18.C Other Share-Based Payment Plans
All other share-based payment plans use notional units that are valued based on the common share price on the TSX. Any fluctuation in the common share price changes the value of the units, which affects our share-based payment compensation expense. Upon redemption of these units, payments are made to the employees with a corresponding reduction in the accrued liability. We use equity swaps and forwards to hedge our exposure to variations in cash flows due to changes in the common share price for all of these plans.

Details of these plans are as follows:

Senior Executives’ Deferred Share Unit ("DSU") Plan: Under the DSU plan, designated executives may elect to receive all or a portion of their short-term incentive award in the form of DSUs. Each DSU is equivalent in value to one common share and earns dividend equivalents in the form of additional DSUs at the same rate as the dividends on common shares. The designated executives must elect to participate in the plan prior to the beginning of the plan year and this election is irrevocable. Awards generally vest immediately; however, participants are not permitted to redeem the DSUs until after termination, death, or retirement. The value at the time of redemption will be based on the fair value of the common shares immediately before their redemption.

Sun Share Plan: Under the Sun Share plan, participants are granted units that are equivalent in value to one common share and have a grant price equal to the average of the closing price of a common share on the TSX on the five trading days immediately prior to the date of grant. Participants generally hold units for up to 36 months from the date of grant. The units earn dividend equivalents in the form of additional units at the same rate as the dividends on common shares. Under this plan, some units are performance-based that may vest or become payable if we meet specified threshold performance targets. The plan provides for performance factors to motivate participants to achieve a higher return for shareholders (performance factors are determined through a multiplier that can be as low as zero or as high as two times the number of units that vest). Payments to participants are based on the number of units vested multiplied by the average closing price of a common share on the TSX on the five trading days immediately prior to the vesting date.

Notes to the Consolidated Financial Statements	Sun Life Financial Inc.	December 31, 2024	95

Additional information for other share-based payment plans: The units outstanding under these plans and the liabilities recognized for these units in our Consolidated Statements of Financial Position are summarized in the following table:

Number of units (in thousands)	Sun Shares	DSUs	Total
Units outstanding December 31, 2024	5,013	684	5,697
Units outstanding December 31, 2023	4,945	618	5,563
Liability accrued as at December 31, 2024	$306	$49	$355
Liability accrued as at December 31, 2023	$233	$43	$276

Compensation expense and the Income tax expense (benefit) for other share-based payment plans for the years ended December 31 are shown in the following table. Since expenses for the DSUs are accrued as part of incentive compensation in the year awarded, the expenses below do not include these accruals. The expenses presented in the following table include increases in the liabilities for Sun Shares and DSUs due to changes in the fair value of the common shares and the accruals of the Sun Shares liabilities over the vesting period, and exclude any adjustment in expenses due to the impact of hedging.

For the years ended December 31,	2024	2023
Compensation expense	$206	$164
Income tax expense (benefit)	$(54)	$(43)
18.D Share-Based Payment Plans of MFS
Share-based payment awards within MFS are based on their own shares. Restricted share awards are settled in MFS shares and restricted stock unit awards are settled in cash. Restricted share awards and restricted stock unit awards generally vest over a four-year period and continued employment is generally the only service requirement for these awards. Holders of restricted share awards and restricted stock unit awards are entitled to receive non-forfeitable dividend equivalent payments during the vesting period at the same rate as the dividends on MFS’s shares.

Although restricted share awards are settled in shares, all of the MFS share-based awards, including outstanding MFS shares, are accounted for as cash-settled share-based payment awards due to the fact that MFS has a practice of repurchasing its outstanding shares after a specified holding period. The fair value of restricted share awards, restricted stock unit awards, and outstanding MFS shares are estimated using a market consistent share valuation model. The amount of periodic compensation expense recognized is impacted by grants of new awards, vesting, and forfeiture of unvested awards, share repurchases, changes in fair value of awards, and outstanding MFS shares. The total liability accrued attributable to all MFS share-based payment plans as at December 31, 2024 was $1,040 (December 31, 2023 — $978) which includes a liability of $827 (December 31, 2023 — $780) for the restricted shares and outstanding MFS shares.

Compensation expense and the Income tax expense (benefit) for these awards for the years ended December 31 are shown in the following table:

For the years ended December 31,	2024	2023
Compensation expense	$384	$309
Income tax expense (benefit)	$(69)	$(59)

19. Income Taxes
19.A Deferred Income Taxes
The following represents the deferred tax assets and liabilities in the Consolidated Statements of Financial Position:

As at December 31,	2024	2023
Deferred tax assets(1)	$3,910	$3,878
Deferred tax liabilities(1)	286	281
Net deferred tax asset	$3,624	$3,597

(1)    Our deferred tax assets and deferred tax liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred taxes relate to the same taxable entity and the same taxation authority.

96	Sun Life Financial Inc.	December 31, 2024	Notes to the Consolidated Financial Statements

The movement in net deferred tax assets for the years ended December 31, are as follows:

Investments		Policy liabilities(1)	Deferred acquisition costs	Losses available for carry forward	Pension and other employee benefits	Other(2)	Total
Balance, January 1, 2023	$516	$1,716	$84	$986	$242	$(546)	$2,998
Acquisitions (disposals) through business combinations	13	(9)	—	(42)	8	(117)	(147)
Charged to statement of operations	(564)	849	(5)	67	49	489	885
Charged to other comprehensive income	(68)	(18)	—	(30)	38	(23)	(101)
Charged to equity, other than other comprehensive income	2	(56)	—	6	—	24	(24)
Foreign exchange rate movements and Other	(1)	(3)	(3)	(11)	(10)	14	(14)
Balance, December 31, 2023	$(102)	$2,479	$76	$976	$327	$(159)	$3,597
Acquisitions (disposals) through business combinations	—	—	—	(7)	—	8	1
Charged to statement of operations	(101)	193	7	(296)	11	123	(63)
Charged to other comprehensive income	2	—	—	(31)	(7)	(5)	(41)
Charged to equity, other than other comprehensive income	84	—	—	10	—	—	94
Foreign exchange rate movements and Other	(6)	5	6	(1)	24	8	36
Balance, December 31, 2024	$(123)	$2,677	$89	$651	$355	$(25)	$3,624

(1)    Consists of Insurance contract assets and liabilities, Reinsurance contract held assets and liabilities, and Investment contract liabilities.
(2)    Includes unused tax credits.

We have accumulated non-capital tax losses, primarily in Canada, Indonesia and Vietnam, totaling $3,205 (2023 — $4,388). The benefit of these tax losses has been recognized to the extent that it is probable that the benefit will be realized. In addition, in the U.S., we have net capital losses of $10 (2023 — $9) for which a deferred tax asset of $2 (2023 — $2) has been recognized. Unused tax losses for which a deferred tax asset has not been recognized amount to $629 as of December 31, 2024 (2023 — $597) primarily in Indonesia and Vietnam. We also have capital losses of $343 in Canada (2023 — $202) for which a deferred tax asset of $18 (2023 — $nil) has been recognized and a deferred tax asset of $27 (2023 — $26) has not been recognized.

We will realize the benefit of tax losses carried forward in future years through a reduction in current income taxes as and when the losses are utilized. These tax losses are subject to examination by various tax authorities and could be reduced as a result of the adjustments to tax returns. Furthermore, legislative, business or other changes may limit our ability to utilize these losses.

Included in the deferred tax asset related to losses available for carry forward are tax benefits that have been recognized on losses incurred in either the current or the preceding year. In determining if it is appropriate to recognize these tax benefits, we rely on projections of future taxable profits, and we also consider tax planning opportunities that will create taxable income in the period in which the unused tax losses can be utilized.

The non-capital losses carried forward in Canada expire beginning in 2030 and the capital losses can be carried forward indefinitely. The non-capital losses in Indonesia and Vietnam can be carried forward five years. The capital losses in the U.S. can be carried forward five years.

The global minimum tax rules apply to us effective January 1, 2024 and have been substantively enacted in several jurisdictions in which we operate, including Canada, whose Global Minimum Tax Act became enacted in June 2024. The Pillar Two legislation requires the ultimate parent entity of a group to pay top-up tax, on a jurisdiction-by-jurisdiction basis, on profits of its subsidiaries that are taxed below 15%. Our subsidiaries that are currently subject to a statutory tax rate or to a tax regime that could result in taxing profits at a rate below 15% include those in Bermuda, Hong Kong and Ireland. The Current income tax expense (benefit) for the year ended December 31, 2024 includes tax expense related to Pillar Two income taxes of $98.

The IASB issued amendments to IAS 12 Income Taxes in May 2023, which provided a mandatory temporary exception to the recognition and disclosure of information about deferred taxes arising from Pillar Two, and we have applied this temporary exception. Our deferred taxes will not reflect impacts of Pillar Two while the mandatory exception is applicable.

We recognize a deferred tax liability on all temporary differences associated with investments in subsidiaries, branches, joint ventures and associates unless we are able to control the timing of the reversal of these differences and it is probable that these differences will not reverse in the foreseeable future. As at December 31, 2024, temporary differences associated with investments in subsidiaries, branches, joint ventures and associates for which a deferred tax liability has not been recognized amount to $3,947 (2023 — $4,606).

Notes to the Consolidated Financial Statements	Sun Life Financial Inc.	December 31, 2024	97

19.B Income Tax Expense (Benefit)
In our Consolidated Statements of Operations, Income tax expense (benefit) for the years ended December 31 has the following components:

For the years ended December 31,	2024	2023
Current income tax expense (benefit):
Current year	$1,186	$1,187
Adjustments in respect of prior years, including resolution of tax disputes	(209)	159
Total current income tax expense (benefit)	977	1,346
Deferred income tax expense (benefit):
Origination and reversal of temporary differences	(163)	(637)
Adjustments in respect of prior years, including resolution of tax disputes	203	(172)
Tax expense (benefit) arising from unrecognized tax losses	23	(25)
Tax rate and other legislative changes	—	(51)
Total deferred income tax expense (benefit)	63	(885)
Total income tax expense (benefit)	$1,040	$461

Income tax benefit (expense) recognized directly in equity for the years ended December 31:

For the years ended December 31,	2024	2023
Recognized in other comprehensive income:
Current income tax benefit (expense)	$(2)	$—
Deferred income tax benefit (expense)	(41)	(101)
Total recognized in other comprehensive income	(43)	(101)
Recognized in equity, other than other comprehensive income:
Current income tax benefit (expense)	(16)	—
Deferred income tax benefit (expense)	94	(24)
Total recognized in equity, other than other comprehensive income	78	(24)
Total income tax benefit (expense) recorded in equity, including tax benefit (expense) recorded in Other comprehensive income	$35	$(125)

Our effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate as follows:

For the years ended December 31,	2024		2023
		%		%
Total net income (loss)	$3,299		$3,469
Add: Income tax expense (benefit)	1,040		461
Total net income (loss) before income taxes	$4,339		$3,930
Taxes at the combined Canadian federal and provincial statutory income tax rate	$1,204	27.8	$1,091	27.8
Increase (decrease) in rate resulting from:
Higher (lower) effective rates on income subject to taxation in foreign jurisdictions	(248)	(5.7)	(222)	(5.7)
Tax-exempt or low-taxed investment (income) loss	16	0.4	(304)	(7.7)
Adjustments in respect of prior years, including resolution of tax disputes	(6)	(0.1)	(13)	(0.3)
Tax (benefit) cost of unrecognized tax losses and tax credits	23	0.5	(25)	(0.7)
Tax rate and other legislative changes	—	—	(51)	(1.3)
Other	51	1.1	(15)	(0.4)
Total tax expense (benefit) and effective income tax rate	$1,040	24.0	$461	11.7

Statutory income tax rates in other jurisdictions in which we conduct business range from 0% to 25%, which creates a tax rate differential and corresponding tax provision difference compared to the Canadian federal and provincial statutory rate when applied to foreign income not subject to tax in Canada. Generally, earnings arising in tax jurisdictions with statutory rates lower than the Canadian statutory rate of 27.75% reduce our tax expense and these differences are reported in Higher (lower) effective rates on income subject to taxation in foreign jurisdictions.

Tax-exempt or low-taxed investment (income) loss includes tax rate differences related to various types of investment income or losses that are taxed at rates lower than our statutory income tax rate. Examples include, but are not limited to, dividend income, capital gains arising in Canada and changes in market values including those resulting from fluctuations in foreign exchange rates.

Adjustments in respect of prior periods, including the resolution of tax disputes, relate mainly to the resolution of Canadian tax matters and the finalization of the prior year’s Canadian and U.S. tax filings. In 2024, it included the finalization of the prior year's Hong Kong tax filings and an accrual relating to tax matters in the Philippines.

98	Sun Life Financial Inc.	December 31, 2024	Notes to the Consolidated Financial Statements

Tax (benefit) cost of unrecognized tax losses and tax credits primarily reflects unrecognized losses in Asia. In 2023, it mainly reflected the recognition of previously unrecognized deferred tax assets in the U.S.

In assessing unrecognized deferred tax assets in 2023, management had determined that it became probable that future taxable profit would allow deferred tax assets in the U.S. to be recovered. Our U.S. subsidiaries had state net operating losses and other future deductions in computing state income taxes, for which deferred tax assets had previously not been recognized. Management concluded that it would be probable that these subsidiaries, and other historically profitable subsidiaries with which it files consolidated (unitary) state income tax returns, would generate sufficient taxable profit against which the unused state losses and deductions could be utilized. The benefit would be realized in future years through a reduction in current income taxes payable.

In 2023, tax rate and other legislative changes reflected a benefit relating to the recognition of a deferred tax asset in Bermuda. On December 27, 2023, Bermuda enacted a Corporate Income Tax regime which will apply a 15% income tax beginning on January 1, 2025. The enacted legislation provides an economic transition adjustment that aligns an entity's tax basis starting point more closely with its economic position prior to the application of the Corporate Income Tax, and can reduce Bermuda income taxes in the future.

Other primarily reflects withholding taxes on distributions from our foreign subsidiaries, the benefit relating to investments in joint ventures in Asia, and the impact of taxable income attributable to NCI. In 2024, Other included the tax impact of a non-deductible impairment charge on an intangible asset in Vietnam.

20. Capital Management
Our capital base is structured to exceed minimum regulatory and internal capital targets and maintain strong credit and financial strength ratings, while maintaining a capital efficient structure. We strive to achieve an optimal capital structure by balancing the use of debt and equity financing. Capital is managed both on a consolidated basis under the principles that consider all the risks associated with the business, as well as at the business group level under the principles appropriate to the jurisdiction in which each operates. We manage the capital for all of our international subsidiaries on a local statutory basis in a manner commensurate with their individual risk profiles.

The Board of Directors of SLF Inc. is responsible for the annual review and approval of the Company’s capital plan and capital risk policy. Management oversight of our capital programs and position is provided by the Company’s Executive Risk Committee, the membership of which includes senior management from the finance, actuarial, and risk management functions.

We engage in a capital planning process annually in which capital deployment options, fundraising, and dividend recommendations are presented to the Risk Committee of the Board of Directors. Capital reviews are regularly conducted which consider the potential impacts under various business, interest rate, and equity market scenarios. Relevant components of these capital reviews, including dividend recommendations, are presented to the Risk Committee on a quarterly basis. The Board of Directors is responsible for the approval of the dividend recommendations.

The capital risk policy is designed to ensure that adequate capital is maintained to provide the flexibility necessary to take advantage of growth opportunities, to support the risks associated with our businesses and to optimize return to our shareholders. This policy is also intended to provide an appropriate level of risk management over capital adequacy risk, which is defined as the risk that capital is not or will not be sufficient to withstand adverse economic conditions, to maintain financial strength or to allow us and our subsidiaries to support ongoing operations and to take advantage of opportunities for expansion. SLF Inc. manages its capital in a manner commensurate with its risk profile and control environment.

SLF Inc. is a non-operating insurance company and is subject to the LICAT guideline. As at December 31, 2024, SLF Inc.’s LICAT ratio exceeded the regulatory minimum target as set out by the OSFI.

Sun Life Assurance, SLF Inc.’s principal operating life insurance subsidiary in Canada, is also subject to the LICAT guideline. With a LICAT ratio of 146% as at December 31, 2024, Sun Life Assurance's LICAT ratio is above OSFI's Supervisory Target Total Ratio of 100% and minimum Total Ratio of 90%.

OSFI may intervene and assume control of a Canadian life insurance company if it deems the amount of available capital insufficient. Capital requirements may be adjusted by OSFI in the future, as experience develops or the risk profile of Canadian life insurers changes or to reflect other risks. Sun Life Assurance exceeded levels that would require regulatory or corrective action as at December 31, 2024 and December 31, 2023.

The Company’s regulated subsidiaries must comply with the capital adequacy requirements imposed in the jurisdictions in which they operate. In certain jurisdictions, the payment of dividends from our subsidiaries is subject to maintaining capital levels exceeding regulatory targets and/or receiving regulatory approval. We maintained capital levels above minimum local requirements as at December 31, 2024 and December 31, 2023.

In the U.S., Sun Life Assurance operates through a branch which is subject to U.S. regulatory supervision, and it exceeded the levels under which regulatory action would be required as at December 31, 2024 and December 31, 2023. In the U.S., we use captive reinsurance arrangements to provide efficient financing of U.S. statutory reserve requirements in excess of those required under IFRS. Under two such arrangements, the funding of these reserve requirements is supported by a guarantee from SLF Inc.

Notes to the Consolidated Financial Statements	Sun Life Financial Inc.	December 31, 2024	99

Our capital base presented in the table below consists mainly of common shareholders’ equity, preferred shares and other equity instruments, equity in the participating account, non-controlling interests’ equity, CSM, and certain other capital securities that qualify as regulatory capital.

As at December 31,	2024	2023
Subordinated debt	$6,179	$6,178
Innovative capital instruments(1)	200	200
Equity:
Preferred shares and other equity instruments	2,239	2,239
Common shareholders’ equity(2)	23,318	21,343
Equity in the participating account	496	457
Non-controlling interests’ equity	76	161
Contractual Service Margin	13,366	11,786
Total capital(3)	$45,874	$42,364

(1)    Innovative capital instruments are SLEECS issued by SLCT I (Note 12). SLCT I is not consolidated by us.
(2)    Common shareholders' equity is equal to Total shareholders' equity less Preferred shares and other equity instruments.
(3)    For regulatory reporting purposes under the LICAT framework, there were further adjustments, including goodwill, non-life investments, and others as prescribed by OSFI, to the total capital figure presented in the table above.

21. Segregated Funds
We have segregated fund products, including variable annuities, unit-linked products and variable universal life insurance policies, in Canada, the U.S., the UK, and Asia. Effective the second quarter of 2023, we completed the sale of our UK business unit. See Note 3. Under these contracts, the benefit amount is contractually linked to the fair value of the investments in the particular segregated fund. Policyholders can select from a variety of categories of segregated fund investments. Although the underlying assets are registered in our name and the segregated fund contract holder has no direct access to the specific assets, the contractual arrangements are such that the segregated fund policyholder bears the risk and rewards of the funds’ investment performance. Therefore, net realized gains and losses and other net investment income earned on the segregated funds are attributable to policyholders and not to us. However, certain contracts include guarantees from us. We are exposed to equity market risk and interest rate risk and sometimes insurance risk as a result of these guarantees. Further details on these guarantees and our risk management activities related to these guarantees are included in Notes 6 and 7.

Segregated fund contracts are classified as insurance contracts or investment contracts depending on whether there is significant insurance risk in the guarantees we provide. Segregated funds that are classified as insurance contracts are insurance contracts with direct participation features, and therefore measured using the VFA.

We derive fee income from segregated funds. Market value movements in the investments held for segregated fund holders impact the management fees earned on these funds. Fees from segregated fund contracts that are classified as investment contracts are reported as Fee Income on the Consolidated Statements of Operations. Fees from segregated fund contracts that are classified as insurance contracts are reflected in the measurement of CSM of those contracts, which is reported as revenue as insurance contract services are provided.

The segregated fund types offered, by percentage of total investments for account of segregated fund holders, were within the following ranges as at December 31, 2024 and December 31, 2023:

Type of fund	%
Money market	1 to 5
Fixed income	5 to 10
Balanced	40 to 45
Equity	45 to 50

Money market funds include investments that have a term to maturity of less than one year. Fixed income funds are funds that invest primarily in investment grade fixed income securities and where less than 25% can be invested in diversified equities or high-yield bonds. Balanced funds are a combination of fixed income securities with a larger equity component. The fixed income component is greater than 25% of the portfolio. Equity consists primarily of broad-based diversified funds that invest in a well-diversified mix of Canadian, U.S. or global equities. Other funds in this category include low volatility funds, intermediate volatility funds, and high volatility funds.

100	Sun Life Financial Inc.	December 31, 2024	Notes to the Consolidated Financial Statements

21.A Segregated Funds Classified as Investment Contracts
21.A.i Investments for Account of Segregated Fund Holders — Investment Contracts
The carrying value of investments for account of segregated fund holders for contracts classified as investment contracts are as follows:

As at December 31,	2024	2023
Segregated and mutual fund units	$126,867	$107,239
Equity securities	1,049	1,280
Debt securities	773	862
Cash, cash equivalents and short-term securities	3	4
Other	(3)	26
Total investments for account of segregated fund holders	$128,689	$109,411
21.A.ii Changes in Account of Segregated Fund Holders — Investment Contracts

For the years ended and as at December 31,	2024	2023
Balance, beginning of year	$109,411	$102,153
Additions to segregated funds:
Deposits	12,922	11,510
Net realized and unrealized gains (losses)	11,412	3,995
Other investment income	7,487	7,854
Total additions	31,821	23,359
Deductions from segregated funds:
Payments to policyholders and their beneficiaries	11,718	10,793
Management fees	784	687
Taxes and other expenses	49	49
Foreign exchange rate movements	(8)	(76)
Total deductions	12,543	11,453
Net additions (deductions)	19,278	11,906
Dispositions (Note 3)	—	(4,648)
Balance, end of year	$128,689	$109,411
21.B Segregated Funds Classified as Insurance Contracts
21.B.i Investments for Account of Segregated Fund Holders — Insurance Contracts
The carrying value of investments for account of segregated fund holders for contracts classified as insurance contracts, which are the underlying items for the insurance contracts, are as follows:

As at December 31,	2024	2023
Segregated and mutual fund units	$15,084	$14,240
Equity securities	3,113	2,908
Debt securities	1,607	1,427
Cash, cash equivalents and short-term securities	394	483
Mortgages	7	16
Other assets	52	45
Total assets	20,257	19,119
Less: Liabilities arising from investing activities	160	78
Total investments for account of segregated fund holders	$20,097	$19,041

Notes to the Consolidated Financial Statements	Sun Life Financial Inc.	December 31, 2024	101

21.B.ii Changes in Account of Segregated Fund Holders — Insurance Contracts
Changes by Measurement Component
The following reconciliations illustrate the insurance contract liabilities for account of segregated fund holders by measurement component. For insurance contract liabilities for account of segregated fund holders, the entire amount is included in the present value of estimates of future cash flows. Reconciliations for the net liabilities of segregated fund insurance contracts that are not backed by investments for account of segregated fund holders are included as part of the insurance contract liabilities in Note 10.B.i.

For the years ended and as at December 31,	2024	2023
Balance, beginning of year	$19,041	$23,139
Insurance finance (income) expenses	2,316	1,793
Foreign currency translation	388	(201)
Cash flows:
Premiums received	2,016	1,969
Amounts paid to policyholders and other insurance service expenses paid	(2,814)	(2,583)
Management fees, taxes and other expenses	(850)	(822)
Total cash flows	(1,648)	(1,436)
Dispositions (Note 3)	—	(4,254)
Balance, end of year	$20,097	$19,041
Changes by Remaining Coverage and Incurred Claims
The following tables show the changes in the liabilities for insurance contracts for account of segregated fund holders by LRC and LIC. Reconciliations for the remainder of liabilities for segregated funds that are classified as insurance contracts are in Note 10.B.i.

For the years ended and as at December 31,	2024	2023
Net liabilities for remaining coverage:
Balances, beginning of year	$19,041	$23,139
Insurance finance (income) expenses	2,316	1,793
Foreign currency translation	388	(201)
Total changes	2,704	1,592
Cash flows:
Premiums received	2,016	1,969
Management fees, taxes and other expenses	(850)	(822)
Total cash flows	1,166	1,147
Expected investment component excluded from insurance revenue	(2,814)	(2,583)
Dispositions (Note 3)	—	(4,254)
Balances, liability for remaining coverage, end of year	$20,097	$19,041
Liability for incurred claims:
Balances, beginning of year	$—	$—
Cash flows:
Amounts paid to policyholders and other insurance service expenses paid	(2,814)	(2,583)
Total cash flows	(2,814)	(2,583)
Actual investment component excluded from insurance service expense	2,814	2,583
Balances, liability for incurred claims, end of year	$—	$—
Total net insurance contract liability:
Balances, beginning of year	$19,041	$23,139
Insurance finance (income) expenses	2,316	1,793
Foreign currency translation	388	(201)
Total changes	2,704	1,592
Cash flows:
Premiums received	2,016	1,969
Amounts paid to policyholders and other insurance service expenses paid	(2,814)	(2,583)
Management fees, taxes and other expenses	(850)	(822)
Total cash flows	(1,648)	(1,436)
Dispositions (Note 3)	—	(4,254)
Balances, total net insurance contract liability, end of year	$20,097	$19,041

102	Sun Life Financial Inc.	December 31, 2024	Notes to the Consolidated Financial Statements

22. Commitments, Guarantees and Contingencies
22.A Lease Commitments
We lease offices and certain equipment. These are leases with rents charged to operations in the year to which they relate. Total future rental payments for the remainder of these leases and the payments by year are included in Note 6.C.ii.
22.B Contractual Commitments
In the normal course of business, various contractual commitments are outstanding, which are not reflected in our Consolidated Financial Statements. In addition to loan commitments for debt securities and mortgages included in Note 6.A.i, we have equity, investment property, and property and equipment commitments. The contractual commitments outstanding as at December 31 and the expected maturities of these commitments are included in Note 6.C.ii.
22.C Letters of Credit
We issue commercial letters of credit in the normal course of business. As at December 31, 2024, we had credit facilities of $1,077 available for the issuance of letters of credit (December 31, 2023 — $874), from which a total of $120 in letters of credit were outstanding (December 31, 2023 — $113).
22.D Commissions on Release
Commissions on Release ("CORe") is a program designed to facilitate the transfer of the right to service Clients between advisors in order to provide ongoing service and advice to our Clients. We facilitate and administer these transactions including payment and collection streams. Under the CORe program, when an eligible advisor releases Clients they are servicing, we are contractually obligated to pay them the associated CORe value, based on a specified formula as stipulated in the advisor contract. The value of the CORe commitment will vary for Clients which have not been released by an active advisor. The occurrence of future events that will trigger an advisor to release their right to service Clients and the value of the related CORe commitment at that future release date is difficult to predict. As a result of uncertainty in the timing of the triggering event, we cannot reliably estimate our commitment under the CORe program. Due to the nature of the program, in the normal course of business, the commitment related to the future payment to advisors on release of their right to service Clients would be expected to be matched or partially matched by a corresponding amount related to the receivable on the assignment of the right to service the Client by the new advisors, resulting in an immaterial impact to earnings and liquidity in any reporting period.
22.E Indemnities and Guarantees
In the normal course of our business, we have entered into agreements that include indemnities in favour of third parties, such as confidentiality agreements, engagement letters with advisors and consultants, outsourcing agreements, leasing contracts, trade-mark licensing agreements, underwriting and agency agreements, information technology agreements, distribution agreements, financing agreements, the sale of equity interests, and service agreements. These agreements may require us to compensate the counterparties for damages, losses or costs incurred by the counterparties as a result of breaches in representation, changes in regulations (including tax matters), or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. We have also agreed to indemnify our directors and certain of our officers and employees in accordance with our by-laws. These indemnification provisions will vary based upon the nature and terms of the agreements. In many cases, these indemnification provisions do not contain limits on our liability, and the occurrence of contingent events that will trigger payment under these indemnities is difficult to predict. As a result, we cannot estimate our potential liability under these indemnities. We believe that the likelihood of conditions arising that would trigger these indemnities is remote and, historically, we have not made any significant payment under such indemnification provisions. In certain cases, we have recourse against third parties with respect to the aforesaid indemnities, and we also maintain insurance policies that may provide coverage against certain of these claims.

In the normal course of our business, we have entered into purchase and sale agreements that include indemnities in favour of third parties. These agreements may require us to compensate the counterparties for damages, losses, or costs incurred by the counterparties as a result of breaches in representation. As at December 31, 2024, we are not aware of any breaches in representations that would result in any payment required under these indemnities that would have a material impact on our Consolidated Financial Statements.

Guarantees made by us that can be quantified are included in Note 6.A.i.
22.F Guarantees of Sun Life Assurance Preferred Shares and Subordinated Debentures
SLF Inc. has provided a guarantee on the $150 of 6.30% subordinated debentures due 2028 issued by Sun Life Assurance. Claims under this guarantee will rank equally with all other subordinated indebtedness of SLF Inc. SLF Inc. has also provided a subordinated guarantee of preferred shares issued from time to time by Sun Life Assurance, other than such preferred shares which are held by SLF Inc. and its affiliates. Sun Life Assurance has no outstanding preferred shares subject to the guarantee. As a result of these guarantees, Sun Life Assurance is entitled to rely on exemptive relief from most continuous disclosure and the certification requirements of Canadian securities laws.

Notes to the Consolidated Financial Statements	Sun Life Financial Inc.	December 31, 2024	103

The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (consolidated):

For the years ended	SLF Inc.(unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustments	SLF Inc. (consolidated)
December 31, 2024
Insurance revenue	$—	$19,389	$4,841	$(1,593)	$22,637
Net investment income (loss) excluding result for segregated fund holders	305	7,138	242	(270)	7,415
Fee income	1	1,992	7,128	(540)	8,581
Other income	—	—	163	—	163
Total revenue	$306	$28,519	$12,374	$(2,403)	$38,796
Shareholders’ net income (loss)	$3,128	$1,501	$1,675	$(3,175)	$3,129
December 31, 2023
Insurance revenue	$—	$17,844	$5,055	$(1,543)	$21,356
Net investment income (loss) excluding result for segregated fund holders	466	11,176	903	(959)	11,586
Fee income	1	1,687	6,647	(503)	7,832
Other income	—	169	—	—	169
Total revenue	$467	$30,876	$12,605	$(3,005)	$40,943
Shareholders’ net income (loss)	$3,165	$1,908	$1,084	$(2,992)	$3,165

Assets and liabilities as at	SLF Inc.(unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustments	SLF Inc. (consolidated)
December 31, 2024
Invested assets	$28,494	$175,508	$12,449	$(26,634)	$189,817
Reinsurance contract held assets	$—	$6,353	$—	$(35)	$6,318
Insurance contract assets	$—	$227	$1,583	$(1,455)	$355
Total other general fund assets	$4,639	$13,979	$10,299	$(3,472)	$25,445
Investments for account of segregated fund holders	$—	$148,720	$66	$—	$148,786
Insurance contract liabilities excluding those for account of segregated fund holders	$—	$147,196	$108	$(35)	$147,269
Reinsurance contract held liabilities	$—	$3,281	$—	$(1,456)	$1,825
Investment contract liabilities	$—	$11,677	$1	$—	$11,678
Total other general fund liabilities	$7,576	$16,191	$15,589	$(4,322)	$35,034
Insurance contract liabilities for account of segregated fund holders	$—	$20,031	$66	$—	$20,097
Investment contract liabilities for account of segregated fund holders	$—	$128,689	$—	$—	$128,689
December 31, 2023
Invested assets	$26,239	$164,557	$13,913	$(30,381)	$174,328
Reinsurance contract held assets	$—	$5,858	$3	$(67)	$5,794
Insurance contract assets	$—	$184	$637	$(637)	$184
Total other general fund assets	$4,547	$13,302	$9,805	$(3,171)	$24,483
Investments for account of segregated fund holders	$—	$128,396	$56	$—	$128,452
Insurance contract liabilities excluding those for account of segregated fund holders	$—	$135,445	$291	$(67)	$135,669
Reinsurance contract held liabilities	$—	$2,260	$—	$(637)	$1,623
Investment contract liabilities	$—	$11,672	$—	$—	$11,672
Total other general fund liabilities	$7,300	$15,041	$14,880	$(5,596)	$31,625
Insurance contract liabilities for account of segregated fund holders	$—	$18,985	$56	$—	$19,041
Investment contract liabilities for account of segregated fund holders	$—	$109,411	$—	$—	$109,411

104	Sun Life Financial Inc.	December 31, 2024	Notes to the Consolidated Financial Statements

22.G Legal and Regulatory Proceedings
We are regularly involved in legal actions, both as a defendant and as a plaintiff. Legal actions naming us as a defendant ordinarily involve our activities as a provider of insurance protection and wealth management products, as an investor and investment advisor, and as an employer. In addition, government and regulatory bodies in Canada, the U.S., the UK, and Asia, including federal, provincial, and state securities and insurance regulators, tax authorities, and other government authorities, from time to time, make inquiries and require the production of information or conduct examinations or investigations concerning our compliance with tax, insurance, securities, and other laws.

Provisions for legal proceedings related to insurance contracts, such as for disability and life insurance claims and the cost of litigation, are included in Insurance contract liabilities in our Consolidated Statements of Financial Position. Other provisions are established outside of the Insurance contract liabilities if, in the opinion of management, it is both probable that a payment will be required and a reliable estimate can be made of the amount of the obligation. Management reviews the status of all proceedings on an ongoing basis and exercises judgment in resolving them in such manner as management believes to be in our best interest.

Two class action lawsuits have been filed against Sun Life Assurance in connection with sales practices relating to, and the administration of, individual policies issued by the Metropolitan Life Insurance Company ("MLIC"). These policies were assumed by Clarica when Clarica acquired the bulk of MLIC’s Canadian operations in 1998 and subsequently assumed by Sun Life Assurance as a result of its amalgamation with Clarica. One of the lawsuits (Fehr et al v Sun Life Assurance Company of Canada) is issued in Ontario and the other (Alamwala v Sun Life Assurance Company of Canada) is in British Columbia. The Fehr action has been certified as a class action and notice has been made to class members. Sun Life Assurance has brought a motion for summary judgment seeking to dismiss all of the claims. The other action (Alamwala v Sun Life Assurance Company of Canada) has remained largely dormant since it was commenced in 2011 and has not been certified. We will continue to vigorously defend against the claims in these actions. In connection with the acquisition of the Canadian operations of MLIC, MLIC agreed to indemnify Clarica for certain losses, including those incurred relating to the sales of its policies. Should either of the Fehr or the Alamwala lawsuits result in a loss, Sun Life Assurance will seek recourse against MLIC under that indemnity through arbitration.

An Ontario class action lawsuit has been certified against Sun Life Assurance regarding the administration of disability benefits under the Government of Canada employee benefits plan (Belec v Sun Life Assurance Company of Canada). Notice of the class action has been sent to potential class members. The Company has substantive defences to the claims and is defending this lawsuit.

Management does not believe that the probable conclusion of any current legal, regulatory or tax matter, either individually or in the aggregate, will have a material adverse effect on the Consolidated Statements of Financial Position or the Consolidated Statements of Operations.

23. Related Party Transactions
SLF Inc. and its subsidiaries, joint ventures and associates transact business worldwide. All transactions between SLF Inc. and its subsidiaries have been eliminated on consolidation. Transactions with joint ventures and associates, which are also related parties, are disclosed in Note 15. Transactions between the Company and related parties are executed and priced on an arm’s-length basis in a manner similar to transactions with third parties.
23.A Transactions with Key Management Personnel, Remuneration and Other Compensation
Key management personnel refers to the executive team and Board of Directors of SLF Inc. These individuals have the authority and responsibility for planning, directing, and controlling the activities of the Company. The aggregate compensation to the executive team and directors are as follows:

For the years ended December 31,	2024		2023
	Executive team	Directors	Executive team	Directors
Number of individuals	14	13	12	11
Base salary and annual incentive compensation	$24	$—	$26	$—
Additional short-term benefits and other	$1	$—	$1	$—
Share-based long-term incentive compensation	$47	$4	$28	$4
Value of pension and post-retirement benefits	$2	$—	$2	$—
Severance	$5	$—	$—	$—
23.B Other Related Party Transactions
We provide investment management services for our pension plans. The services are provided on substantially the same terms as for comparable transactions with third parties. We also hold units of investment funds managed by certain of our joint ventures. The carrying amount of our investment in these funds is included in Note 15.D.

Notes to the Consolidated Financial Statements	Sun Life Financial Inc.	December 31, 2024	105

24. Pension Plans and Other Post-Retirement Benefits

We sponsor defined benefit pension plans and defined contribution plans for eligible employees. All of our significant defined benefit plans worldwide are closed to new entrants with new hires participating in defined contribution plans. Significant defined benefit plans are located in Canada and the U.S. The defined benefit pension plans offer benefits based on length of service and final average earnings and certain plans offer some indexation of benefits. The specific features of these plans vary in accordance with the employee group and countries in which employees are located. In addition, we maintain supplementary non-contributory defined benefit pension arrangements for eligible employees, which are primarily for benefits which are in excess of local tax limits. As of December 31, 2014, there are no active members in the U.S. defined benefit plans continuing to accrue future service benefits. On January 1, 2009, the Canadian defined benefit plans were closed to new employees. In 2023, all assets and liabilities associated with the UK pension plans were transferred to the buyer as part of the sale of Sun Life's UK business. Canadian employees hired before January 1, 2009 continue to earn future service benefits in the previous plans, which includes both defined benefit and defined contribution components, while new hires since then are eligible to join a defined contribution plan. In addition, one small defined benefit plan in the Philippines remains open to new hires.

Our funding policy for defined benefit pension plans is to make at least the minimum annual contributions required by regulations in the countries in which the plans are offered. The defined benefit pension arrangements are governed by local pension committees. Significant plan changes require the approval of the Board of Directors of the sponsoring subsidiary of SLF Inc.

We also established defined contribution plans for eligible employees. Our contributions to these defined contribution pension plans may be subject to certain vesting requirements. Generally, our contributions are a set percentage of employees’ annual income and may be a set percentage of employee contributions, up to specified levels.

In addition to our pension plans, in Canada and the U.S., we provide certain post-retirement health care and life insurance benefits to eligible employees and to their dependents upon meeting certain requirements. Eligible retirees may be required to pay a portion of the premiums for these benefits and, in general, deductible amounts and co-insurance percentages apply to benefit payments. These post-retirement benefits are not pre-funded. In Canada, certain post-retirement health care and life insurance benefits are provided for eligible employees who retired before December 31, 2015. Eligible employees in Canada who retire after December 31, 2015 will have access to voluntary retiree-paid health care coverage. In the U.S., certain post-retirement health care and life insurance benefits are provided to eligible retirees. In the U.S., employees who were not age 50 with 10 years of service as of December 31, 2015 only have access to subsidized retiree health care coverage until eligible for Medicare. Eligible existing and future retirees and covered dependents eligible for Medicare receive an annual contribution to a health reimbursement account to be applied against individual coverage and other eligible expenses.
24.A Risks Associated with Employee Defined Benefit Plans
With the closure of the significant defined benefit pension and retiree benefit plans to new entrants, the volatility associated with future service accruals for active members has been limited and will decline over time.

The major risks remaining in relation to past service obligations are increases in liabilities due to a decline in discount rates, greater life expectancy than assumed and adverse asset returns. We have significantly de-risked the investments of our significant defined benefit pension plans Company-wide by shifting the pension asset mix away from equities and into more fixed income and liability-matching investments. In 2023, all assets and liabilities associated with the UK pension plans were transferred to the buyer as part of the sale of Sun Life's UK business. The target for our significant funded defined benefit pension plans is to minimize volatility in funded status arising from changes in discount rates and exposure to equity markets.

106	Sun Life Financial Inc.	December 31, 2024	Notes to the Consolidated Financial Statements

24.B Defined Benefit Pension and Other Post-Retirement Benefit Plans
The following tables set forth the status of the defined benefit pension and other post-retirement benefit plans:

2024				2023
Pension		Other post-retirement	Total	Pension	Other post-retirement	Total
Change in defined benefit obligations:
Defined benefit obligation, January 1	$2,483	$215	$2,698	$2,763	$206	$2,969
Current service cost	35	8	43	32	6	38
Interest cost	116	11	127	121	11	132
Actuarial losses (gains)	(35)	(4)	(39)	187	8	195
Benefits paid	(134)	(14)	(148)	(138)	(15)	(153)
Divestiture	—	—	—	(483)	—	(483)
Foreign exchange rate movements	34	5	39	1	(1)	—
Defined benefit obligation, December 31	$2,499	$221	$2,720	$2,483	$215	$2,698
Change in plan assets:
Fair value of plan assets, January 1	$2,393	$—	$2,393	$2,799	$—	$2,799
Administrative expense	(1)	—	(1)	(1)	—	(1)
Interest income on plan assets	114	—	114	125	—	125
Return on plan assets (excluding amounts included in net interest expense)	(13)	—	(13)	48	—	48
Employer contributions	34	14	48	69	15	84
Benefits paid	(134)	(14)	(148)	(138)	(15)	(153)
Divestiture	—	—	—	(510)	—	(510)
Foreign exchange rate movements	34	—	34	1	—	1
Fair value of plan assets, December 31	$2,427	$—	$2,427	$2,393	$—	$2,393
Amounts recognized on Statement of Financial Position:
Fair value of plan assets	$2,427	$—	$2,427	$2,393	$—	$2,393
Defined benefit (obligation)	(2,499)	(221)	(2,720)	(2,483)	(215)	(2,698)
Net recognized (liability) asset, December 31	$(72)	$(221)	$(293)	$(90)	$(215)	$(305)
Components of net benefit expense recognized:
Current service cost	$35	$8	$43	$32	$6	$38
Administrative expense	1	—	1	1	—	1
Net interest expense (income)	2	11	13	(4)	11	7
Other long-term employee benefit losses (gains)	—	5	5	—	3	3
Net benefit expense	$38	$24	$62	$29	$20	$49
Remeasurement of net recognized (liability) asset:
Return on plan assets (excluding amounts included in net interest expense)	$(13)	$—	$(13)	$48	$—	$48
Actuarial gains (losses) arising from changes in demographic assumptions	—	—	—	(4)	—	(4)
Actuarial gains (losses) arising from changes in financial assumptions	36	2	38	(131)	(7)	(138)
Actuarial gains (losses) arising from experience adjustments	(1)	7	6	(52)	2	(50)
Foreign exchange rate movements	—	(5)	(5)	—	1	1
Components of defined benefit costs recognized in Other comprehensive income (loss)	$22	$4	$26	$(139)	$(4)	$(143)

Notes to the Consolidated Financial Statements	Sun Life Financial Inc.	December 31, 2024	107

24.C Principal Assumptions for Significant Plans

	2024		2023
	Canada %	U.S. %	Canada %	UK %	(1)	U.S. %
To determine defined benefit obligation at end of year:
Discount rate for pension plans	4.70	5.70	4.60	n/a		5.35
Rate of compensation increase	2.80	n/a	2.70	n/a		n/a
Pension increases	0.00-0.20	n/a	0.00-0.20	n/a		n/a
To determine net benefit expense for year:
Discount rate for pension plans	4.60	5.35	5.00	4.75		5.55
Rate of compensation increase	2.70	n/a	2.75	n/a		n/a
Pension increases	0.00-0.20	n/a	0.00-0.05	3.05		n/a
Health care trend rates:
Initial health care trend rate	5.02	7.00	5.08	n/a		6.75
Ultimate health care trend rate	4.00	5.00	4.00	n/a		5.00
Year ultimate health care trend rate reached	2040	2033	2040	n/a		2031
	2024		2023
	Canada	U.S.	Canada	UK	(1)	U.S.
Mortality rates:
Life expectancy (in years) for individuals currently at age 65:
Male	24	22	24	n/a		22
Female	25	23	25	n/a		23
Life expectancy (in years) at 65 for individuals currently at age 45:
Male	25	23	25	n/a		23
Female	26	25	26	n/a		25
Average duration (in years) of pension obligation	13.6	9.6	13.8	n/a		9.8

(1)    In 2023, all assets and liabilities associated with the UK pension plans were transferred to the buyer as part of the sale of Sun Life's UK business.
Discount Rate, Rate of Compensation Increase and Health Care Cost
The major economic assumptions which are used in determining the actuarial present value of the accrued benefit obligations vary by country.

The discount rate assumption used for significant plans is determined by reference to the market yields, as of December 31, of high-quality corporate bonds that have terms to maturity approximating the terms of the related obligation. In countries where a deep corporate market does not exist, government bonds are used. Compensation and health care trend assumptions are based on expected long-term trend assumptions which may differ from actual results.
24.D Sensitivity of Key Assumptions
The following table provides the potential impact of changes in key assumptions on the defined benefit obligation for pension and other post-retirement benefit plans as at December 31, 2024. These sensitivities are hypothetical and should be used with caution. The impact of changes in each key assumption may result in greater than proportional changes in sensitivities.

	Pension	Post-retirement benefits
Interest/discount rate sensitivity:(1)
1% decrease	$360	$20
1% increase	$(286)	$(18)
Rate of compensation increase assumption:
1% decrease	$(45)	n/a
1% increase	$51	n/a
Health care trend rate assumption:
1% decrease	n/a	$(9)
1% increase	n/a	$10
Mortality rates:(2)
10% decrease	$52	$2

(1)    Represents a parallel shift in interest rates across the entire yield curve, resulting in a change in the discount rate assumption.
(2)    Represents 10% decrease in mortality rates at each age.

108	Sun Life Financial Inc.	December 31, 2024	Notes to the Consolidated Financial Statements

24.E Fair Value of Plan Assets
The composition of fair value of plan assets is as follows:

As at December 31,	2024	2023
Equity investments	4%	4%
Fixed income investments	76%	77%
Real estate investments	12%	12%
Other	8%	7%
Total composition of fair value of plan assets	100%	100%

The fair value of our equity investments in 2024 and 2023 are consistent with Level 1 or Level 2 fair value hierarchy. In 2024, 3% of our fixed income investments (2023 — 4%) are determined based on valuation techniques consistent with Level 1 of the fair value hierarchy.

The assets of the defined benefit pension plans are primarily held in trust for plan members and are managed within the provisions of each plan’s investment policies and procedures. Diversification of the investments is used to limit credit, market, and foreign currency risks. We have significantly de-risked the investments of our significant defined benefit pension plans by shifting the pension asset mix away from equities and into more fixed income and liability-matching investments. The long-term investment objectives of the defined benefit pension plans are to equal or exceed the rate of growth of the liabilities. Over shorter periods, the objective of the defined benefit pension plan investment strategy is to minimize volatility in the funded status. Liquidity is managed with consideration to the cash flow requirements of the liabilities.
24.F Future Cash Flows
The following tables set forth the expected contributions and expected future benefit payments of the defined benefit pension and other post-retirement benefit plans:

	Pension	Post-retirement	Total
Expected contributions for the next 12 months	$38	$18	$56
Expected Future Benefit Payments

	2025	2026	2027	2028	2029	2030 to 2034
Pension	$135	$140	$145	$151	$150	$806
Post-retirement	18	19	19	20	21	114
Total	$153	$159	$164	$171	$171	$920
24.G Defined Contribution Plans
We expensed $206 in 2024 (2023 — $199) with respect to defined contribution plans.

25. Earnings (Loss) Per Share

Details of the calculation of the net income (loss) and the weighted average number of shares used in the EPS computations are as follows:

For the years ended December 31,	2024	2023
Common shareholders’ net income (loss) for basic earnings per share	$3,049	$3,086
Add: Increase in income due to convertible instruments(1)	10	10
Common shareholders’ net income (loss) on a diluted basis	$3,059	$3,096
Weighted average number of common shares outstanding for basic earnings per share (in millions)	579	586
Add: Dilutive impact of stock options(2) (in millions)	—	—
Dilutive impact of convertible instruments(1) (in millions)	3	3
Weighted average number of common shares outstanding on a diluted basis (in millions)	582	589
Basic earnings (loss) per share	$5.27	$5.27
Diluted earnings (loss) per share	$5.26	$5.26
(1)    The convertible instruments are the SLEECS B issued by SLCT I.
(2)    Excludes the impact of 1 million stock options for the year ended December 31, 2024 (December 31, 2023 — 2 million) because these stock options were anti-dilutive for the period.

Notes to the Consolidated Financial Statements	Sun Life Financial Inc.	December 31, 2024	109

26. Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss), net of taxes, are as follows:

For the years ended December 31,		2024		2023
Balance, beginning of year		Other comprehensive income (loss)	Balance, end of year	Balance, beginning of year	Other comprehensive income (loss)	Other	Balance, end of year
Items that may be reclassified subsequently to income:
Unrealized foreign currency translation gains (losses), net of hedging activities	$1,350	$1,346	$2,696	$1,689	$(339)	$—		$1,350
Unrealized gains (losses) on FVOCI assets	(354)	104	(250)	(839)	485	—		(354)
Unrealized gains (losses) on cash flow hedges	(1)	5	4	(18)	17	—		(1)
Share of other comprehensive income (loss) in joint ventures and associates	(151)	201	50	(107)	(44)	—		(151)
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(217)	19	(198)	(149)	(105)	37	(1)	(217)
Share of other comprehensive income (loss) in joint ventures and associates	2	(7)	(5)	(5)	7	—		2
Revaluation surplus on transfers to investment properties	143	1	144	143	—	—		143
Total	$772	$1,669	$2,441	$714	$21	$37		$772
Total attributable to:
Participating account	$6	$(3)	$3	$(3)	$9	$—		$6
Non-controlling interests	1	10	11	4	(3)	—		1
Shareholders	765	1,662	2,427	713	15	37		765
Total	$772	$1,669	$2,441	$714	$21	$37		$772

(1)    During 2023, the Company transferred cumulative remeasurement losses of $37 from Accumulated other comprehensive income (loss) to Retained earnings due to the sale of Sun Life UK.

110	Sun Life Financial Inc.	December 31, 2024	Notes to the Consolidated Financial Statements